Registration No. 333-113729

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST NLC FINANCIAL SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6162	83-0385757
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 West Hillsboro Boulevard, Building 1

Deerfield Beach, FL 33441

(800) 950-3314

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Neal S. Henschel

Chairman of the Board and Chief Executive Officer

700 West Hillsboro Boulevard, Building 1

Deerfield Beach, FL 33441

(800) 950-3314

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David A. Gerson, Esq.	Frank M. Conner III, Esq.
Alan S. Pretter, Esq.	Kathryn C. Kling, Esq.
Morgan, Lewis & Bockius LLP	Alston & Bird LLP
One Oxford Centre	North Building, 10th Floor
Thirty-Second Floor	601 Pennsylvania Avenue, N.W.
Pittsburgh, PA 15219	Washington, D.C. 20004
Telephone: (412) 560-3300	Telephone: (202) 756-3300
Facsimile: (412) 560-7001	Facsimile: (202) 756-3333

Approximate Date of Commencement of Proposed Sale to the Public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 5, 2004.

3,100,000 Shares

First NLC Financial Services, Inc.

Common Stock

This is our initial public offering. We are offering 3,100,000 shares of our common stock. The initial public offering price of our common stock is expected to be between $12.00 and $14.00 per share. We have applied to have our common stock approved for listing on The Nasdaq Stock Market’s National Market under the symbol “NLCF.”

The underwriters have an option to purchase up to an additional 465,000 shares of common stock from us solely to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

SunTrust Robinson Humphrey

Piper Jaffray

Stephens Inc.

The date of this prospectus is                     , 2004.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the “Risk Factors” section beginning on page 8 and our consolidated financial statements and the notes to those statements. Unless otherwise indicated, information presented in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Our Company

Overview

We are a nonprime residential mortgage banking company originating mortgage loans in 38 states across the United States. We originate, underwrite and fund mortgage loans secured primarily by single-family residences, then sell those loans on a cash basis to institutional loan purchasers. We primarily originate nonprime loans, which are mortgage loans provided to borrowers who do not satisfy the credit, documentation or other underwriting standards prescribed by conforming mortgage lenders and loan purchasers.

We believe that our experienced management team has developed diverse loan origination channels, disciplined underwriting processes and an effective loan disposition strategy that have contributed to our growth in loan originations and profits. We primarily originate nonprime loans through our wholesale channel, which accounted for approximately 85% of our total originations in 2003. We also originate loans through our retail channel, which is composed of 26 branch offices in 14 states.

We have historically originated a high percentage of our mortgage loans for home purchases, and for debt consolidations or cash-out refinancings in which borrowers receive additional proceeds to pay off other debt or meet other financial needs. Unlike rate and term refinance loans that are predominantly based on interest rate considerations, home purchase, debt-consolidation and cash-out refinance loans are driven by the borrower’s specific need for funds, which we believe makes the demand for these loans less sensitive to interest rate fluctuations.

We underwrite each loan that we originate in accordance with our underwriting processes and guidelines. As of the date of this prospectus, we have sold 99.9% and 99.7% of the loans we originated in 2002 and 2003, respectively, which we believe is attributable to the combination of our disciplined underwriting, risk-based pricing and strong institutional loan purchaser relationships.

We seek to underwrite mortgage loans that have weighted average Fair Isaac Corporation, or FICO, scores and other characteristics that are attractive to our institutional loan purchasers. In 2003, our weighted average FICO score was 638 and approximately 91% of our loans were secured by first lien mortgages. According to a working paper published by the Office of the Comptroller of the Currency in July 2003, a FICO score of 680 generally qualifies a borrower for consideration for a prime loan. According to the same report, borrowers with FICO scores between 580 and 660 represent the core of the nonprime industry.

We use secured warehouse credit facilities to finance each of our loans from the time we fund the loan until the loan is sold. When we sell a loan, we use the sale proceeds to repay borrowings under our secured warehouse facilities.

We generate revenue primarily through the sale of loans for cash. We sell substantially all of our loans for a premium, and we recognize that premium as gain on sale of loans revenue. Our strategy is to sell our loans as soon as is practicable, which, in most cases, is before the first payment is due. We sell our loans strictly on a cash basis to a select group of institutional loan purchasers in whole loan sales on a servicing-released basis. We also generate revenue from origination fees we earn on our loans and, to a lesser extent, net interest income from carrying our loans in inventory until sold.

Our loan originations have increased every year since 2000, our first full year of operations, from $308.9 million in 2000 to $1.72 billion in 2003. In addition, our pre-tax income has increased on an annual basis over the same period from a pre-tax loss of approximately $2.4 million in 2000 to pre-tax income of approximately $19.0 million in 2003. Please see “Business–Overview” beginning on page 49 for a more in-depth discussion of our business and the growth we have experienced.

Industry

We operate primarily in the nonprime segment of the residential mortgage industry, which was estimated to be $332 billion in 2003, according to the trade publication “Inside B&C Lending”. We believe that the nonprime mortgage segment offers favorable growth opportunities and is less sensitive to interest rates as compared to the conforming mortgage industry as a whole. For additional information concerning our industry, please see “Business–Industry” on page 50.

Our Strengths

We believe that several factors, including the following, have enabled us to increase our loan originations, revenues and profits on a consistent basis:

•	disciplined growth through an emphasis on high-quality loans;

•	experience and continuity of management;

•	ability to attract and retain highly trained account executives;

•	established relationships with institutional loan purchasers;

•	value-added customer service; and

•	diversification of loan origination, financing and loan disposition relationships.

Please see “Business–Our Strengths” beginning on page 50 for a more in depth discussion of what we consider to be our strengths.

Our Business and Growth Strategy

Our primary goal is to maximize our long-term success by increasing our originations of high-quality nonprime mortgage loans, controlling the costs of these originations and generating profits when we sell the loans. We plan to increase our loan originations by adding productive personnel and expanding access to geographic markets. We also plan to continue diversifying our financing and loan disposition sources. Please see “Business–Our Business and Growth Strategy” on page 51 for a more complete discussion of our strategy and our plan to accomplish these objectives.

Risks and Uncertainties

Our business is subject to a number of risks and uncertainties, including:

•	we are dependent on our ability to sell loans to institutional loan purchasers to generate earnings and maintain liquidity;

•	we may be required to repurchase or substitute loans in the event that we breach a representation or warranty we make to an institutional loan purchaser;

•	we face intense competition;

•	we originate loans in a wide range of locations and are subject to the unique regulatory and economic environments of each location;

•	we have a concentration of loan originations in Florida and California;

•	our business is heavily regulated, and we are subject to federal, state and local laws, rules and regulations as well as judicial and administrative decisions; and

•	our current stockholders will continue to have significant control over our company after this offering.

You should carefully consider these risks and the other risks described in the section entitled “Risk Factors” beginning on page 8.

Corporate Structure and Reorganization

We commenced operations in November 1999, when Neal and Jeffrey Henschel, and Sun Mortgage Partners, L.P., a limited partnership affiliated with Sun Capital Partners, Inc., launched our company and purchased its initial assets. Sun Capital Partners, Inc. and its affiliates are not affiliated with SunTrust Capital Markets, Inc. or its affiliates.

We are currently organized as NLC Financial Services, LLC, a Delaware limited liability company. We conduct our operations through our wholly-owned operating subsidiary, First NLC Financial Services, LLC, a Florida limited liability company, and its subsidiaries.

In connection with and prior to the closing of this offering, we will reorganize our company. This reorganization will change the entity that serves as our holding company from NLC Financial Services, LLC to First NLC Financial Services, Inc. First NLC Financial Services, Inc. is a Delaware corporation and a wholly-owned subsidiary of NLC Financial Services, LLC. In the reorganization, NLC Financial Services, LLC will merge with and into First NLC Financial Services, Inc. and the members of NLC Financial Services, LLC will exchange their membership interests for shares of common stock of First NLC Financial Services, Inc. and cash representing a portion of the accumulated but undistributed earnings of NLC Financial Services, LLC on which those members have been or will be subject to tax through the date of our reorganization. The shares of common stock of First NLC Financial Services, Inc. that will be issued to the members of NLC Financial Services, LLC in the reorganization will not be registered in this offering and will not be immediately eligible for trading. See “Shares Eligible for Future Sale” beginning on page 83. Investors in this offering will purchase shares of common stock of First NLC Financial Services, Inc.

Unless otherwise indicated, all information in this prospectus gives effect to our reorganization. Before our reorganization, First NLC Financial Services, Inc. will not commence operations and will not have assets or liabilities. Accordingly, the consolidated financial statements included in this prospectus are the financial statements of NLC Financial Services, LLC and its subsidiaries.

Our principal executive offices are located at 700 W. Hillsboro Boulevard, Building 1, Deerfield Beach, Florida 33441. Our telephone number at that address is (800) 950-3314. Our principal website can be visited at www.firstnlc.com. We maintain additional websites at www.thelendingcenter.com, www.floridamortgagenetwork.com and www.blacklabelloans.com. Information contained on our websites is not part of this prospectus.

The Offering

Common stock offered by us	3,100,000 shares.

Common stock to be outstanding immediately after this offering	7,526,662 shares.

Offering price

$         per share. The initial public offering price has been determined by negotiations among us and the representatives of the underwriters. See “Underwriting—Pricing of the Offering” on page 91 for some of the primary factors considered in determining the initial public offering price.

Use of proceeds

We estimate that our net proceeds from this offering, after deducting estimated expenses and underwriting discounts of approximately $4.4 million, will be approximately $35.9 million (approximately $41.5 million if the underwriters’ over-allotment option is fully exercised). We expect to use the net proceeds to pay to our existing equityholders the cash portion of the merger consideration in our reorganization as a “C” corporation that represents the distribution to those equityholders of a portion of the accumulated and undistributed earnings of our company on which they have previously been taxed or will be subject to tax through the date of our reorganization, to finance additional loan originations and for working capital and general corporate purposes, which may include, among other things, repaying a portion of our existing indebtedness, expanding our operations and investing in technology. See “Use of Proceeds” on page 23.

Over-allotment option

We have granted the underwriters an option to purchase up to an additional 465,000 shares solely to cover over-allotments. If this over-allotment option is exercised in full, we will sell to the underwriters an additional 465,000 shares.

Proposed Nasdaq National Market symbol	“NLCF.”

In addition to the 7,526,662 shares of common stock that will be outstanding after this offering, as of the closing of this offering, we expect to have 1,129,000 shares available for issuance under our 2004 equity compensation plan.

This prospectus contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

Summary Financial and Operating Information

The following summarizes our historical consolidated financial information. We derived the information as of and for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. The financial data as of and for the period ended December 31, 1999 and the year ended December 31, 2000 have been derived from our audited consolidated financial statements not included in this prospectus. The summary financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. You should read the summary financial data presented below with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32.

	November 11 (Inception) Through December 31, 1999	Year Ended December 31,				Three Months Ended March 31,
		2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)
Operating Data:
Revenues:
Gain on sale of loans, net	$410	$9,623	$18,536	$39,649	$56,069	$11,200	$19,012
Loan processing and administration fees	17	1,660	3,063	5,307	7,894	1,680	3,086
Loan origination and brokerage fees	—	265	1,278	2,481	4,724	972	2,352
Loan discount points	1	154	634	1,192	1,200	289	304
Net interest income	57	369	1,348	3,168	6,650	1,156	3,160

Total revenues	485	12,071	24,859	51,797	76,537	15,297	27,914
Expenses:
Salaries and employee benefits	798	10,440	14,287	25,378	38,906	7,579	13,779
Provision for loan losses	—	159	500	2,184	6,585	1,235	1,833
Occupancy and other office expenses	133	1,615	2,138	2,902	4,294	867	1,568
Marketing expenses	18	191	639	1,502	1,743	370	486
General and administrative expenses	279	2,019	2,129	4,120	5,971	1,300	2,645

Total expenses	1,228	14,424	19,693	36,086	57,499	11,351	20,311

Earnings (loss) from operations	(743)	(2,353)	5,166	15,711	19,038	3,946	7,603
Other income—insurance settlement	—	—	—	942	—	—	—

Net earnings (loss)	$(743)	$(2,353)	$5,166	$16,653	$19,038	$3,946	$7,603

Pro forma earnings before taxes					$19,038		$7,603
Pro forma income taxes (1)					7,688		3,034

Pro forma net earnings (1)					$11,350		$4,569

Pro forma net earnings per share—basic and diluted (1)(2)					$2.41		$0.97

Pro forma common shares outstanding—basic and diluted (2)					4,704,200		4,704,200

(1)

The pro forma net earnings and pro forma net earnings per share data give effect to our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, we will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39.9%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of

7%, which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states where we must pay taxes and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay taxes. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4.9% and is added to the federal tax rate to determine the combined, effective rate.

(2)	On a pro forma basis, to reflect our reorganization as a “C” corporation and the resulting exchange of all outstanding limited liability company membership interests for 4,426,662 shares of common stock before the closing of this offering and to reflect 277,538 additional shares outstanding for purposes of this calculation related to distributions to equityholders discussed further below and in Note 1 to our consolidated financial statements.

	As of December 31,
	Actual					As of March 31,
	1999	2000	2001	2002	2003	2004	2004
	(dollars in thousands)						(pro forma as adjusted)(1)

Balance Sheet Data:
Cash	$1,924	$1,632	$6,886	$11,451	$7,764	$14,007	$19,477
Mortgage loans held for sale, net	24,799	24,737	55,697	85,374	212,425	239,893	239,893
Total assets	27,807	28,392	64,927	100,484	227,392	263,219	268,689
Total warehouse finance borrowings	24,034	24,476	53,376	80,457	201,095	234,301	234,301
Total liabilities	24,656	25,806	57,174	86,429	207,708	241,733	241,733
Total equity	3,151	2,587	7,753	14,055	19,683	21,486	31,775

(1)	The pro forma, as adjusted balance sheet data gives effect to the following:

•	our reorganization as a “C” corporation and the resulting exchange of all outstanding limited liability company membership interests for shares of common stock before the closing of this offering;

•	the impact of recording an estimated net deferred tax asset of $4.8 million in connection with our reorganization as a “C” corporation;

•	the payment to our current equityholders of $20.15 million, either prior to our reorganization as a “C” corporation from our available cash resources, or as the cash portion of the merger consideration in our reorganization that is paid from the net proceeds of this offering (and treated as a distribution for financial accounting purposes), representing a portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of our reorganization;

•	the distribution to our current equityholders from our available cash resources, in April 2004, of $3.5 million, representing an additional portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of our reorganization as a “C” corporation;

•	the distribution to our current equityholders from our available cash resources, prior to this offering, of an amount (currently estimated to be approximately $6.8 million, of which $2.6 million was paid in April 2004) representing the taxes to be paid by those equityholders on our taxable earnings as a limited liability company until our reorganization as a “C” corporation; and

•	the sale of 3,100,000 shares of common stock by us at the assumed initial offering price of $13.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds from the sale of those shares after deducting the underwriting discounts, commissions and estimated offering expenses.

	November 11 (Inception) Through December 31, 1999	Year Ended December 31,				Three Months Ended March 31,
		2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Other Data:
Total mortgage loan originations(1)	$43,084	$308,870	$613,002	$1,133,057	$1,724,667	$328,948	$630,011
Wholesale originations	43,084	290,438	520,860	961,472	1,433,591	278,136	485,989
Other wholesale originations(2)	N/A	N/A	N/A	N/A	28,346	—	26,040
Retail originations(1)	N/A	18,432	92,141	171,585	262,730	50,812	117,982
Net cost to originate(1)(3)	3.2%	4.6%	3.0%	3.0%	3.2%	3.4%	3.1%
Weighted average coupon rate of mortgage loan originations	10.7%	11.3%	9.5%	8.6%	7.8%	8.1%	7.5%
Weighted average FICO score(4)	N/A	N/A	627	635	638	639	636
Combined weighted average initial LTV	N/A	N/A	81.7%	82.2%	86.7%	84.5%	89.7%
Average loan size	$71	$83	$110	$107	$120	$116	$135
Percentage fixed rate mortgages	98%	68%	49%	44%	34%	37%	24%
Percentage adjustable rate mortgages	2%	32%	51%	56%	66%	63%	76%
Whole loan sales	$22,632	$307,945	$570,064	$1,068,932	$1,546,277	$303,107	$577,716
Average premium received on whole loan sales(5)	3.6%	3.7%	3.9%	4.3%	4.3%	4.4%	4.1%
Total number of leased locations at period end	2	4	7	17	28	17	34
Total number of employees at period end	139	196	248	421	711	483	831
Total number of account executives at period end	32	45	49	71	94	88	121

(1)	Total mortgage loan originations, retail originations and net cost to originate for the years ended December 31, 2001, 2002 and 2003 and the quarters ended March 31, 2003 and 2004 include loans that were outsourced by our retail channel. There were no loans outsourced by our retail channel for the period ended December 31, 1999 and the year ended December 31, 2000.
(2)	Represents originations from our Black Label Mortgage Program. See “Business—Loan Origination—Wholesale Channel—Black Label Mortgage Program” on page 55.
(3)	Net cost to originate loans is defined as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less points and fees collected, divided by (b) origination volume.
(4)	Represents borrowers’ average FICO score at origination.
(5)	The average premium received on whole loan sales is computed based on the cash premiums received on the principal value of loans sold in whole loan sales.

RISK FACTORS

Before making an investment in our common stock you should carefully consider the risks described below, as well as the other information set forth in this prospectus, including our consolidated financial statements and related notes. Some of the following risks relate principally to our business and the industry and statutory and regulatory environment in which we operate. Other risks relate principally to the securities markets and ownership of our stock. All of the material risks of which we are currently aware are discussed in the risk factors below. However, additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations. Any of the risk factors described below could significantly and negatively affect our business, results of operations and financial condition, which could cause the trading price of our common stock to decline and could cause you to lose all or part of your investment.

Risks Related to Our Business

We are dependent on our ability to sell our loans to institutional loan purchasers to generate earnings and maintain liquidity for our operations.

The gain on sale generated by whole loan sales represents a significant source of our earnings. As of the date of this prospectus, we have sold 99.9% and 99.7% of the loans we originated in 2002 and 2003, respectively, in the secondary market to institutional loan purchasers, many of whom securitize the loans. We cannot assure you that these institutional loan purchasers will continue to purchase our loans or that they will continue to purchase our loans at the same premiums that we have historically obtained. Factors that may affect institutional loan purchaser demand for our loans include:

•	competition among loan originators that can sell either larger pools of loans than we are able to sell or pools of loans that may have characteristics that are more desirable to certain institutional loan purchasers than do our loan pools; and

•	the inability of our institutional loan purchasers to access securitization markets.

Our profits depend upon our ability to sell our loans for a premium over their net book value. Potential institutional loan purchasers might reduce the premiums they are willing to pay for the loans that they purchase during periods of economic slowdown or recession to compensate for any increased risks. Any sustained decline in demand for our loans or increase in delinquencies, defaults or foreclosures may reduce the price we receive on future loan sales below our cost of loan origination. If we are unable to originate our loans at a cost lower than the cash proceeds that we realize from our loan sales, our business, results of operations and financial condition would be materially adversely affected.

Our revenues, net earnings and cash flows may fluctuate.

Our revenues, net earnings and cash flows have fluctuated in the past, and we expect them to fluctuate in the future as a result of a number of factors, including the size and timing of whole loan sales, expansion costs incurred by us and the volume of loan originations. If we are unable to complete a sufficient number of whole loan sales, then our revenues for that quarter would decline, which could result in lower earnings or a loss reported for such quarter and could have a material adverse effect on our business, results of operations and financial condition. In addition, if the closing of a sale of a loan pool is delayed or postponed, the recognition of the gain from the sale is also postponed. If such a delay or postponement causes us to recognize revenue in the next quarter, our results of operations for the previous quarter could be significantly reduced. If our results of operations do not meet the expectations of our stockholders and securities analysts, then the price of our common stock may decline.

We may be required to repurchase mortgage loans or indemnify institutional loan purchasers, which could adversely impact our earnings.

When we sell our loans to an institutional loan purchaser, we are required to make customary representations and warranties about our company and the loans and we are bound by these representations and warranties for the life of the loans. These representations and warranties relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

Our whole loan sale agreements typically require us to repurchase or substitute loans in the event that we breach a representation or warranty we make to the institutional loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Payment default rates may rise if, for example, loans are inadequately serviced and delinquencies are allowed to persist. The remedies available to our institutional loan purchasers against us are generally broader than those available to us against the originating independent broker or others. Further, if an institutional loan purchaser enforces its remedies against us, we may be unable to recover our losses from the independent broker or others. In addition, institutional loan purchasers may over time insist upon more stringent default conditions and remedies that could adversely affect our loan repurchase experience. It is also more costly for us to finance repurchased loans and such loans are typically sold at a significant discount to the unpaid principal balance. We have not experienced and do not currently anticipate an increase in repurchased or substituted loans as a percentage of total loans originated. However, significant repurchase activity could have a material adverse affect on our business, results of operations and financial condition.

We face intense competition in originating our loans that could adversely affect our market share and our revenues.

We face intense competition in both our wholesale and retail mortgage loan origination channels from consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and insurance finance companies. Our competitors may have a lower cost of capital, which may allow them to offer products similar to ours at a lower interest rate to the borrower. To the extent that we are unable to match these rates profitably, we may lose market share, which could harm our business, results of operations and financial condition. As we seek to expand our business further, we will face a significant number of additional competitors, many of whom will be well established in the markets we seek to penetrate. Some of our competitors are much larger than we are, have better name recognition than we do and have far greater financial and other resources than we do. In addition, our competitors may have or adopt in the future less stringent underwriting standards than ours. These competitive pressures could reduce the volume of our loan originations and sales and significantly harm our business, results of operations and financial condition.

In addition, certain government-sponsored entities, such as Fannie Mae and Freddie Mac, are also expanding their participation in the nonprime mortgage industry. These government-sponsored entities have a size and cost of capital advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including nonprime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase nonprime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if, as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the nonprime mortgage industry.

We originate loans in a wide range of locations, where economic and regulatory factors may impair our ability to originate loans or make our loans less attractive to institutional loan purchasers.

We originate mortgage loans in 38 states located throughout the continental United States. Each of these states, and individual localities within each state, has its own unique regulatory and economic environment, which affects the characteristics of the loans we are able to originate there. For example, economic factors such as home values relative to prevailing wage levels or localized employment conditions can limit mortgage loan size or quality. Similarly, regulatory constraints such as an inability to charge prepayment fees may result in mortgage loans that have different pricing characteristics than loans originated in locations without such constraints. Differing economic and regulatory environments may limit our originations from place to place, or result in loans that are not as attractive to our institutional loan purchasers, which in turn may adversely affect our business, results of operations and financial condition.

We conduct a significant amount of our business in Florida and California and events or circumstances that affect our ability to originate or sell loans secured by property located in those states could adversely affect our business, results of operations and financial condition.

For the year ended December 31, 2003, approximately 31% and 29% of the loans we originated were collateralized by properties located in Florida and California, respectively. Our ability to originate or sell loans secured by property located in Florida and California may be negatively affected by the following:

•	an overall decline in the economy or the residential real estate market in those states;

•	the occurrence of a natural disaster that is not covered by standard homeowners’ insurance policies; and

•	adverse changes in the regulatory environment in those states. See “—Statutory and Regulatory Risks” on page 16.

The occurrence of any one of these factors could result in a material adverse effect on our business, results of operations and financial condition.

Our business requires a significant amount of cash and if it is not available our business will be significantly harmed.

We require substantial cash to fund our loan originations, pay our loan origination expenses and hold our loans until they can be grouped into pools and sold. Our primary sources of cash include the proceeds from the sales of our loans and our secured warehouse facilities.

As of April 30, 2004, we had three short-term secured warehouse facilities providing us with $316.0 million of permanent credit capacity to fund loan originations (or up to $409.0 million pursuant to temporary agreements with the lenders that are scheduled to expire on May 31, 2004). These facilities generally have a renewable, one-year term. Because these are short-term commitments of capital, the lenders may present new terms upon renewal that respond to market conditions in ways that may be more favorable for the lenders, making it difficult or impossible for us to secure continued financing on the same or more favorable terms as our current financing. If we are not able to renew any of these secured warehouse facilities or arrange for new financing on terms acceptable to us, or are otherwise unable to access funds under any of our secured warehouse facilities, we will have to curtail our loan origination activities, which would have a material adverse effect on our business, results of operations and financial condition.

In addition to generating net earnings, the cash that we realize from our loan sales is a significant source of our cash for operations. The timing of our receipt of cash from loan dispositions is not always matched to the timing of our cash expenditures. The inability to sell some or all of our loans timely and profitably could inhibit our ability to meet our demands for cash. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32.

Our secured warehouse facilities contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

Our secured warehouse facilities contain extensive restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. Events beyond our control may prevent us from complying with these covenants. If we fail to meet or satisfy any of these covenants, we would be in default under these facilities and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against collateral pledged under such facilities, restrict our ability to make additional borrowings and impose additional costs and charges. These facilities also contain cross-default provisions, which provide that if we default under any one facility, the lenders under our other facilities could also declare a default and render all borrowings outstanding under the facilities immediately due and payable. The covenants and restrictions in our secured warehouse facilities may restrict our ability to, among other things:

•	incur additional debt or any contingent liabilities, or guarantee the obligations of any other person;

•	declare or pay dividends and make distributions;

•	make certain investments or acquisitions;

•	transfer or sell assets;

•	repurchase or redeem capital stock;

•	engage in mergers, consolidations or reorganizations;

•	finance loans with certain attributes;

•	amend or otherwise modify our organizational or operative documents or those of our subsidiaries;

•	enter into certain transactions with affiliates;

•	make advances to subsidiaries or affiliates;

•	amend or modify our underwriting guidelines;

•	reduce our liquidity below certain levels; and

•	hold loans for longer than established time periods.

Additionally, in some instances our borrowing capacity may be reduced by the amount of any loans held for sale for more than 180 days. Our secured warehouse facilities also require us to use certain percentages of the available lines of credit or be subject to non-usage fees. These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that may be in our best interests, which may significantly harm our business, results of operations and financial condition.

We cannot assure you that we will be able to achieve or manage our anticipated growth. If we are unable to achieve or manage our growth, our business could be adversely affected.

We have experienced significant growth since our inception in 1999, and we intend to continue to pursue a growth strategy for the foreseeable future. To sustain our growth we will need to:

•	expand the geographic reach of our wholesale and retail channels;

•	open new offices and hire new employees to staff those offices;

•	hire additional account executives;

•	expand our infrastructure; and

•	expand our financing sources and other means to access capital.

We cannot guarantee that we will be able to accomplish these tasks, and even if we do accomplish these tasks and achieve our anticipated growth, sustaining growth places and will continue to place significant demands on our management, as well as on our administrative, operational and financial resources. For us to manage our growth and satisfy the greater financial and disclosure requirements of becoming a reporting company, we must:

•	upgrade our operational, financial, accounting and management information systems, including through our planned purchase of new accounting and human resources software;

•	manage our liquidity;

•	identify and hire an adequate number of processors, underwriters, accounting personnel and other qualified employees;

•	manage new employees and integrate them into our culture;

•	incorporate effectively the components of any businesses that we may acquire in our effort to achieve growth; and

•	develop financial and disclosure processes to satisfy the reporting requirements of the SEC and Nasdaq, including Section 404 of the Sarbanes-Oxley Act of 2002.

The failure to achieve our planned growth and manage our planned growth effectively could significantly harm our business, results of operations and financial condition. As part of the process of preparing to be a public company, our independent auditors have discussed with us recommendations of ways in which we can improve our financial reporting processes and procedures. We plan to address these recommendations as part of our efforts to manage our growth.

We have a limited history of operations and may be unable to generate earnings.

Unlike companies with longer and more established operating histories, our historical financial and operating performance may be of limited relevance in predicting our future performance. We have generated earnings in our last three fiscal years, but we cannot assure you that we will continue to generate earnings.

Our senior management team, and in particular Neal S. Henschel, our Chairman of the Board and Chief Executive Officer, and Jeffrey M. Henschel, our President, Chief Operating Officer and Secretary, are important to our business.

We rely on our senior management team, and in particular Neal and Jeffrey Henschel, to execute our business strategy successfully. The loss of the services of any members of our senior management team, or other key employees, could harm our business, results of operations and financial condition. In addition, certain of our secured warehouse facilities require that the executives named above remain employed with us in their current positions. We do not maintain “key person” life insurance policies on any member of our senior management team. We currently have an employment agreement with Jeffrey M. Henschel, and we plan to enter into a new employment agreement with Jeffrey M. Henschel and an employment agreement with Neal S. Henschel prior to the closing of this offering. See “Management—Executive Compensation—Employment Agreements” on page 78.

If we are unable to attract and retain qualified account executives and other employees, our business could be significantly harmed.

We depend upon our wholesale account executives and retail loan officers and the members of their related underwriting and processing teams to develop business for us by, among other things, building relationships with brokers, financial institutions and other mortgage companies, real estate agents and others. We believe that these relationships lead to repeat and referral business. The market for skilled account executives and loan officers is highly competitive and historically has experienced a high rate of turnover. In 2003, our top 10 producing wholesale account executives were responsible for approximately 33% of our total loan originations. The loss of the services of some or all of these account executives or loan officers could negatively affect the volume of loans that we are able to originate, as well as the level of customer service that we provide. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives and loan officers at manageable costs, our business, results of operations and financial condition could be materially adversely affected.

If we are unable to maintain and expand our network of independent brokers, our ability to originate loans will suffer.

A significant majority of our originations of mortgage loans comes from independent brokers. In 2003, we funded loans through approximately 2,600 of our 4,000 approved independent brokers. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks. If we fail to maintain our existing relationships or expand our broker networks, our business, results of operations and financial condition could be materially adversely affected.

Our earnings may decrease because of changes in interest rates.

Our profitability may be directly affected by changes in interest rates. The following are some of the risks we face related to changes in interest rates:

•	During periods of rising interest rates, the value and profitability of our loans may be negatively affected from the date of origination until the date we sell the loans.

•	An interest rate increase may reduce the spread we earn between the interest we receive on our loans and our funding costs during the interim period that we hold our loans before they are sold.

•	A substantial and sustained increase in interest rates could adversely affect our loan origination volume because refinancing an existing loan may be less attractive and qualifying for a purchase loan may be more difficult.

•	A significant decrease in interest rates could increase the rate at which loans we have sold are prepaid.

Any such changes in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Our forward commitment sale strategy may not be successful in mitigating interest rate risks.

We bear the interest rate risk on the value of our loans during the period of time beginning with the funding of the loan and ending when we sell the loan to an institutional loan purchaser. If interest rates rise between the time we commit to originate a loan at a specific rate and the time such loan is priced for sale, the market price of the loan declines, which may result in a loss on the sale of the loan. To protect against such losses, we attempt to manage our interest rate risk exposure through the use of forward commitment whole-loan sales to fix the sales price of loans we expect to close. We generally cover the majority of our loans originated for sale with forward commitment contracts that depend upon our management’s estimation of the amount of such loans that we expect to close and future market interest rates. Typically, we enter into forward commitments for loan sales with settlement dates that range from 30 to 90 days in the future. As a result, we are committed to sell loans in some cases before we have originated them. With respect to loans originated for sale that are covered by forward commitments, if borrowers determine not to close such loans, we may be required to fund such forward commitment contracts with loans that may result in losses for us. In addition, if we are unable to deliver loans under a forward commitment, then we may be charged a fee on the difference between the amount required to be delivered under the forward commitment, which is typically 95% of the stated amount of the commitment, and the amount actually delivered by us. The fee can range from 0.125% to 0.25% of the undelivered amount. We cannot guarantee that we will be able to originate or be in a position to sell enough loans to cover the amount of our forward commitments. Our forward commitment sale strategy does not completely insulate us against interest rate changes and, therefore, interest rate volatility could have a material adverse effect on our business, results of operations and financial condition.

If the prepayment rates for our mortgage loans are higher than expected, our results of operations may be significantly harmed.

If a borrower pays off a mortgage loan before we sell the loan, we may not realize any profit on the loan and may not recover some or all of our costs of originating the loan. Additionally, if a loan is prepaid within one year of our sale of the loan, we typically are required to refund all or a portion of the premium paid to us in connection with the sale of that loan if it does not have a prepayment penalty equal to or greater than the portion of the premium owed by us. Prepayment rates on mortgage loans vary from time to time and tend to increase during periods of declining interest rates. We reserve for our potential obligation to refund premiums, sometimes called premium recapture, but our reserves may be inadequate. Although we do not currently anticipate an increase in prepayments as a percentage of total loans sold, a significant rise in prepayments could adversely affect our business, results of operations and financial condition. See “—Statutory and Regulatory Risks” on page 16 for a discussion of statutes related to prepayment penalties.

The nonprime loans we originate generally have higher delinquency and default rates than prime mortgage loans, which could result in losses on loans that we are unable to sell or are required to repurchase.

We primarily originate and sell nonprime mortgage loans, which generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Our cost of financing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default during the period of time beginning with the funding of the loan and ending when we sell the loan to the institutional loan purchaser. We reacquire the risks of delinquency and default for loans that we are obligated to repurchase. We reserve for delinquencies and defaults and do not anticipate an increase in delinquency and default rates in 2004. If our reserves are inadequate, however, or if delinquency and default rates increase or we are unable to control our delinquency and default risks and are therefore unable to sell our loans on a profitable basis, our business, results of operations and financial condition could be significantly harmed.

A prolonged economic slowdown or a lengthy or severe recession could harm our operations, particularly if it results in a decline in the real estate market.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. We make a substantial number of loans to credit-impaired borrowers and rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. In addition, declining real estate values reduce the ability for borrowers to use home equity to support borrowings because they negatively affect loan-to-value ratios of the home equity collateral. We originate loans to borrowers who often make little or no down payment, resulting in higher loan-to-value ratios. A lack of equity in the home may reduce the incentive a borrower has to meet his or her payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults and foreclosures. Any sustained period of increased delinquencies, foreclosures or losses could increase the volume of loans that we are obligated to repurchase from our institutional loan purchasers or reduce those institutional loan purchasers’ demand for our loans, which could significantly harm our business, results of operations and financial condition.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, independent brokers, other vendors and our employees.

When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to funding the loan, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the independent broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. We rarely have any recourse for losses suffered due to misrepresentations because the borrowers or the parties responsible for the misrepresentation are often difficult to locate and it is frequently difficult to recover any monetary losses we have suffered from them. We have not experienced nor do we anticipate any increase in fraudulent or negligent acts. We cannot assure you, however, that fraudulent or negligent acts will not increase or that we have detected or will detect all misrepresented information in our loan originations or that losses associated with such misrepresentations will not harm our business, results of operations or financial condition.

Our results of operations and financial condition may suffer if the loans that we are responsible for servicing are not serviced properly.

We are responsible for servicing all of the loans that we originate prior to the sale of those loans or in the event we are required to repurchase loans from an institutional loan purchaser. We contract with an outside servicer for the sub-servicing of all of the nonprime loans originated by our wholesale and retail channels prior to the sale of those loans. We internally service loans originated by our Black Label Mortgage Program, prime loans originated by our retail channel, repurchased loans and loans remaining from our inventory prior to the inception of our third-party sub-servicing contract. Many of our borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. If we or our third-party servicer provide inadequate or untimely service, including failure to provide billing statements, notices and other information to borrowers on a timely basis, then the delinquency or foreclosure rate of our loans may increase, which may harm our business, results of operations and financial condition. Additionally, the failure to service our loans properly could result in violations of state or federal laws and regulations.

An interruption in or breach of our information systems may result in lost business.

We rely heavily upon communications and information systems to conduct our business. As we increase our loan origination volume, our reliance on our communications and information systems will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received and slower processing of applications. In addition, we rely on our information systems to safeguard the personal financial information of borrowers and applicants for loans and any breach in the security of the systems could adversely affect our business. We cannot assure you that such failures, interruptions or breaches will not occur, or that if they do occur that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our business, results of operations and financial condition.

The growth of our business may depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is currently dependent upon our ability to interface effectively with our independent brokers, borrowers and other third parties and our ability to process efficiently loan applications and closings. The loan origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, the ability to provide process status updates instantly and other conveniences that customers expect. Implementing this new technology and becoming proficient with it may require significant capital expenditures. As these requirements increase in the future, we may have to develop fully these technological capabilities to remain competitive, and any failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Statutory and Regulatory Risks

The broad scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because we originate mortgage loans in 38 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, of all of these jurisdictions, as well as an extensive body of federal laws and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict nonprime loan origination activities in those cities and counties. State and local governmental authorities have focused on the lending practices of companies in the nonprime lending industry, sometimes seeking to impose sanctions for practices such as charging excessive fees, imposing interest rates higher than warranted by the credit risk of the borrower, failing to adequately disclose the material terms of loans and abusive servicing and collection practices. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in direct conflict with each other. As our operations continue to grow, it may be more difficult to identify comprehensively, interpret accurately and program properly our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with this regulatory regimen can lead to:

•	civil and criminal liability;

•	loss of lending licenses or approved status;

•	demands for indemnification or loan repurchases from our institutional loan purchasers;

•	adverse publicity;

•	individual and class action lawsuits; and

•	administrative enforcement actions.

New legislation and regulations directed at curbing predatory lending practices could restrict our ability to make or price nonprime mortgage loans, which could adversely impact our earnings.

The federal Home Ownership and Equity Protection Act, known as HOEPA, identifies a category of residential mortgage loans and subjects such loans to restrictions not applicable to other residential mortgage loans. Loans subject to this act consist of loans on which certain points and fees or the annual percentage rate, known as the APR, exceed specified levels. Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans that exceed certain cost parameters. These state and local laws generally have lower thresholds and broader prohibitions than the federal law. The restrictions include prohibitions on steering borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, flipping or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans without regard to the value of the mortgaged property. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten and impact the way in which a loan is underwritten. The remedies for violations of these laws are not based on actual harm to the consumer and can result in damages that exceed the loan balance. Liability for violations of HOEPA, as well as violations of many of the state and local equivalents, would extend not only to us, but to our secured warehouse lenders, institutional loan purchasers and securitization trusts that hold our loans, regardless of whether a purchaser knew of or participated in the violation. We generally do not make loans that are subject to either HOEPA or these state and local laws, because our institutional loan purchasers and/or our secured warehouse lenders do not want to purchase or finance such loans. If we miscalculate the numerical thresholds, we may mistakenly make such loans and bear the related marketplace and legal risks. These thresholds create artificial barriers to origination and limit the price at which we can offer loans to borrowers and our ability to underwrite, make, sell and finance mortgage loans.

Some of our competitors that are national banks or federally chartered thrifts and their operating subsidiaries may not be subject to these laws and therefore may be able to capture market share from us. Passage of additional laws in other jurisdictions could increase compliance costs, lower fee income and lower origination volume, all of which would have a material adverse effect on our business, results of operations and financial condition.

The United States Congress is also considering legislation, such as the Ney-Lucas Responsible Lending Act introduced in 2003, which would limit fees that a lender is permitted to charge, including prepayment fees, restrict the terms lenders are permitted to include in their loan agreements and increase the amount of disclosure required to be given to potential borrowers. We cannot predict whether or in what form Congress or the various state and local legislatures may enact legislation affecting our business. We are evaluating the potential impact of these initiatives, if enacted, on our lending practices and results of operations. As a result of these and other initiatives, we are unable to predict whether federal, state or local authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines. These changes, if required, could adversely affect our profitability, particularly if we make such changes in response to new or amended laws, regulations or ordinances in Florida or California or any other state where we originate a significant portion of our mortgage loans.

As of July 1, 2003, we were no longer able to rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, which could adversely impact our earnings.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature which we rely upon to obtain a higher value on the loans we originate.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans. Prior to July 1, 2003, we relied on the federal Alternative Mortgage Transactions Parity Act, commonly known as the Parity Act, and related rules of the Office of Thrift Supervision, or the OTS, to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption of state restrictions that federally chartered depository institutions enjoy. However, on July 1, 2003, a new OTS rule took effect that reduced the scope of the Parity Act preemption and, as a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The elimination of this federal preemption requires us to comply with state restrictions on prepayment penalties. These restrictions prohibit us from charging any prepayment penalty on first mortgages in four states and on second mortgages in an additional six states, and restrict the amount or duration of prepayment penalties that we may impose in five additional states. This may place us at a competitive disadvantage relative to financial institutions such as national banks and federally-chartered thrifts that will continue to enjoy federal preemption of such state restrictions. Such institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer.

Our business could be harmed if courts rule that the OTS exceeded its statutory authority in adopting regulations in 1996 that allowed lenders such as us to rely on the Parity Act to preempt state restrictions on prepayment penalties for adjustable-rate mortgages.

A recent New Jersey state appellate court departed from prior decisions in other jurisdictions to hold that the OTS did not have the authority to adopt regulations in 1996 that allowed lenders like us to rely on the Parity Act to preempt state limitations on prepayment penalties with respect to adjustable-rate mortgages. If that decision is not reversed on appeal, and if courts in other jurisdictions reach similar conclusions, we could face litigation regarding the enforceability of prepayment penalties on our outstanding adjustable-rate loans originated prior to July 1, 2003. We could also be subject to similar litigation relating to charges that were imposed on our customers who paid prepayment penalties in connection with prepayments of loans prior to July 1, 2003. We could also face contractual claims from our institutional loan purchasers stemming from representations we made regarding the enforceability of our prepayment penalties. Such litigation and claims could have a material adverse effect on our business, results of operations and financial condition.

Our reorganization will require us to provide notification to state licensing authorities and, in some cases, will require us to obtain new lending licenses. The failure to provide these notices or obtain new licenses would prevent us from being able to originate loans in the affected states and could materially harm our operations.

We are required to be licensed by governmental agencies, or to be exempt from licensing requirements, in all states in which we currently originate loans. Our licenses are held by our operating subsidiary, First NLC Financial Services, LLC, or by one of its subsidiaries. The reorganization of our company and this offering may require us to provide notification to, and/or receive approval from, various state licensing authorities. In certain states, the reorganization may invalidate our existing lending licenses, and we will need to re-apply for new licenses in those jurisdictions. Our inability to obtain, maintain or renew such licenses may have a material adverse effect on our business, results of operations and financial condition because we will be unable to originate loans in the affected jurisdictions.

Stockholder, director and officer refusal to comply with regulatory requirements may interfere with our ability to do business in certain states.

Some states in which we operate may impose regulatory requirements on our officers and directors and persons holding certain amounts, usually 10% or more, of our common stock. If any such person fails to meet or refuses to comply with a state’s applicable regulatory requirements for mortgage lending, we could lose our authority to conduct business in that state.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The independent brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of independent brokers, increasingly, federal and state agencies have sought to impose such assignee liability. Recently, for example, the United States Federal Trade Commission, or the FTC, entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender; the FTC imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the independent broker’s unfair and deceptive acts and practices. In the past, the United States Department of Justice has sought to hold a nonprime mortgage lender responsible for the pricing practices of its independent brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the independent broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent broker customers.

Our business could be adversely affected if we are unable to safeguard the security and privacy of the personal financial information we receive.

In connection with our loan origination and underwriting activities, we have access to the personal financial information of potential borrowers. Additionally, in connection with our sales of loans, we may provide institutional loan purchasers with access to the personal financial information of the borrowers. This personal financial information is highly sensitive and confidential, and if a third party were to misappropriate this information, we potentially could be subject to both private and public legal actions. Although we have policies and procedures designed to safeguard confidential information, we cannot assure you that these policies and safeguards are sufficient to prevent the misappropriation of confidential information or that our policies and safeguards will be deemed to comply with any existing federal or state laws or regulations governing privacy, or with those laws or regulations that may be adopted in the future.

If financial institutions face exposure stemming from legal violations committed by the companies to whom they provide financing or underwriting services, this could increase our borrowing costs and negatively affect the market for whole loans and mortgage-backed securities.

In June 2003, a California jury found a financial institution liable in part for fraud on consumers committed by a lender to whom it provided financing and underwriting services. The jury found that the financial institution was aware of the fraud and substantially assisted the lender in perpetrating the fraud by providing financing and underwriting services that allowed the lender to continue to operate, and held it liable for 10% of the plaintiff’s damages. This is the first case we know of in which a financial institution that provided or arranged mortgage-backed financing on behalf of a lender was held partly responsible for violations committed by a mortgage lender customer. If other courts or regulators adopt this theory, warehouse lenders or financial institutions participating in mortgage-backed financing may face increased litigation as they are named as defendants in lawsuits and regulatory actions against the mortgage companies with which they do business. Some financial institutions may exit the business, charge more for warehouse lending and reduce the prices they pay for whole loans in order to build in the costs of this potential litigation. This could, in turn, have a negative effect on our business, results of operations and financial condition.

Risks Related to Our Common Stock, This Offering and Our Capital Structure

An active public market for our common stock may not develop.

The initial price of our common stock to be sold in this offering will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Before this offering, no public market existed for our common stock. An active public market for our common stock may not develop or be sustained after this offering, which could affect your ability to sell your shares or depress the market price of your shares, causing you to lose all or a portion of your investment.

The market price of our common stock may fluctuate widely and trade at prices below the initial public offering price.

The price of our common stock may fluctuate widely after this offering, depending upon many factors, including our perceived prospects and the prospects of the nonprime mortgage industry in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for nonprime mortgage companies and changes in general economic or market conditions. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stocks of many companies. These market fluctuations are unpredictable and could be caused by events beyond our control such as terrorist attacks, international conflict or corporate scandals. These broad market fluctuations could adversely affect the market price of our common stock. All of these factors subject our operations to increased risks and could have a material adverse effect on your investment in our common stock. As a result, our common stock may trade at prices significantly below the initial public offering price, causing you to lose all or a portion of your investment.

You will experience immediate and substantial dilution.

The initial public offering price per share will significantly exceed the current net tangible book value per share of our common stock that was outstanding prior to this offering. As a result, investors purchasing common stock in this offering at $13.00 per share, the mid-point of the estimated price range set forth on the cover of this prospectus, will experience immediate and substantial dilution in the amount of $9.73 per share.

Our current stockholders will continue to have significant control of our company and could delay or prevent beneficial corporate actions.

Upon completion of this offering, Neal S. Henschel, our Chairman of the Board and Chief Executive Officer, Jeffrey M. Henschel, our President, Chief Operating Officer and Secretary, will together own or control approximately 23.5% of the combined voting power of our common stock, or 22.2% if the underwriters’ over-allotment option is exercised in full. Following this offering, Sun Mortgage Partners, L.P. will own or control approximately 32.3% of the combined voting power of our common stock, or 30.5% if the underwriters’ over-allotment option is exercised in full. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and most other corporate actions. This control could delay, defer or prevent others from initiating a potential merger, takeover or other change of control, even if these actions would benefit our stockholders and us. This control would limit the effective voting power of our other stockholders and could depress the market price of our common stock.

Provisions in our charter documents could make a merger, tender offer or proxy contest difficult.

Our certificate of incorporation and bylaws, as in effect upon the closing of this offering:

•	authorize the issuance of blank check preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	prohibit cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of the stock to elect some directors;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominating candidates for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•	require that vacancies on our board of directors, including newly-created directorships, be filled only by a majority vote of directors then in office; and

•	provide for a classified board, meaning that the terms of services of our directors will be staggered.

For more information, see “Description of Capital Stock, Certificate of Incorporation and Bylaws” on page 86. The preceding provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such actions would be in the best interests of our stockholders.

We will have broad discretion over the use of proceeds from this offering.

We intend to use the net proceeds from this offering to pay to our existing equityholders the cash portion of the merger consideration in our reorganization as a “C” corporation that represents a portion of the accumulated and undistributed earnings of our company on which they have previously been taxed or will be subject to tax through the date of our reorganization, to finance additional loan originations and for working capital and other general corporate purposes, which may include repaying a portion of our existing indebtedness. We may not use the proceeds from this offering for each of these purposes. Future events, including changes in competitive conditions, the availability of other financing and funds generated from operations and the status of our business from time to time, may lead us to change the allocation of the net proceeds of this offering among these possible uses. We will have broad discretion with respect to the use of these funds and the determination of the timing of expenditures. We cannot assure you that we will use these funds, or allocate them among uses, in a manner of which you would approve.

Future sales of our shares could adversely affect the market price of our common stock.

After this offering, all of the shares held by Neal S. Henschel, Jeffrey M. Henschel, Sun Mortgage Partners, L.P., our other existing equityholders and our officers and directors will be subject to the underwriters’ 180-day lock-up, described under “Shares Eligible for Future Sale—Lock-Up Agreements” on page 84. We have agreed not to offer any shares during the 180-day lock-up period. However, when this lock-up period expires, the remaining 4,426,662 shares outstanding prior to this offering will be eligible for sale, upon registration (as described below) or compliance with Rule 144 under the Securities Act of 1933, as amended (known as the Securities Act). We may also issue additional shares of common stock from time to time. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

Upon the request of Sun Mortgage Partners, L.P. at any time after the expiration of the 180-day lock-up period, or upon the request of Neal S. Henschel or Jeffrey M. Henschel at any time after the first anniversary of this offering, we could be required to register, at our own expense, all or a portion of the 4,205,328 shares of common stock owned by them for resale under the Securities Act. Following this offering, we also intend to register an aggregate of 1,129,000 shares of common stock reserved for issuance under our 2004 equity compensation plan.

We may choose not to, or be unable to, pay dividends on our common stock.

We do not anticipate declaring or paying any cash dividends on our common stock following this offering. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors considered relevant by our board of directors. In addition, we are prohibited under the terms of our current secured warehouse facilities from paying dividends without the prior approval of our lenders.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and in some cases can be identified by the use of forward-looking terminology such as the words “may,” “will,” “should,” “could,” “would,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “predicts,” “goal,” “potential” or similar expressions.

The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Given these uncertainties, you should not put undue reliance on any forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not have any intention or obligation to update forward-looking statements after the underwriters cease to distribute this prospectus, except as provided by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate the net proceeds to us of this offering to be approximately $35.9 million, based on an assumed offering price of $13.00 per share, the mid-point of the estimated price range set forth on the cover of this prospectus, after deducting the estimated expenses related to this offering and the underwriting discount.

The primary purpose of this offering is to obtain additional capital for growth, create a public market for our common stock and facilitate future access to the public markets. We intend to use a portion of the proceeds from this offering to pay to our equityholders the cash portion of the merger consideration in our reorganization as a “C” corporation that represents a portion of the accumulated and undistributed earnings of our company on which they have previously been taxed or will be subject to tax through the date of our reorganization, as further explained in “Reorganization as a ‘C’ Corporation” on page 31. We intend to use the balance of the proceeds from this offering for general corporate purposes, including to:

•	fund mortgage loan originations;

•	expand operations;

•	hire additional account executives and other staff;

•	open additional offices; and

•	invest in technology to enhance our infrastructure.

In addition, we may use a portion of the net proceeds of this offering to repay a portion of the principal and accrued interest outstanding under our secured warehouse facilities. Our secured warehouse facilities mature on July 27, 2004, August 1, 2004 and September 30, 2005, respectively, and accrue interest at various rates based on the type of collateral securing the indebtedness. As of April 30, 2004, $291.7 million of indebtedness was outstanding under our three secured warehouse facilities and the effective weighted average financing rate was 2.92%.

The amounts and timing of these expenditures will vary significantly depending upon a number of factors, including, but not limited to, the amount of cash we generate from our operations. We may find it necessary or advisable to use portions of the balance of the net proceeds for other purposes, and we will have broad discretion in applying the balance of the net proceeds. For example, we may use a portion of the net proceeds for strategic acquisitions. We are not currently involved in negotiations and have no current commitments or agreements with respect to any acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” beginning on page 44 for additional information regarding our sources and uses of capital.

DIVIDEND POLICY

As a limited liability company, we paid distributions to our members based on the accumulated earnings of NLC Financial Services, LLC and the estimated taxes payable on the taxable income passed through to them. Distributions for the years ended December 31, 2002 and 2003 and the three months ended March 31, 2004 were $2.0 million, $4.7 million and $2.0 million, respectively, representing a portion of our accumulated earnings, and $8.4 million, $8.7 million and $3.8 million, respectively, for estimated taxes payable. See “Capitalization” on page 24 for additional information about distributions made or to be made from our available cash resources after March 31, 2004 and prior to our reorganization as a “C” corporation.

Each of our secured warehouse facilities prohibits us from paying cash dividends to holders of our common stock without the lender’s consent. In addition, we currently intend to retain any earnings for the future operation and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future dividends declared would be at the discretion of our board of directors and would depend, among other factors, upon our results of operations, financial condition and cash requirements and the terms of our secured warehouse facilities, and other financing agreements at the time such payments are considered.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis, to reflect our reorganization as a “C” corporation, including:

•	the resulting exchange of all outstanding limited liability company membership interests for shares of common stock before the closing of this offering;

•	the estimated impact of recording a net deferred tax asset of $4.8 million in connection with the reorganization;

•	the payment to our current equityholders of $20.15 million, either prior to our reorganization from our available cash resources or as the cash portion of the merger consideration in our reorganization that is paid from the net proceeds of this offering (and treated as a distribution for financial accounting purposes), representing a portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of the reorganization;

•	the distribution to our current equityholders from our available cash resources, in April 2004, of $3.5 million, representing an additional portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of the reorganization; and

•	the distribution to our current equityholders from our available cash resources, prior to this offering, of an amount (currently estimated to be approximately $6.8 million, of which $2.6 million was paid in April 2004) representing the taxes to be paid by those equityholders on our taxable earnings as a limited liability company until our reorganization as a “C” corporation; and

•	on a pro forma, as adjusted, basis, to reflect the sale by us of 3,100,000 shares of common stock in this offering, at an assumed initial public offering price of $13.00 per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated offering expenses and underwriting discounts payable by us and giving effect to the anticipated uses of proceeds from this offering.

You should read this table together with the sections of this prospectus captioned “Use of Proceeds” on page 23, “Selected Financial Data” on page 27 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32, as well as the audited consolidated financial statements and related notes beginning on page F-1.

	As of March 31, 2004
	Actual	Pro Forma		Pro Forma As Adjusted
	(in thousands, except share data)
Cash	$14,007	$(16,402)		$19,477

Warehouse finance borrowings	234,301	234,301		234,301
Equity:
Members’ equity	21,486	—		—
Preferred stock, par value $.001 per share, no shares authorized, issued or outstanding actual, 10,000,000 shares authorized pro forma and pro forma as adjusted, no shares issued or outstanding pro forma and pro forma as adjusted	—	—		—
Common stock, par value $.001 per share, no shares authorized, issued or outstanding actual, 100,000,000 shares authorized pro forma and pro forma as adjusted, 4,426,662 shares issued and outstanding pro forma, 7,526,662 shares issued and outstanding pro forma as adjusted	—	4		7
Additional paid-in capital	—	(4,108)		31,768
Retained earnings	—	—		—

Total equity	21,486	(4,104	)(1)	31,775

Total capitalization	$255,787	$230,197		$266,076

(1)	Pro forma amount includes adjustments for distributions based on taxable earnings, which exceed earnings for financial reporting purposes due to certain “mark-to-market” rules that are applied to taxable income.

As of the closing of this offering and based upon the number of shares issued as of the date of this prospectus, we expect to have 1,129,000 additional shares of common stock available for issuance under our 2004 equity compensation plan.

DILUTION

At March 31, 2004, on a pro forma basis to give effect to our reorganization as a “C” corporation, including:

•	the resulting exchange of all outstanding limited liability company membership interests for shares of common stock before the closing of this offering;

•	the estimated impact of recording a net deferred tax asset of $4.8 million in connection with the reorganization;

•	the payment to our current equityholders of $20.15 million, either prior to our reorganization from our available cash resources, or as the cash portion of the merger consideration in our reorganization that is paid from the net proceeds of this offering (and treated as a distribution for financial accounting purposes), representing a portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of reorganization;

•	the distribution to our current equityholders from our available cash resources, in April 2004, of $3.5 million, representing an additional portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of the reorganization; and

•	the distribution to our current equityholders from our available cash resources, prior to this offering, of an amount (currently estimated to be approximately $6.8 million, of which $2.6 million was paid in April 2004) representing the taxes to be paid by those equityholders on our taxable earnings as a limited liability company until our reorganization as a “C” corporation;

we had net tangible book value (deficit) of $(11.7) million, or $(2.64) per share. After giving effect to the sale of 3,100,000 shares of common stock that we are offering at an assumed initial public offering price of $13.00 per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, and after deducting the estimated offering expenses and the underwriting discounts, our pro forma net tangible book value per share is $3.27. This represents an immediate appreciation in net tangible book value of $5.91 per share to existing stockholders and an immediate dilution of net tangible book value of $9.73 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at March 31, 2004:

• Assumed initial public offering price per share		$13.00

• Pro forma net tangible book value (deficit) per share as of March 31, 2004	$(2.64)

• Appreciation per share attributable to new investors	5.91

• Pro forma net tangible book value per share after giving effect to this offering		3.27

• Dilution per share to new investors		$9.73

Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Appreciation in net tangible book value per share attributable to new investors would be $6.42 if the underwriters exercise in full their over-allotment option.

The following table compares the public offering price of the shares of common stock to the cost to our existing stockholders of shares of common stock that they acquired within the past five years.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent(1)	Amount(2)	Percent(3)
Existing stockholders	4,426,662	58.81%	$5,682,728	12.4%	$1.28
New investors	3,100,000	41.19	40,300,000	87.6	13.00	(4)

Total	7,526,662	100.00%	$45,982,728	100.00%

(1)	The number of shares purchased as a percent of the total number of shares of our common stock outstanding on March 31, 2004 on a pro forma basis to give effect to our reorganization as a “C” corporation.
(2)	The amount paid for the shares purchased as a percent of total price paid for the shares of our common stock in the past five years on a pro forma basis to give effect to our reorganization as a “C” corporation.
(3)	Includes all shares of our common stock purchased in the last five years on a pro forma basis to give effect to our reorganization as a “C” corporation.
(4)	The mid-point of the estimated price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and offering expenses payable by us.

SELECTED FINANCIAL DATA

The selected financial data presented below as of December 31, 2001, 2002 and 2003, and for each of the years ended December 31, 2001, 2002 and 2003 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for the period ended December 31, 1999 and the year ended December 31, 2000 have been derived from our audited consolidated financial statements not included in this prospectus. The selected financial data as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. You should read the selected financial data presented below together with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 32.

	November 11 (inception) through December 31, 1999	Year ended December 31,				Three Months Ended March 31,
		2000	2001	2002	2003	2003	2004
	(dollars in thousands, except share and per share data)
Operating Data:
Revenues:
Gain on sale of loans, net	$410	$9,623	$18,536	$39,649	$56,069	$11,200	$19,012
Loan processing and administration fees	17	1,660	3,063	5,307	7,894	1,680	3,086
Loan origination and brokerage fees	—	265	1,278	2,481	4,724	972	2,352
Loan discount points	1	154	634	1,192	1,200	289	304
Net interest income	57	369	1,348	3,168	6,650	1,156	3,160

Total revenues	485	12,071	24,859	51,797	76,537	15,297	27,914
Expenses:
Salaries and employee benefits	798	10,440	14,287	25,378	38,906	7,579	13,779
Provision for loan losses	—	159	500	2,184	6,585	1,235	1,833
Occupancy and other office expenses	133	1,615	2,138	2,902	4,294	867	1,568
Marketing expenses	18	191	639	1,502	1,743	370	486
General and administrative expenses	279	2,019	2,129	4,120	5,971	1,300	2,645

Total expenses	1,228	14,424	19,693	36,086	57,499	11,351	20,311

Earnings (loss) from operations	(743)	(2,353)	5,166	15,711	19,038	3,946	7,603
Other income—insurance settlement	—	—	—	942	—	—	—

Net earnings (loss)	$(743)	$(2,353)	$5,166	$16,653	$19,038	$3,946	$7,603

Pro Forma earnings before taxes					$19,038		$7,603
Pro Forma income taxes (1)					7,688		3,034

Pro Forma net earnings (1)					$11,350		$4,569

Pro Forma net earnings per share—basic and diluted (1)(2)					$2.41		$0.97

Pro Forma common shares outstanding—basic and diluted (2)					4,704,200		4,704,200

(1)

The pro forma net earnings and the pro forma net earnings per share data give effect to our reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, we will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39.9%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 7%, which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states where we must pay taxes and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay taxes. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4.9% and is added to the federal tax rate to determine the combined, effective rate.

(2)	On a pro forma basis, to reflect our reorganization as a “C” corporation and the resulting exchange of all outstanding limited liability company membership interests for 4,426,662 shares of common stock before the closing of this offering and to reflect 277,538 additional shares outstanding for purposes of this calculation related to distributions to equityholders discussed further below and in Note 1 to our consolidated financial statements.

	As of December 31,					As of March 31,
	Actual
	1999	2000	2001	2002	2003	2004	2004
	(dollars in thousands)						(pro forma as adjusted)(1)
Balance Sheet Data:
Cash	$1,924	$1,632	$6,886	$11,451	$7,764	$14,007	$19,477
Mortgage loans held for sale, net	24,799	24,737	55,697	85,374	212,425	239,893	239,893
Total assets	27,807	28,392	64,927	100,484	227,392	263,219	268,689
Total warehouse finance borrowings	24,034	24,476	53,376	80,457	201,095	234,301	234,301
Total liabilities	24,656	25,806	57,174	86,429	207,708	241,733	241,733
Total equity	3,151	2,587	7,753	14,055	19,683	21,486	31,775

(1)	The pro forma, as adjusted balance sheet data gives effect to the following:

•	our reorganization as a “C” corporation and the resulting exchange of all outstanding limited liability company membership interests for shares of common stock before the closing of this offering;

•	the impact of recording an estimated net deferred tax asset of $4.8 million in connection with our reorganization as a “C” corporation;

•	the payment to our current equityholders of $20.15 million, either prior to our reorganization as a “C” corporation from our available cash resources, or as the cash portion of the merger consideration in our reorganization that is paid from the net proceeds of this offering (and treated as a distribution for financial accounting purposes), representing a portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of our reorganization;

•	the distribution to our current equityholders from our available cash resources, in April 2004, of $3.5 million, representing an additional portion of the accumulated and undistributed taxable earnings of our company on which they have already been taxed or will be subject to tax through the date of our reorganization as a “C” corporation;

•	the distribution to our current equityholders from our available cash resources, prior to this offering, of an amount (currently estimated to be approximately $6.8 million, of which $2.6 million was paid in April 2004) representing the taxes to be paid by those equityholders on our taxable earnings as a limited liability company until our reorganization as a “C” corporation; and

•	the sale of 3,100,000 shares of common stock by us at the assumed initial offering price of $13.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the application of the net proceeds from the sale of those shares after deducting the underwriting discounts, commissions and estimated offering expenses.

	November 11 (Inception) Through December 31, 1999	Year Ended December 31,				Three Months Ended March 31,
		2000	2001	2002	2003	2003	2004
	(dollars in thousands)
Other Data:
Total mortgage loan originations(1)	$43,084	$308,870	$613,002	$1,133,057	$1,724,667	$328,948	$630,011
Wholesale originations	43,084	290,438	520,860	961,472	1,433,591	278,136	485,989
Other wholesale originations(2)	N/A	N/A	N/A	N/A	28,346	N/A	26,040
Retail originations(1)	N/A	18,432	92,141	171,585	262,730	50,812	117,982
Net cost to originate(1)(3)	3.2%	4.6%	3.0%	3.0%	3.2%	3.4%	3.1%
Weighted average coupon rate of mortgage loan originations	10.7%	11.3%	9.5%	8.6%	7.8%	8.1%	7.5%
Weighted average FICO score(4)	N/A	N/A	627	635	638	639	636
Combined weighted average initial LTV	N/A	N/A	81.7%	82.2%	86.7%	84.5%	89.7%
Average loan size	$71	$83	$110	$107	$120	116	135
Percentage fixed rate mortgages	98%	68%	49%	44%	34%	37%	24%
Percentage adjustable rate mortgages	2%	32%	51%	56%	66%	63%	76%
Whole loan sales	$22,632	$307,945	$570,064	$1,068,932	$1,546,277	$303,107	$577,716
Average premium received on whole loan sales(5)	3.6%	3.7%	3.9%	4.3%	4.3%	4.4%	4.1%
Total numbers of leased locations at period end	2	4	7	17	28	17	34
Total number of employees at period end	139	196	248	421	711	483	831
Total number of account executives at period end	32	45	49	71	94	88	121

(1)	Total mortgage loan originations, retail originations and net cost to originate for the years ended December 31, 2001, 2002 and 2003 and the quarters ended March 31, 2003 and 2004 include loans that were outsourced by our retail channel. There were no loans outsourced by our retail channel for the period ended December 31, 1999 and the year ended December 31, 2000.
(2)	Represents originations from Black Label Mortgage Program. See “Business—Loan Origination—Wholesale Channel—Black Label Mortgage Program” on page 55.
(3)	Net cost to originate loans is defined as (a) total expenses, prior to deferred origination costs, plus yield spread premiums paid, less points and fees collected, divided by (b) origination volume.
(4)	Represents borrowers’ average FICO score at origination.
(5)	The average premium received on whole loan sales is computed based on the cash premiums received on the principal value of loans sold in whole loan sales.

QUARTERLY RESULTS OF OPERATIONS

Our results of operations, particularly our revenues and cash flow, may vary significantly from quarter to quarter depending on a number of factors, including the timing of our loan sales, seasonality in loan originations, market and economic conditions and other factors.

As a result of these factors, period-to-period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance. We cannot assure you that quarterly results will not fluctuate, causing a material adverse effect on our business, results of operations and financial condition.

	Quarter Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(in thousands)
Revenues:
Gain on sale of loans, net	$7,295	$9,437	$9,868	$13,049	$11,200	$15,123	$13,756	$15,990	$19,012
Loan processing and administration fees	1,210	1,611	1,457	1,029	1,680	2,254	1,988	1,972	3,086
Loan origination and brokerage fees	462	485	552	982	972	1,095	986	1,671	2,352
Loan discount points	285	348	310	249	289	293	291	327	304

Total loan production revenue	9,252	11,881	12,187	15,309	14,141	18,765	17,021	19,960	24,754
Net interest income	643	793	876	856	1,156	1,524	1,591	2,379	3,160

Total revenues	9,895	12,674	13,063	16,165	15,297	20,289	18,612	22,339	27,914
Expenses:
Salaries and employee benefits	4,993	5,820	6,089	8,476	7,580	9,984	9,202	12,140	13,779
Provision for loan losses	462	534	530	658	1,235	2,184	1,997	1,169	1,833
Occupancy and other office expenses	608	673	748	873	867	1,009	1,091	1,327	1,568
Marketing expenses	291	409	357	445	370	431	517	425	486
General and administrative expenses	896	1,035	693	1,496	1,300	1,643	1,580	1,448	2,645

Total expenses	7,250	8,471	8,417	11,948	11,352	15,251	14,387	16,509	20,311

Earnings from operations	2,645	4,203	4,646	4,217	3,945	5,038	4,225	5,830	7,603
Other income— insurance settlement	—	—	—	942	—	—	—	—	—

Net earnings	$2,645	$4,203	$4,646	$5,159	$3,945	$5,038	$4,225	$5,830	$7,603

REORGANIZATION AS A “C” CORPORATION

First NLC Financial Services, Inc. is presently a wholly-owned subsidiary of NLC Financial Services, LLC. In connection with and prior to the closing of this offering, NLC Financial Services, LLC will engage in a reorganization in which NLC Financial Services, LLC will merge with and into First NLC Financial Services, Inc., with First NLC Financial Services, Inc. (which is a “C” corporation for tax purposes) continuing as the surviving company. In the merger, the existing holders of membership interests in NLC Financial Services, LLC will receive, in exchange for their membership interests:

•	cash representing a portion of the accumulated but undistributed taxable earnings of NLC Financial Services, LLC on which those interestholders have been or will be subject to tax through the date of the reorganization; and

•	shares of First NLC Financial Services, Inc. common stock.

All of the shares of First NLC Financial Services, Inc. common stock currently owned by NLC Financial Services, LLC will be canceled in the merger. Following the merger, First NLC Financial Services, LLC, which is currently our principal operating subsidiary, will be a wholly-owned subsidiary of First NLC Financial Services, Inc. Following this reorganization, we will continue to conduct our operations through First NLC Financial Services, LLC and its subsidiaries.

First NLC Financial Services, Inc. is a Delaware corporation that is subject to taxation as a corporation for federal and state income tax purposes. NLC Financial Services, LLC, by contrast, is a Delaware limited liability company that is currently taxable as a partnership for federal income tax purposes. As a result, the current interestholders of NLC Financial Services, LLC have been subject to tax on all of the earnings of that entity to date, and will be subject to tax on those earnings through the date of our reorganization as a “C” corporation, whether or not those equityholders ever actually received distributions of those earnings. In April 2004, NLC Financial Services, LLC distributed to its current equityholders $3.5 million from its available cash resources, representing a portion of the accumulated and undistributed taxable earnings of NLC Financial Services, LLC on which those equityholders have already been taxed or will be subject to tax through the date of the reorganization of NLC Financial Services, LLC as a “C” corporation. Prior to this offering, NLC Financial Services, LLC has distributed or intends to distribute to its equityholders an additional amount (currently estimated to be approximately $6.8 million, of which $2.6 million was paid in April 2004) representing the taxes to be paid by those equityholders on the taxable earnings of NLC Financial Services, LLC until its reorganization as a “C” corporation. Prior to or at the time of the reorganization, an additional $20.15 million of the accumulated and undistributed taxable earnings of NLC Financial Services, LLC will be paid to those equityholders, either as a pre-reorganization distribution from available cash resources or as the cash portion of the merger consideration in the reorganization. The cash portion of the merger consideration will be paid from the net proceeds of this offering. See “Use of Proceeds” on page 23. For financial accounting purposes, the payment of the cash portion of the merger consideration will be treated as a distribution to our equityholders prior to this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and analysis and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those suggested by such forward-looking statements due to factors discussed under the sections entitled “Risk Factors” beginning on page 8, “Business” beginning on page 49 and elsewhere in this prospectus. The percentages set forth below are calculated with reference to the actual results set forth in our consolidated financial statements appearing elsewhere in this prospectus.

Overview

We are a nonprime residential mortgage banking company originating mortgage loans in 38 states across the United States. We originate, underwrite and fund mortgage loans secured primarily by single-family residences, then sell those loans on a cash basis to institutional loan purchasers. We primarily originate nonprime loans, which are mortgage loans provided to borrowers who do not satisfy the credit, documentation or other underwriting standards prescribed by conforming mortgage lenders and loan purchasers.

We originate our loans mainly through our network of approved independent brokers. We primarily originate nonprime loans through our wholesale channel. To a lesser extent, we also originate nonprime and prime loans through our retail channel. These retail originations include certain loans which we do not fund, but instead outsource to other mortgage lenders.

Our revenues primarily consist of gain on sale of loans, net, origination fees from our loans and, to a lesser extent, net interest income from carrying our loans in inventory until sold. Our expenses consist of operating expenses, which include salaries and employee benefits, provision for loan losses, occupancy and other office expenses, marketing and general and administrative expenses.

The primary driver of our results of operations and financial condition has been our significant growth in loan originations since our inception in November 1999. The pace of our growth remained rapid last year. Our loan origination volume grew from $1.13 billion to $1.72 billion from 2002 to 2003. Our gain on sale of loans, net, grew from $39.6 million to $56.1 million, or 41.4%, from 2002 to 2003.

Our business depends on our ability to originate loans and sell those loans for cash gains, our access to external sources of financing and the cost of such financing. We fund our business through a combination of cash generated from the sale of our loans and secured warehouse facilities. As of April 30, 2004, our three secured warehouse facilities provided us with $316.0 million of permanent credit capacity to originate our loans (or up to $409.0 million pursuant to temporary agreements with the lenders that are scheduled to expire on May 31, 2004). We believe that our current credit capacity is sufficient to fund our operations for the foreseeable future. However, as we seek to expand our business, we will require additional cash for operations. We are currently in negotiations with our existing warehouse lenders to expand our secured warehouse borrowing capacity under our existing facilities. We are also seeking to add one or more new warehouse facilities and are exploring alternative means of financing our loan originations.

In 2003, as part of our overall growth strategy, we made significant investments in the following:

•	opening additional retail offices and expanding our existing operations centers;

•	hiring additional wholesale account executives, retail loan officers and other staff; and

•	improving our technology systems and capabilities.

In 2004, we expect that our rapid growth in loan originations will continue. To support our expected growth, we plan to continue to invest significant amounts to grow our infrastructure and business. For example, we intend to increase our presence in markets and geographic areas that we believe are underserved or otherwise strategically attractive, or alternatively, to establish new operations in these locations. So far this year, we have already acquired an aggregate of approximately 35,000 square feet of additional office space in Roseville, California; Lincoln, Rhode Island; Warwick, Rhode Island; and outside of Chicago, Illinois. The establishment or expansion of these locations will require us to incur additional expenses to hire administrative, operations, and sales staff, as well as increase our need for additional technology and equipment to support our expanded operations. The investments in our infrastructure and business may increase our total expenses as a percentage of loan originations in the short term. For example, we expect our salary and employee benefits expenses, as well as our occupancy and other office expenses and marketing expenses, to increase proportionally as a direct result of the addition of new facilities and staff and the expansion of our existing operations. We believe, however, that our planned investments to expand our operations will help us to stabilize or ultimately reduce our total expenses as a percentage of loan origination volume because they will significantly increase our ability to originate a higher volume of loans and the efficiency of our loan origination process, which, in turn, will increase our total revenues over which our expenses will be spread.

Our business model is based upon our ability to originate and sell loans. Our ability to originate loans is influenced by:

•	the strength of the real estate markets;

•	competition among lenders;

•	interest rate conditions; and

•	borrowers’ preferences and levels of personal income and savings.

Our ability to sell loans is influenced by prevailing market rates on competing investments available to our institutional loan purchasers in the markets in which we operate, as well as the relative desirability to institutional loan purchasers, and to the securitization market into which they sell, of the loans we originate and offer for sale.

Financial Highlights

Our operations consist primarily of originating loans that we pool and sell in the secondary markets. We conduct an analysis to find and select the most profitable disposition strategy available for each loan. We structure our loan sales as whole loan sales, where we dispose of our entire interest in the loans and produce immediate cash gains. Our recent financial highlights include:

•	Loan originations. We have increased our loan originations every year since inception. For the years ended December 31, 2001, 2002 and 2003, we originated $613.0 million, $1.13 billion and $1.72 billion of loans, respectively. Our wholesale channel, which originates loans through independent brokers, originated $520.9 million of loans in 2001, $961.5 million of loans in 2002 and $1.43 billion of loans in 2003. Our retail channel, which originates loans directly for borrowers, originated $92.1 million of loans in 2001, $171.6 million of loans in 2002 and $262.7 million of loans in 2003.

•	Whole loan sales — cash gain on sale. All of the loans we sold during the three years ended December 31, 2003 were sold in whole loan sales for cash. During 2001, 2002 and 2003, our whole loan sales had an average cash premium of 3.90%, 4.33% and 4.34%, respectively.

Critical Accounting Policies

Our consolidated financial statements are prepared based on the selection and application of critical accounting policies, many of which require our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although we base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances, our management exercises significant judgment in the final determination of our estimates. Actual results may differ materially from these estimates.

Under our accounting policies, the following reflect significant judgments by management:

•	gain on sale of loans, net;

•	provision for loan losses; and

•	provision for premium recapture.

Gain on Sale of Loans, Net

Gain on sale of loans, net, is the difference between the sales price of the loan and our net carrying amount of the loan. Gain on sale of loans, net, is recognized when we transfer ownership of the loan to the institutional loan purchaser, collect the funds and close the sale transaction. Recognition of the gain requires us to use judgment as to whether the sale qualifies as a transfer of financial assets.

We transfer ownership of the loan to the institutional loan purchaser when we surrender control over the loan. Control over the loan is deemed to be surrendered when:

•	the loan has been isolated from us;

•	the institutional loan purchaser has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the loan; and

•	we do not maintain effective control over the loan through either:

•	an agreement that both entitles and obligates us to repurchase or redeem the loan before its maturity; or

•	the ability to unilaterally cause the institutional loan purchaser to return the loan.

We defer loan origination fees and costs and loan discount points and record them as an adjustment of the loans held for sale. We recognize loan origination fees and costs and loan discount points in our consolidated statement of earnings when we sell the loans.

Our gain on sale of loans, net, consists of cash gain that results from whole loan sales. Because we record gain on sale of loans revenue at the time we sell loans, our financial results are significantly impacted by the timing of our loan sales. If we hold a significant pool of loans at the end of a reporting period, those loans will remain on our balance sheet, along with the related debt used to fund the loans. The revenue that we generate from those loans will not be recorded until the subsequent reporting period when we sell the loans. A number of factors influence the timing of our loan sales and our targeted disposition strategy, including the current market demand for our loans, liquidity needs and our strategic objectives. Our management has from time to time delayed the sale of loans to a later period or sold a smaller pool of loans sooner than expected in response to market conditions, and may do so again in the future.

Provision for Loan Losses

We provide market valuation adjustments on certain nonperforming loans, other loans we hold for sale and real estate owned. These adjustments are based upon our estimate of expected losses and are based upon the value that we could reasonably expect to obtain from a sale, other than in a forced or liquidation sale. We also record an allowance for liabilities associated with loans sold that we may be required to repurchase due to breaches of representations and warranties or in the event of an early payment default by the borrower.

Our estimate of expected losses could increase if our actual loss experience or repurchase activity is different than originally estimated, or if economic factors change the value we could reasonably expect to obtain from a sale. In particular, if actual losses increase or if values reasonably expected to be obtained from a sale decrease, the provision for losses would increase. Any increase in the provision for losses would adversely affect our results of operations.

Provision for Premium Recapture

If loans that we sell are paid in full by the borrowers during the first year after the sale date, we generally have a liability to repay a portion of the original premium received by us on the sale of the loans. The amount of premium that we are obligated to repay is reduced by any prepayment penalties assessed to the borrowers for early loan payments in full. Generally, our gross contingent liability for such prepayments in full declines by  1/12 each month subsequent to the loan sale date. We reserve for loan premium recapture, which is increased by charges to gain on sale of loans. Our periodic evaluation of the adequacy of our reserve is based upon the following:

•	our contractual rates of premium recapture liability with our institutional loan purchasers;

•	past premium recapture expense experience;

•	historic and expected experience with early loan payments in full; and

•	current and expected future economic conditions which may affect our experience with early loan payments in full.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenues for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenues:
Gain on sale of loans, net	74.6%	76.5%	73.3%	73.2%	68.1%
Loan processing and administration fees	12.3	10.3	10.3	11.0	11.1
Loan origination and brokerage fees	5.1	4.8	6.2	6.4	8.4
Loan discount points	2.6	2.3	1.6	1.9	1.1
Net interest income	5.4	6.1	8.6	7.6	11.3

Total revenues	100.0	100.0	100.0	100.0	100.0
Expenses:
Salaries and employee benefits	57.5	49.0	50.8	49.5	49.4
Provision for loan losses	2.0	4.2	8.6	8.1	6.6
Occupancy and other office expenses	8.6	5.6	5.6	5.7	5.6
Marketing expenses	2.5	2.9	2.3	2.4	1.7
General and administrative expenses	8.6	8.0	7.8	8.5	9.5

Total expenses	79.2	69.7	75.1	74.2	72.8

Earnings from operations	20.8	30.3	24.9	25.8	27.2
Other income-insurance settlement	0.0	1.8	0.0	0.0	0.0

Net earnings	20.8%	32.1%	24.9%	25.8%	27.2%

Quarter Ended March 31, 2003 Compared to Quarter Ended March 31, 2004

Revenues

Total Revenues.    Total revenues increased 82.5% from $15.3 million for the quarter ended March 31, 2003 to $27.9 million for the quarter ended March 31, 2004. This increase was due directly to an increase in loan originations and loan sales. During the first quarter of 2004, we originated loans totaling $630.0 million and sold loans totaling $577.7 million, as compared to the first quarter of 2003, in which we originated loans totaling $329.1 million, and sold loans totaling $303.1 million. As a result of the increased volume of loan originations and loan sales, we had an increase in gain on sale of loans, net, of $7.8 million, an increase in total loan points and fees of $2.8 million and an increase in net interest income of $2.0 million in the first quarter of 2004 as compared to the first quarter of 2003. The increase in loan origination volume was due to our hiring additional account executives in our wholesale channel, our opening additional retail locations and improving the productivity of our existing locations that were opened in the latter half of 2003. We expect our loan origination volume to continue to increase for the foreseeable future as we continue to implement our growth strategy and the planned expansion of our operations.

Gain on Sale of Loans, Net.    Gain on sale of loans, net, is the most significant component of total revenues. Total gain on sale of loans, net, increased 69.8% from $11.2 million for the quarter ended March 31, 2003 to $19.0 million for the comparable period in 2004.

The components of gain on sale of loans, net, are illustrated in the following table:

	Quarter Ended March 31,
Composition of Gain on Sale of Loans, Net	2003	2004
	(in thousands)
Gain on whole loan sales, net(1)	$11,230	$19,150
Provision for premium recapture	(30)	(138)

Total gain on sale of loans, net	$11,200	$19,012

(1)	Presented net of broker expense.

•	Gain on whole loan sales, net, increased 70.5% from $11.2 million for the quarter ended March 31, 2003 to $19.1 million for the comparable period in 2004 due to a greater than 91% increase in total loan originations, reduced by the impact of lower premiums offered by our institutional loan purchasers. The average whole loan sales premium was 4.44% and 4.12% for the quarters ended March 31, 2003 and 2004, respectively. Total whole loan sales increased 90.6% from $303.1 million for the quarter ended March 31, 2003 to $577.7 million for the quarter ended March 31, 2004. This increase was due to the increase in our loan originations coupled with our maintenance of a consistent level of loan sales as a percentage of originations. We expect gain on whole loan sales, net to increase in the future in proportion to our expected increase in loan origination volume.

•	Provision for premium recapture represents our estimate of the potential refunds by us to our institutional loan purchasers of premiums received by us on loan sales to those purchasers and was $137,585 for the quarter ended March 31, 2004 compared to $30,313 for the comparable period in 2003. The increase in provision for premium recapture in the first quarter of 2004 was due to the increased volume of loans that we sold during the period combined with a delay in our receipt of notification of loans that were paid off in 2003 prior to maturity, which obligated us to refund a portion of the premiums we received on those loans. We operate primarily in states that permit prepayment penalties to be imposed on the loans that we originate. When we are required to refund premiums on loans made in those states, those prepayment penalties are applied to reduce the refunds of the amounts of premium paid to us in connection with the sale of loans. We periodically assess certain factors to determine whether adjustments to our provision for premium recapture may be necessary, including current market and economic conditions, past experience with premium recapture and currently effective contractual rates of premium recapture imposed by our warehouse lenders. Based on our current evaluation of these factors, we expect our provision for premium recapture to remain stable or decrease as a percentage of total loan sales in 2004.

Origination Fees.    Origination fees received on loans held for sale are deferred and recognized in the consolidated statements of earnings when the related loans are sold. Origination fees increased 95.2% from $2.9 million for the quarter ended March 31, 2003 to $5.7 million for the comparable period in 2004. The components of origination fees received are illustrated in the following table:

	Quarter Ended March 31,
Composition of Origination Fees Received	2003	2004
	(in thousands)
Loan processing and administration fees	$1,680	$3,085
Loan origination and brokerage fees	972	2,352
Loan discount points	289	304

Origination fees, net of costs	$2,941	$5,741

•	Loan processing and administration fees are fees that are earned by us for the processing of the mortgage loans we originate, and are charged to the borrower upon closing. Loan processing and administration fees increased 83.6% from $1.7 million for the quarter ended March 31, 2003 to $3.1 million for the comparable period in 2004. The increase was due to an increase in our loan origination volume. As we expect our loan origination volume to continue to increase, we expect that loan processing and administration fees will also increase.

•	Loan origination and brokerage fees are fees charged to the borrower. Loan origination and brokerage fees increased 142.1% from $971,684 for the quarter ended March 31, 2003 to $2.4 million for the comparable period in 2004. The increase was due to our increased loan origination volume, particularly in our retail channel (which generates higher fees per loan). We expect our loan origination volume in our retail channel, as well as in our wholesale channel, to increase, which we believe will result in a corresponding increase in our loan origination and brokerage fees.

•	Loan discount points are fees that are charged to a borrower in exchange for lowering the interest rate used in calculating monthly payments under the loan. Loan discount points increased 5.1% from $289,450 to $304,292 for the quarters ended March 31, 2003 and 2004, respectively. Loan discount points are dependent in part upon an individual borrower’s financial condition and specific needs with respect to a mortgage loan. We are not, therefore, able to anticipate at this time whether loan discount points will increase or decrease in future periods.

Net Interest Income.    Net interest income represents the difference between the interest earned on our loans held for sale during the period prior to their sale and the related interest expense incurred under our secured warehouse facilities. We do not accrue interest for loans that are 90 days or more delinquent. Net interest income increased 173.5% from $1.2 million for the quarter ended March 31, 2003 to $3.2 million for the comparable period in 2004. The increase was due to an increase in the average inventory of loans held for sale in during first quarter 2004 as compared to first quarter 2003 and, to a significantly lesser extent, an increase in our net interest rate margin for first quarter 2004 due to more favorable financing rates available to us under our secured warehouse facilities. We expect that the dollar value of our average inventory held for sale will continue to increase in 2004 as a result of our anticipated increase in overall loan originations for the year, which will result in a corresponding increase in net interest income.

Expenses

Total Expenses.    Total expenses increased 78.9% from $11.4 million for the quarter ended March 31, 2003 to $20.3 million for the comparable period in 2004. In the first quarter of 2003, total expenses were 74.2% of total revenues, while in the first quarter of 2004, total expenses were 72.8% of total revenues. The increase in the dollar amount resulted from higher salaries and employee benefits expenses, an increase in our provision for loan losses of $597,900, our addition of new office space and an increase in other variable operating expenses associated with our growth in volume of loan originations. Although the dollar amount of our expenses increased, total expenses as a percentage of total revenues decreased slightly due to proportionally greater increases in employee productivity, loan origination volume, interest income and sales of our loans relative to the increases in corresponding expenses.

Salaries and Employee Benefits.    Salaries and employee benefits increased 81.8% from $7.6 million for the quarter ended March 31, 2003 to $13.8 million for the comparable period in 2004. In the first quarter of 2003, total salaries, wages and benefits were 49.5% of total revenues, while in the first quarter of 2004, total salaries, wages and benefits were 49.4% of total revenues. The dollar increase was due to the growth in the number of our account executives and other qualified employees as well as higher commissions and bonus expenses related to our increased loan origination volume. We expect that our total salaries, wages, and benefits expenses will continue to increase as we expand geographically by opening new offices and operations centers.

Provision for Loan Losses.    Provision for loan losses increased 48.4% from $1.2 million for the quarter ended March 31, 2003 to $1.8 million for the comparable period in 2004. This increase in total dollar amount was due to our increase in loan originations. The provision for loan losses for the quarter ended March 31, 2003 and 2004, expressed as a percentage of whole loan sales, decreased from .41% to .32% as a result of our reduction in required loan repurchases. Although we expect our provision for loan losses to increase in absolute dollars as our loan origination volume increases, we expect our provision for loan losses to remain stable or decrease in 2004 as a percentage of total loan sales.

Occupancy and Other Office Expenses.    Occupancy and other office expenses increased 81.0% from $866,569 for the quarter ended March 31, 2003 to $1.6 million for the comparable period in 2004. As a percentage of total revenues, total occupancy and other office expenses decreased from 5.7% in the first quarter of 2003 to 5.6% in the first quarter of 2004. The dollar increase resulted from our geographic expansion and growth in total number of operational sites and the acquisition of additional leased space. We plan to continue to open new offices and expand some of our existing facilities, and therefore, we expect our occupancy and other office expenses to increase in absolute dollars. We do not expect, however, that occupancy and other office expenses will increase disproportionately to our expected increases in total loan originations and total revenues.

Marketing Expenses.    Marketing expenses increased 31.3% from $370,205 for the quarter ended March 31, 2003 to $485,922 for the comparable period in 2004. The increase was due to the increase in our overall business and our opening of new locations which required additional marketing activities. We expect that marketing expenses will continue to increase as we implement the planned expansion of our existing facilities and add new office locations.

General and Administrative Expenses.    General and administrative expenses increased 103.4% from $1.3 million for the quarter ended March 31, 2003 to $2.6 million for the comparable period in 2004. As a percentage of total revenues, general and administrative expenses increased from 8.5% in the first quarter of 2003 to 9.5% in the first quarter of 2004. The dollar increase was a direct result of our increased operations, which caused us to realize increases in insurance, administrative and office expenses, credit reviews, appraisals and other loan-related costs. The increase in general and administrative expenses as a percentage of total revenues was due to increases in insurance, administrative and office expenses and other non-loan related costs. As we expand our operations, we expect that our general and administrative expenses will increase in absolute dollars.

Earnings from Operations.    Our earnings from operations increased $3.7 million, or 92.7%, from $3.9 million for the quarter ended March 31, 2003 to $7.6 million for the quarter ended March 31, 2004. The increase in earnings from operations was primarily attributable to increases in gain on sale of loans, net, loan origination fees and net interest income, all as a result of an increase in the volume of our loan originations.

Net Earnings.    As a result of the factors above, our net earnings increased from $3.9 million for the quarter ended March 31, 2003 to $7.6 million for the quarter ended March 31, 2004.

Prior to our reorganization, which will be accomplished immediately prior to the closing of this offering, we were organized as a limited liability company and all income taxes were the responsibility of our individual members. Therefore, our historical consolidated statements of income do not include any provision for income taxes. After reorganizing into a “C” corporation, for income tax purposes, we will be responsible for paying federal, state and local income taxes. See “Selected Financial Data” on page 27 for the amounts of pro forma income taxes and pro forma net earnings for the year ended December 31, 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2003

Revenues

Total Revenues.    Total revenues increased 47.8% from $51.8 million for the year ended December 31, 2002 to $76.5 million for 2003. This increase was due directly to an increase in loan originations and loan sales in 2003. During 2002, we originated loans totaling $1.13 billion and sold loans totaling $1.07 billion, as compared to 2003, in which we originated loans totaling $1.72 billion (of which $49.0 million were outsourced loans that were ultimately funded by third parties), and sold loans totaling $1.55 billion. As a result of this increased loan origination volume, we had an increase in gain on sale of loans, net, of $16.4 million, an increase in total loan points and fees of $4.8 million and an increase in net interest income of $3.5 million in 2003. This increase in loan origination volume in 2003 was due to our hiring additional account executives, our opening additional retail locations and improved economic factors, which led to an increase in home purchases and refinancings. As discussed above, we expect our loan origination volume to continue to increase for the foreseeable future as we continue to implement our growth strategy and the planned expansion of our operations.

Gain on Sale of Loans, Net.    Total gain on sale of loans, net, increased 41.4% from $39.6 million for the year ended December 31, 2002 to $56.1 million for 2003.

The components of gain on sale of loans, net, are illustrated in the following table:

	Year Ended December 31,
Composition of Gain on Sale of Loans, Net	2002	2003
	(in thousands)
Gain on whole loan sales, net(1)	$39,848	$56,249
Provision for premium recapture	(199)	(180)

Total gain on sale of loans, net	$39,649	$56,069

(1)	Presented net of broker expense.

•	Gain on whole loan sales, net, increased 41.2% from $39.8 million for the year ended December 31, 2002 to $56.2 million for 2003 due to our increased loan originations and increase of premiums. Total whole loan sales increased 44.6% from $1.07 billion for the year ended December 31, 2002 to $1.55 billion for 2003. This increase was due to increased sales of loans following increased loan originations. The average whole loan sales premium was 4.33% and 4.34% for the years ended December 31, 2002 and 2003, respectively. We expect gain on whole loan sales, net to increase in the future in proportion to our expected increase in loan origination volume.

•	Provision for premium recapture was $199,117 for the year ended December 31, 2002 compared to $179,704 for 2003. The decrease in provision for premium recapture in 2003 was due to the increase in the provision during 2002 and a decrease in actual experience with premium recapture during 2003. Based on our current evaluation of the factors that influence our provision for premium recapture, we anticipate that our provision for premium recapture will remain stable or decrease in 2004 as a percentage of total loan sales. At this time, we are not able to predict whether our provision for premium recapture will increase or decrease in future periods because our reserve is based upon our evaluation of factors that need to be assessed on a periodic basis. Such factors include current market and economic conditions, past experience with premium recapture and currently effective contractual rates of premium recapture imposed by our warehouse lenders.

Origination Fees.    Origination fees increased 53.9% from $9.0 million for the year ended December 31, 2002 to $13.8 million for 2003. The components of origination fees received are illustrated in the following table:

	Year Ended December 31,
Composition of Origination Fees Received	2002	2003
	(in thousands)
Loan processing and administration fees	$5,307	$7,894
Loan origination and brokerage fees	2,481	4,724
Loan discount points	1,192	1,200

Origination fees, net of costs	$8,980	$13,818

•	Loan processing and administration fees increased 48.7% from $5.3 million for the year ended December 31, 2002 to $7.9 million for 2003. The increase was due to an increase in our loan origination volume. As we expect our loan origination volume to continue to increase, we expect that loan processing and administrative fees will also increase in 2004.

•

Loan origination and brokerage fees increased 90.4% from $2.5 million for the year ended December 31, 2002 to $4.7 million for 2003. The increase was due to our increased loan origination volume, particularly in our retail channel (which generated higher fees per loan). In the future, we anticipate that our loan origination volume in our retail channel, as well as in our wholesale channel, will increase, which we believe will result in a corresponding increase in loan origination and brokerage fees.

•	Loan discount points were $1.2 million for the years ended December 31, 2002 and 2003. We are not able to anticipate whether loan discount points will increase or decrease in future periods because they are dependent in part upon an individual borrower’s needs with respect to a specific mortgage loan and the financial condition of the individual borrower.

Net Interest Income.    Net interest income increased 109.9% from $3.2 million for the year ended December 31, 2002 to $6.7 million for 2003. The increase in net interest income was due to an increase in the average inventory of loans held for sale during 2003 as compared to 2002, and, to a significantly lesser extent, an increase in our net interest rate margin in 2003 due to more favorable financing rates under our secured warehouse facilities. As discussed above, we expect that the dollar value of our average inventory held for sale will increase in 2004 as a result of our expected increase in overall loan originations, which will result in a corresponding increase in net interest income.

Expenses

Total Expenses.    Total expenses increased 59.3% from $36.1 million for the year ended December 31, 2002 to $57.5 million for 2003. In 2002, total expenses were 69.7% of total revenues, while in 2003, total expenses were 75.1% of total revenues. The increase in our expenses as a percentage of total revenues and in the dollar amount of total expenses was the result of higher salaries and employee benefits expenses, an increase in our provision for loan losses of $4.4 million, our additions of new office space and an increase in other variable operating expenses associated with our growth in volume of loan originations.

Salaries and Employee Benefits.    Salaries and employee benefits increased 53.3% from $25.4 million for the year ended December 31, 2002 to $38.9 million for 2003. In 2002, total salaries, wages and benefits were 49.0% of total revenues, while in 2003, total salaries, wages and benefits were 50.8% of total revenues. The dollar increase was due to the growth in the number of account executives and other qualified employees as well as higher commissions and bonus expenses related to our increased loan origination volume. Our total number of employees increased by 68.9% from 421 at December 31, 2002 to 711 at December 31, 2003. The increase in total salaries, wages and benefits as a percentage of total revenues was due to our opening of new offices and operations centers and our hiring of additional employees, which require a period of time to become productive. We plan to continue to open new offices and operation centers and hire additional employees to staff them. As a result, we expect that our total salaries, wages, and benefits expenses will continue to increase.

Provision for Loan Losses.    Provision for loan losses increased 201.5% from $2.2 million for the year ended December 31, 2002 to $6.6 million for 2003. The majority of the increase was due to a higher rate of loan repurchases that we were required to make in 2003 after one servicer used by one of our institutional loan purchasers failed to service those loans properly and rendered them nonperforming. As a result, we were required to repurchase these loans at a loss. During the second half of 2003, this institutional loan purchaser began using a new servicing organization, after which the frequency of repurchases from this purchaser declined. Although we expect our provision for loan losses to increase in absolute dollars as our loan origination volume increases, we expect our provision for loan losses to remain stable or decrease in 2004 as a percentage of total loan sales.

Occupancy and Other Office Expenses.    Occupancy and other office expenses increased 48.0% from $2.9 million for the year ended December 31, 2002 to $4.3 million for 2003. As a percentage of total revenues, occupancy and other office expenses remained unchanged from 2002 to 2003. The dollar increase resulted from our growth in total number of geographic office sites and the additional leased space that we obtained in our existing facilities. In 2003, we opened 10 new offices in the following locations: Tempe, Arizona; Anaheim, California; Long Beach, California; Westminster, Colorado; Rolling Meadows, Illinois; Oakbrook, Illinois; Lisle, Illinois; St. Louis Park, Minnesota; Henderson, Nevada; and Lords Valley, Pennsylvania. The new offices contain an aggregate of 35,538 square feet. In addition, we expanded our leased space in our Deerfield Beach, Florida headquarters, our Tampa, Florida facility and in our Concord, California facility in 2003 by approximately 14,734 square feet. We plan to continue to open new offices and expand some of our existing facilities, and therefore, we expect our occupancy and other office expenses to increase in absolute dollars. As we expect our total revenues to increase, we do not anticipate that occupancy and other office expenses will increase disproportionately to our increase in total loan originations and total revenues.

Marketing Expenses.    Marketing expenses increased 16.1% from $1.5 million for the year ended December 31, 2002 to $1.7 million for 2003. The increase was due to the increase in our overall business as well as the opening of 10 new locations in 2003 which required additional marketing activities. In connection with the planned expansion of our existing facilities and the addition of new office locations, we expect that marketing expenses will continue to increase in absolute dollars.

General and Administrative Expenses.    General and administrative expenses increased 44.9% from $4.1 million for the year ended December 31, 2002 to $6.0 million for 2003. As a percentage of total revenues, general and administrative expenses decreased from 8.0% in 2002 to 7.8% in 2003. The dollar increase was a direct result of our increased operations, which caused us to realize increases in insurance, administrative and office expenses, credit reviews, appraisals and other loan-related costs. We expect that our general and administrative expenses in 2004 will increase in absolute dollars as we grow our operations.

Earnings from Operations.    Our earnings from operations increased $3.3 million, or 21.2%, from $15.7 million for the year ended December 31, 2002 to $19.0 million for the year ended December 31, 2003. The increase in earnings from operations was primarily attributable to increases in gain on sale of loans, net, loan origination fees and net interest income, all as a result of the increase in our loan originations.

Other Income—Insurance Settlement.    During 2001, our Oakland, California office was burglarized and as a result, we suffered business interruption losses. During 2002, we filed a claim with our insurance carrier and received reimbursement, net of related expense, for a portion of the losses totaling approximately $942,000. No such event occurred in 2003.

Net Earnings.    As a result of the factors above, our net earnings increased from $16.7 million for the year ended December 31, 2002 to $19.0 million for the year ended December 31, 2003.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2002

Revenues

Total Revenues.    Total revenues increased 108.4% from $24.9 million for the year ended December 31, 2001 to $51.8 million for 2002. This increase was due directly to an increase in loan originations and loan sales in 2002. During 2001, we originated loans totaling $613.0 million and sold loans totaling $570.1 million, as compared to 2002 in which we originated loans totaling $1.13 billion and sold loans totaling $1.07 billion. As a result of this increased loan origination volume, we had an increase in gain on sale of loans, net, of $21.1 million, an increase in total loan origination fees of $4.0 million and an increase in net interest income of $1.8 million in 2002. This increase in loan origination volume in 2002 was due to our hiring additional account executives, opening additional retail locations and improved economic factors which led to an increase in home purchases and refinancings.

Gain on Sale of Loans, Net.    Total gain on sale of loans, net, increased 113.9% from $18.5 million for the year ended December 31, 2001 to $39.6 million for 2002.

The components of gain on sale of loans, net, are illustrated in the following table:

	Year Ended December 31,
Composition of Gain on Sale of Loans, Net	2001	2002
	(in thousands)
Gain on whole loan sales, net (1)	$18,682	$39,848
Provision for premium recapture	(146)	(199)

Total gain on sale of loans, net	$18,536	$39,649

(1)	Presented net of broker expense.

•	Gain on whole loan sales, net, increased 113.3% from $18.7 million for the year ended December 31, 2001 to $39.9 million for 2002, due to our increased loan originations and increase of premiums. Total whole loan sales increased 87.6% from $570.1 million for the year ended December 31, 2001 to $1.07 billion in 2002. This increase was due to the sale of our increased loan originations. The average whole loan sales premium increased from 3.90% for the year ended December 31, 2001 to 4.33% for 2002 due to increased market demand and declining interest rates in 2002.

•	Provision for premium recapture was $145,582 for the year ended December 31, 2001, compared to $199,117 for 2002. The increase in provision for premium recapture in 2002 was due to our increased loan originations.

Origination Fees.    Origination fees increased 80.5% from $5.0 million for the year ended December 31, 2001 to $9.0 million for 2002. The components of origination fees received are illustrated in the following table.

	Year Ended December 31,
Composition of Origination Fees Received	2001	2002
	(in thousands)
Loan processing and administration fees	$3,063	$5,307
Loan origination and brokerage fees	1,278	2,481
Loan discount points	634	1,192

Origination fees, net of costs	$4,975	$8,980

•	Loan processing and administration fees increased 73.3% from $3.1 million for the year ended December 31, 2001 to $5.3 million for 2002. The increase was due to our increase in loan origination volume.

•	Loan origination and brokerage fees increased 94.2% from $1.3 million for the year ended December 31, 2001 to $2.5 million for 2002. The increase was due to the increase in loans originated, particularly in our retail channel (which generated higher fees).

•	Loan discount points increased 87.8% from $0.6 million for the year ended December 31, 2001 to $1.2 million for 2002. The increase was due to our increase in loan origination volume.

Net Interest Income.    Net interest income increased 135.0% from $1.3 million for the year ended December 31, 2001 to $3.2 million for 2002 due to our increased loan originations. The increase in net interest income was due to an increase in the average inventory of loans held for sale during 2002 as compared to 2001, as well as an increase in our net interest rate margin in 2002 due to more favorable financing rates from our secured warehouse facilities.

Expenses

Total Expenses.    Total expenses increased 83.2% from $19.7 million for the year ended December 31, 2001 to $36.1 million for 2002. In 2001, total expenses were 79.2% of total revenues, while in 2002, total expenses were 69.7% of total revenues. The increase in the dollar amount of our total expenses was the result of higher salaries and employee benefits expenses, an increase in our provision for loan losses of $1.7 million and an increase in other variable operating expenses associated with the growth in volume of our loan originations. The decrease as a percentage of total revenues was due to our total revenues exceeding the fixed and variable costs associated with these expenses as well as our increased loan origination volume and loans sold.

Salaries and Employee Benefits.    Salaries and employee benefits increased 77.6% from $14.3 million for the year ended December 31, 2001 to $25.4 million for 2002. In 2001, total salaries, wages and benefits were 57.5% of total revenues, while in 2002, total salaries, wages and benefits were 49.0% of total revenues. The increase in absolute dollars was due to the growth in the number of our account executives and other qualified employees as well as higher commissions and bonus expenses related to our increased loan origination volume. Our total number of employees increased by 69.8% from 248 at December 31, 2001 to 421 at December 31, 2002. The decrease in total salaries, wages and benefit as a percentage of total revenues was due to our total revenues exceeding the fixed and variable costs associated with these expenses as well as our increased loan origination volume and loans sold.

Provision for Loan Losses.    Provision for loan losses increased 336.6% from $0.5 million for the year ended December 31, 2001 to $2.2 million for 2002. This increase in the provision for loan losses was directly related to our increased loan origination volume and increased also as a percentage of revenues.

Occupancy and Other Office Expenses.    Occupancy and other office expenses increased 35.7% from $2.1 million for the year ended December 31, 2001 to $2.9 million for 2002. In 2001, occupancy and other office expenses were 8.6% of total revenues, while in 2002, occupancy and other expenses were 5.6% of total revenues. The dollar increase resulted from our growth in total number of geographic office sites and the additional leased space we obtained in our existing facilities.

Marketing Expenses.    Marketing expenses increased 134.9% from $0.6 million for the year ended December 31, 2001 to $1.5 million for 2002. The increase was due to the increase in our overall business.

General and Administrative Expenses.    General and administrative expenses increased 93.6% from $2.1 million for the year ended December 31, 2001 to $4.1 million for 2002. In 2001, general and administrative expenses were 8.6% of total revenues, while in 2002, general and administrative expenses were 8.0% of total revenues. The dollar increase was a direct result of the increased scale of our operations, which caused us to realize increases in insurance, administrative and office expenses, credit reviews, appraisals and other loan related costs.

Earnings from Operations.    Our earnings from operations increased $10.5 million, or 204.1%, from $5.2 million for the year ended December 31, 2001 to $15.7 million for the year ended December 31, 2002. The increase in earnings from operations was primarily attributable to increases in gain on sale of loans, net, loan origination fees and net interest income as a result of the increase in our loan originations. Additionally, our net margins expanded from 20.8% for the year ended December 31, 2001 to 30.3% for the year ended December 31, 2002.

Other Income—Insurance Settlement.    During 2001, our Oakland, California office was burglarized and as a result, we suffered business interruption losses. During 2002, we filed a claim with our insurance carrier and received reimbursement, net of related expense, for a portion of the losses totaling approximately $942,000.

Net Earnings.    As a result of the factors above, our net earnings increased $11.5 million, or 222.3%, from $5.2 million for the year ended December 31, 2001 to $16.7 million for the year ended December 31, 2002.

Liquidity and Capital Resources

Contractual Obligations

A summary of all of our contractual obligations as of December 31, 2003, classified by payments due per period and commitment expirations per period, is presented in the following table.

	Total	Payments Due By Period
		Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(dollars in thousands)
Operating lease obligations:
Real estate	$7,065	$2,488	$3,320	$1,047	$210
Equipment	2,028	575	924	369	160
Long-term debt	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Purchase obligations	—	—	—	—	—
Management fee(1)	2,400	400	800	800	400

Total	$11,493	$3,463	$5,044	$2,216	$770

(1)	Represents fee payable to Sun Mortgage Advisors, Inc. Prior to this offering, the parties expect that the agreement pursuant to which this fee is paid will be terminated in exchange for a one-time payment of $800,000 by us.

Liquidity

As a mortgage banking company, our primary cash requirements include:

•	the funding of mortgage loan originations, including principal, as well as origination costs such as commissions and broker premiums;

•	interest expense on and repayment of principal on secured warehouse facilities;

•	operational expenses; and

•	tax payments.

We fund these cash requirements with cash received from:

•	loan sales;

•	borrowings under warehouse facilities secured by mortgage loans;

•	interest collections on loans held for sale; and

•	points and fees collected from the origination of loans.

We use borrowings to finance a significant portion of our loan originations. Our maximum leverage ratio, defined as our total liabilities divided by our members’ equity, is equal to the ratio mandated under our secured warehouse facilities. Our maximum leverage ratio may change in the future as we renegotiate our secured warehouse facilities.

Our liquidity strategy is to maintain:

•	sufficient and diversified secured warehouse facilities to finance our mortgage loan originations; and

•	strong relationships with a select group of institutional whole loan purchasers.

We believe that this strategy provides us with the ability to finance our growing loan origination operations and to maximize our realization of the value of loans we originate. During the years ended December 31, 2001, 2002 and 2003, our operations used cash of approximately $24.5 million, $11.8 million and $107.9 million, respectively, which resulted from the use of approximately $600.8 million, $1.10 billion and $1.68 billion, respectively, of cash for new loan originations, offset by cash proceeds from the sale of loans of $569.0 million, $1.07 billion and $1.55 billion, respectively. We intend to continue to concentrate on improving our cash flow, but cannot assure you that we will achieve that goal.

The proceeds of this offering will increase our liquidity, which will increase our ability to fund mortgage loan originations. We will, however, still be substantially dependent upon our secured warehouse facilities to fund our loan originations. Due to the increase in our net worth as a result of our receipt of the proceeds of this offering, we believe that we will be better positioned to negotiate increases in the amount of credit capacity available to us under our existing secured warehouse facilities, as well as to secure additional warehouse facilities.

Our revenues, net earnings and cash flows have fluctuated in the past, and we expect them to fluctuate in the future as a result of a number of factors, including the size and timing of whole loan sales, expansion costs incurred by us and the volume of loan originations. As our loan originations have increased, we have carried a larger inventory of loans held for sale. A number of factors influence the timing of sales of the loans we hold in our inventory, including the current market demand for our loans, liquidity needs and our strategic objectives. Our loan disposition strategy is to maximize our revenue and provide sufficient operating cash through the matching of our loan originations with loan sales, thereby increasing sales revenue and creating additional warehousing availability on our warehouse facilities to fund new originations. Our management has from time to time delayed the sale of loans to a later period or sold a smaller pool of loans sooner than expected in response to market conditions, and may do so again in the future. As a result, the timing of our receipt of cash from loan sales may not always match the timing of our cash expenditures.

If we are unable to complete a sufficient number of whole loan sales, our sales revenues for the applicable period would decline and our inventory of mortgage loans held for sale would increase, which would reduce our liquidity and could result in lower earnings or a loss for such period. In addition, if the closing of a sale of a loan pool is delayed or postponed, the recognition of the gain from the sale is also postponed. If, for example, such a delay or postponement were to cause us to recognize revenue in a subsequent quarter, our results of operations for the previous quarter could be significantly reduced.

Warehouse Facilities

We use our various secured warehouse facilities to finance the funding of our loan originations. We attempt to sell our mortgage loans before the first payment is due and pay down the secured warehouse facilities with the proceeds. Our current secured warehouse facilities are 100% committed lines, which means that the lender is obligated to fund up to the total facility amount subject to our meeting various financial and other covenants. Our current warehouse credit facilities also contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documents.

As of April 30, 2004, our credit capacity under our secured warehouse facilities was as follows:

Warehouse Lender	Total Facility Amount		Portion Available for Wet Funding	Expiration Date
Washington Mutual Bank, FA	$56,000,000		$19,600,000	08/01/04
Residential Funding Corporation	135,000,000		54,000,000	09/30/05
Credit Suisse First Boston	125,000,000		43,750,000	07/27/04

Total	$316,000,000	(1)	$117,350,000

(1)	Pursuant to temporary agreements with certain of these lenders that are scheduled to expire on May 31, 2004, the maximum aggregate amount available under these facilities is $409.0 million.

On February 4, 2000, we entered into a Warehousing Credit and Security Agreement with Bank United (now Washington Mutual Bank, FA), under which (as amended) we can borrow up to $56.0 million (and currently, under a temporary agreement with Washington Mutual Bank, FA, up to $84.0 million). On December 29, 2000, we entered into a Warehousing Credit and Security Agreement with Residential Funding Corporation, under which (as amended) we can borrow up to $135.0 million (and currently, under a temporary agreement with Residential Funding Corporation, up to $200.0 million). On December 20, 2001, we entered into a Master Repurchase Agreement with Credit Suisse First Boston, under which (as amended) we can borrow up to $125.0 million. At December 31, 2002, the aggregate outstanding balance under these facilities was $80.5 million, at December 31, 2003, the aggregate outstanding balance under these facilities was $201.1 million and at April 30, 2004 the aggregate outstanding balance under these facilities was $291.7 million. Our aggregate availability under these facilities at December 31, 2003 was $68.9 million and at April 30, 2004 was $117.3 million. We pay interest under these facilities monthly, based on the 30-day LIBOR plus an applicable margin that varies with each facility and that ranges from 1.375% to 3.75%. Principal payments under each facility are due upon sale of the loans that are funded from that facility and, therefore, the aggregate amount available under our secured warehouse facilities changes on a daily basis.

We are currently in negotiations to increase the amount of availability and extend the terms under our existing warehouse facilities and to secure one or more additional warehouse facilities with a new lender or lenders. If obtained, we expect that the new and amended facilities would increase our aggregate warehouse borrowing capacity by $200.0 million to $250.0 million. We cannot assure that we will enter into these new or amended facilities or that, if entered into, such facilities will be on terms equivalent to those of our existing facilities or favorable to us.

Our secured warehouse facilities contain customary operating and financial covenants, including:

•	cash covenants requiring maintenance of certain levels of tangible net worth;

•	leverage covenants requiring maintenance of minimum leverage ratios and profitability; and

•	operating covenants restricting changes in our business or assets and on making or paying certain dividends.

The availability of funds under these secured warehouse facilities is subject to our continued compliance with the operating and financial covenants. If we fail to comply with any of these covenants or otherwise default under a facility, the lender has the right to terminate the facility and require immediate repayment that may require a sale of the collateral at less than optimal terms. In addition, if we default under one facility, it would generally trigger a default under our other facilities.

Quantitative and Qualitative Disclosures About Market Risk

Market risks generally represent the risk of loss that may result from the potential change in the value of a financial instrument due to fluctuations in interest and foreign exchange rates and in equity and commodity prices. Our market risk relates primarily to interest rate fluctuations. We may be directly affected by the level of and fluctuations in interest rates, which affects the spread between the rate of interest received on our mortgage loans and the related financing rate under our secured warehouse facilities, as well as the price at which a related loan may be sold to a prospective institutional loan purchaser. Our profitability could be adversely affected during any period of unexpected or rapid changes in interest rates, by impacting the value of loans held for sale.

Interest rate risk management attempts to control the effects that interest rate fluctuations have on the sale of our assets and liabilities. Our principal interest rate risk mitigation strategy is to enter into forward sales agreements, under which we agree to sell loans to an institutional loan purchaser with settlement dates that range from 30-90 days in the future. Under a forward sales agreement, we may convey loans that we have already funded (as to which we know the applicable interest rates), loans that we expect to make and fund based on loan applications already received and reviewed by us at the time we enter into the forward sales agreement (as to which we have provided indications of the rates at which we expect to fund), and, to a lesser extent, loans that we expect to make in the future (as to which we will not have indications of ultimate interest rates until we receive and review applications or ultimately make and fund the loans). Forward sales agreements therefore help us to match the interest rates of loans that we have made and expect to make with the yields we expect to receive upon the sale of those loans. For accounting purposes, certain of these forward sales commitments are treated as derivative instruments.

We have not entered into any incremental derivative instruments to manage our exposure to interest rates related to our unfunded loan commitments because our management believes that the period of time between the date on which we issue the loan commitments and the date on which such loans are funded and ultimately sold is sufficiently short to mitigate the interest rate risk. Accordingly, if interest rates rise significantly, or if the spread between the yield on interest-earning assets and the yield on interest-bearing liabilities decreases significantly, over a future time span of less than 30 days, our financial condition and results of operations could be significantly adversely affected.

In addition, we have not entered into any incremental derivative instruments to manage our exposure to interest rates related to our loans because our management believes that the period of time between the date we fund loans and the date that such loans are sold is of a sufficiently short time period to mitigate the interest rate risk.

Inflation

Inflation affects us most significantly in the area of loan originations by affecting interest rates. Interest rates normally increase during periods of high inflation or in periods when the Federal Reserve Bank attempts to prevent inflation, and decrease during periods of low inflation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, or FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” For a guarantee subject to FIN 45, a guarantor is required to:

•	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

•	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirement of FIN 45 is effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on our financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which did not have a material effect on our financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (and Interpretation of ARB No. 51),” or FIN 46. FIN 46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The adoption of FIN 46 did not have a material effect on our financial statement presentation or disclosure.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement No. 133 on Derivative Instruments with Characteristics of both Liabilities and Equity.” This statement amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to Statement No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of Statement No. 149 did not have a material impact on our financial condition, results of operations and cash flows.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of Statement No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this statement did not have a material impact on financial condition, the results of operations, or liquidity. In December 2003, the FASB deferred for an indefinite period the application of the guidance in Statement No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent’s financial statements under Statement No. 150. The deferral is limited to mandatory redeemable noncontrolling interests associated with finite-lived subsidiaries.

On March 9, 2004, the SEC issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments.” This pronouncement summarizes the views of the SEC regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The pronouncement requires registrants to disclose the effect on the financial statements of recognizing loan commitments as derivative instruments, including the methods and assumptions used to estimate fair value of such derivatives. The pronouncement is effective for commitments entered into after March 31, 2004. We currently account for our loan origination commitments as derivatives and record changes in the fair value of the commitments in the statements of earnings. We are currently analyzing the impact of this pronouncement but do not expect it to have a material impact on our financial condition, results of operations or cash flows.

BUSINESS

Overview

We are a nonprime residential mortgage banking company originating mortgage loans in 38 states across the United States. We originate, underwrite and fund mortgage loans secured primarily by single-family residences, then sell those loans on a cash basis to institutional loan purchasers. We primarily originate nonprime loans. Nonprime loans are mortgage loans provided to borrowers who do not satisfy the credit, documentation or other underwriting standards prescribed by conforming mortgage lenders and loan purchasers. We originate loans based upon our assessment of the borrower’s willingness and ability to repay the loan and the adequacy of the collateral. We believe that the nonprime segment of the residential mortgage industry can provide us opportunities to achieve higher risk-adjusted returns than those available in the conforming mortgage loan market. We believe that our experienced management team has developed diverse loan origination channels, disciplined underwriting processes and an effective loan disposition strategy that have contributed to our growth in loan originations and profits. Our loan originations have increased every year since 2000, our first full year of operations, from $308.9 million in 2000 to $1.72 billion in 2003. In addition, our pre-tax income has increased on an annual basis over the same period, from a pre-tax loss of approximately $2.4 million in 2000, to pre-tax income of approximately $19.0 million in 2003.

We primarily originate nonprime loans through our wholesale channel and we market our loan products to a network of approximately 4,000 approved independent brokers. To a lesser extent, we also originate nonprime and prime loans through our retail channel, which is composed of 26 branch offices located in 14 states. In 2003, our wholesale channel originated approximately 85% of our loan originations through approximately 2,600 brokers, and our retail channel originated approximately 15% of our loan originations.

We underwrite each loan that we originate in accordance with our underwriting processes and guidelines. As of the date of this prospectus, we have sold 99.9% and 99.7% of the loans we originated in 2002 and 2003, respectively, which we believe is attributable to the combination of our disciplined underwriting, our risk-based pricing and our institutional loan purchaser relationships.

We seek to underwrite mortgage loans that have weighted average FICO scores and other characteristics that are attractive to our institutional loan purchasers. According to a working paper published by the Office of the Comptroller of the Currency in July 2003, a FICO score of 680 generally qualifies a borrower for consideration for a prime loan. According to the same report, borrowers with FICO scores between 580 and 660 represent the core of the nonprime industry. In 2003, our weighted average FICO score was 638, which falls within the higher portion of the range for nonprime loans. We believe that our average FICO score and the high percentage of our loans that are purchased by institutional loan purchasers demonstrate the quality of the nonprime loans we originate. For additional information concerning the FICO scores of the borrowers for whom we originate loans, see “Business – Loan Products – Loan Originations by Borrower’s FICO Score” on page 57.

We have historically originated a high percentage of our mortgages for home purchases and for debt-consolidations or cash-out refinancings in which borrowers receive additional proceeds to pay off other debt or meet other financial needs. Unlike rate and term refinance loans that are predominantly based on interest rate considerations, home purchase, debt-consolidation and cash-out refinance loans are driven by the borrower’s specific need for funds, which we believe makes the demand for these loans less sensitive to interest rate fluctuations. In 2003, 53% of the loans we originated were used for home purchases and 42% were used for debt-consolidation or cash-out refinancings.

We finance the origination of our loans under three secured warehouse facilities that, as of April 30, 2004, provided us with $316.0 million of permanent credit capacity (and up to $409.0 million pursuant to temporary agreements with the lenders that are scheduled to expire on May 31, 2004). Our strategy is to sell our loans as soon as is practicable, which, in most cases, is before the first payment is due. We sell our loans for cash to a select group of institutional loan purchasers, including Wall Street firms, consumer finance companies, depository banks and other non-Wall Street mortgage banks, in whole loan sales on a servicing-released basis.

We commenced operations in November 1999, when Neal and Jeffrey Henschel, and Sun Mortgage Partners, L.P., a limited partnership affiliated with Sun Capital Partners, Inc., launched our company and purchased its initial assets. Our senior management team has an average of 19 years of experience in the mortgage industry and seven of our top 10 senior managers have been with us since our inception.

Industry

We operate primarily in the nonprime segment of the single-family residential mortgage industry. The single-family residential mortgage market is the largest consumer finance market in the United States. According to the Inside Mortgage Finance 2003 Mortgage Market Statistical Annual, a trade publication, total annual originations of one- to four-family residential mortgage loans were approximately $3.8 trillion in 2003. Generally, the industry is divided by the size of the mortgage loans and credit characteristics of the borrowers. Mortgage loans that conform to the guidelines of a government-sponsored entity, such as Fannie Mae and Freddie Mac, for both size and credit characteristics are referred to as “conforming mortgages.” All other mortgage loans are considered “non-conforming,” either because of the large size of the loans, which are referred to as “jumbo” mortgages, or the credit profiles of the borrowers, which are generally referred to as nonprime or subprime. Data obtained from Inside Mortgage Finance’s 2003 Mortgage Market Statistical Annual indicate that the nonprime segment of the United States residential mortgage industry has grown from approximately $65 billion in 1995 to approximately $213 billion in 2002, representing a compounded annual growth rate of 18.5%. According to the trade publication “Inside B&C Lending,” the nonprime mortgage market was estimated to be $332 billion in 2003. We believe that the growth and stability of the nonprime segment of the residential mortgage industry, as compared to the residential mortgage industry as a whole, is attributable to factors such as:

•	consumers’ desire to consolidate high-cost consumer debt and achieve certain tax benefits available for interest paid on mortgage loans; and

•	borrowers’ specific needs for funds.

We believe that these additional factors, in part, have resulted in more consistent growth for nonprime mortgage originations in comparison to prime mortgage originations over the past seven years. Although a March 2004 Mortgage Bankers Association forecast predicted a 34% decline in overall mortgage originations in 2004, we believe that this decline will be primarily attributable to a drop in conforming loan rate and term refinancings as interest rates rise, and that the unique drivers of the nonprime mortgage segment will cause this segment of the residential mortgage loan market to remain stable. In February 2004, “Inside B&C Lending” reflected that, although the total dollar volume of overall residential mortgage originations was down 45% in the fourth quarter of 2003, the total dollar volume of overall originations of nonprime mortgage loans rose approximately 7% in the same period.

Our Strengths

We believe that several factors have enabled us to increase our loan originations, revenues and profits on a consistent basis:

•	Disciplined Growth Through an Emphasis on High-Quality Loans. We have developed a system of credit evaluation and risk-based pricing that we believe enables us to grow our originations of mortgage loans without sacrificing quality. Our goal is to originate loans that we can sell as quickly as possible and at the best premium we can obtain. In order to accomplish this goal, we focus on originating high-quality nonprime loans that are correctly priced for the risk of the loan, rather than merely growing originations to maximize volume. The weighted average FICO score was 627 for loans we originated in 2001, 635 for loans we originated in 2002 and 638 for loans we originated in 2003. We believe that our focus on making high-quality nonprime loans has contributed to our disciplined growth in loan origination volume, revenues and profits in our last three fiscal years.

•	Experience and Continuity of Management. Our 10-person senior management team has an average of 19 years of experience in the mortgage industry, with an average of approximately 15 years in the nonprime segment. Our co-founder, Chairman of the Board and Chief Executive Officer has worked in the nonprime mortgage industry for 26 years and seven of our top 10 senior managers have been with us since our inception. We believe that our industry experience and continuity of management have been, and will continue to be, key factors in our growth of revenues and profits.

•	Ability to Attract and Retain Highly Trained Account Executives. We have demonstrated our ability to attract and retain talented and highly productive account executives. For example, nine of our top 10 producing account executives in our first full year of operations are still employed by us and, of our 33 top producing account executives in the past three years, only four have left us. We have increased the number of account executives that we have employed every year since inception, from 32 in 1999 to 125 as of April 30, 2004. We believe that our ability to recruit and retain highly productive account executives has been attributable to our reputation for professionalism in the industry, our entrepreneurial culture and our team-oriented environment.

•	Established Relationships with Institutional Loan Purchasers. We have established solid long-term relationships with a select group of institutional loan purchasers. Of our top seven largest institutional loan purchasers in 2003 measured in terms of dollar volume of loans purchased, four have purchased loans from us in each of the last three years. Based on dollar volume of loans purchased and length of relationship, our largest and most consistent institutional loan purchasers include Credit Suisse First Boston, CitiFinancial Mortgage Company and GMAC-RFC (Residential Funding Corporation). In 2003, we established new relationships with several institutional loan purchasers, including Goldman Sachs, Lehman Brothers and The Winter Group. We believe that our strong relationships with our institutional loan purchasers have enabled us to increase our loan sales at consistent premiums.

•	Value-Added Customer Service. We believe one of our key strengths is our ability to provide product knowledge and loan structuring expertise, prompt responses, consistency and flexibility to our broker customers. We use a team-oriented approach, which enables independent brokers to work with the same account executive, processors, underwriters and senior credit officer each time they submit a loan application. We believe this approach allows us to provide quality customer service, product and structuring expertise and consistency throughout the mortgage lending process. We also believe that this value-added service results in repeat business from our independent broker customers and provides us with a competitive advantage.

•	Diversification. We have diversified our loan origination, financing and loan disposition relationships. Our top 10 brokers in 2003 represented in the aggregate 7.4% of our total 2003 loan origination volume and no single broker accounted for more than 1.4%. We originate mortgage loans through our wholesale and retail channels in 38 states. As of April 30, 2004, we funded our loans using three separate secured warehouse facilities. In 2003, we sold our loans to 13 different institutional loan purchasers. We believe that cultivating diverse origination, financing and disposition strategies and sources can give us a competitive advantage over the long term.

Our Business and Growth Strategy

Our primary goal is to maximize our long-term success by increasing our originations of high-quality nonprime mortgage loans, controlling the costs of these originations and generating profits when we sell the loans. Specifically, we intend to:

•

Increase our origination volume by adding productive personnel. A key element of our growth strategy is based on continuing to add mortgage loan originators in our wholesale and retail channels. We have grown our base of wholesale account executives every year since 1999, and expect to continue to add account executives. By increasing the number of account executives, we believe that we can increase the number of our independent brokers through which we originate loans. In addition, we plan to selectively add qualified loan officers to our retail channel in order to increase our retail mortgage loan originations.

•	Expand access to geographic markets. We plan to grow our existing operations centers for our wholesale channel and open new branch offices in our retail channel. We have continued to diversify from our historical base in Florida, opening additional operations centers outside of Chicago, Illinois and in Concord and Anaheim, California, and developing our retail branch network, which now spans 14 states. During 2004, we will significantly expand our Anaheim and Chicago wholesale operations centers to accommodate expected growth in the Midwest and on the West Coast. Also, we intend to grow our retail operations by opening new offices in select markets.

•	Further diversify our financing and disposition sources. We plan to continue diversifying our warehouse funding sources and institutional loan purchasers. We have recently increased the size of an existing facility, thereby increasing the total permanent borrowing capacity under our secured warehouse facilities by $25.0 million to $316.0 million (and up to $409.0 million pursuant to temporary agreements with the lenders that are scheduled to expire on May 31, 2004). We are currently negotiating with potential new lenders to add additional warehouse credit capacity. We plan to continue diversifying our relationships with institutional loan purchasers. During 2003 we established new loan disposition relationships with Goldman Sachs, Lehman Brothers and The Winter Group.

•	Continue to dispose of our loans in whole loan sales to maximize up-front cash earnings. Our strategy is to sell the loans we originate on a bulk-sale or individual whole loan basis as soon as practicable, as opposed to retaining the loans for investment or securitizing them. Our focus will continue to be on originating high-quality nonprime loans that we can sell quickly to generate cash gain on sale.

•	Continue to utilize forward sales commitments to mitigate our exposure to interest rate and price volatility. Our strategy is to utilize forward sale commitments on a significant portion of the loans we originate, with 68% of our total loan originations in 2003 sold under forward commitments. We prefer to enter into 30 to 90 day forward commitments with institutional loan purchasers, based on pre-approved underwriting guidelines, to sell a predetermined volume of loans every month. We believe our forward commitment strategy reduces the volatility of our monthly loan premiums and our exposure to changes in interest rates.

•	Increase investment in new technology to streamline processes and improve efficiency. We plan to increase our investment in new technology to support accelerated and consistent credit decisions, loss mitigation efforts, real-time decisions regarding pricing and operational efficiency and customer satisfaction.

Loan Origination

Overview

We primarily originate nonprime loans. To a very small extent, we also originate prime loans through our retail channel. Of the total number of loans that we originated in 2002 and 2003, excluding outsourced loans, 6.3% and 4.3%, respectively, were prime loans and 93.7% and 95.1%, respectively, were nonprime loans.

We originated a total of $1.13 billion of mortgage loans in 2002 and $1.72 billion of mortgage loans in 2003. We currently operate in 38 states. We maintain operations centers at our Deerfield Beach, Florida headquarters, and in Anaheim, California; Concord, California; Tampa, Florida; and outside of Chicago, Illinois to support both our wholesale and retail origination channels.

In 2003, we originated loans through approximately 2,600 brokers. As of April 30, 2004, we had a network of approximately 4,000 approved independent brokers working with 125 account executives in our wholesale channel. In 2003, no single broker represented more than 1.4% of our total loan origination volume and our top

10 brokers combined represented only 7.4% of our total loan originations. As of April 30, 2004, our retail channel originated mortgages through approximately 163 loan officers working in 26 retail branches in 14 states. The following table summarizes information regarding our total loan originations and the channels of such originations for the periods shown:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2004
	(dollars in thousands)
Aggregate Loan Origination
Total volume(1)	$613,002	$1,133,057	$1,724,667	$630,011
Average principal balance per loan	$110	$107	$120	$135
Weighted average initial CLTV(2)	81.7%	82.2%	86.7%	89.7%
Aggregate Loan Origination by Borrower Purpose
Cash-out refinance, including debt consolidation	56.5%	48.9%	41.6%	34.3%
Purchase	43.5%	48.4%	52.9%	52.3%
Rate and/or term refinance	N/A	2.7%	5.5%	13.4%

Wholesale Loan Origination
Total volume	$520,860	$961,472	$1,461,937	$512,028
Percentage of total originations	84.9%	84.9%	84.8%	84.7%
Average principal balance per wholesale loan	$108	$106	$119	$135
Weighted average initial CLTV(2)	82.6%	82.6%	87.3%	90.9%
Retail Loan Origination
Total volume(1)	$92,141	$171,327	$262,730	$117,982
Percentage of total originations	15.2%	15.1%	15.2%	15.3%
Average principal balance per retail loan	$123	$113	$131	$139
Weighted average initial CLTV(2)	76.6%	79.8%	82.2%	83.1%

(1)	Total volume and percentage calculations include outsourced originations in our retail channel, which were $1,455 in 2001, $33,694 in 2002 and $49,018 in 2003 and $25,417 for the three months ended March 31, 2004. Principal balances and origination by borrower purpose are calculated excluding these outsourced loans, which were not funded by us.
(2)	Combined loan-to-value ratio.

Wholesale Channel

Overview.    Our wholesale channel is composed of our East Coast and West Coast divisions and originates nonprime mortgage loans through a network of independent brokers in 38 states throughout the United States. These independent brokers identify the borrower, prepare the loan package and generally serve as a liaison between the borrower and us during the loan process. Because independent brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our wholesale channel allows us to increase our loan origination volume efficiently.

Team Approach.    Each of our account executives has assigned relationships with independent brokers with whom he or she works on a regular basis. Our account executives serve as mentors and partners to their brokers by assisting them throughout the loan process. We believe that our account executives provide a level of product knowledge and structuring expertise that is valuable to our broker customers and helps us better serve their needs. Independent brokers primarily work with the same loan origination team, which consists of an account executive, one or more processors, one or more underwriters and a senior credit officer, each time they submit a loan package for approval. We believe that this team approach enables us to focus on providing consistent, quality customer service and valuable product and structuring expertise to our broker customers throughout the mortgage lending process.

Loan Package.    Our policy is to accept only full loan packages for underwriting from independent brokers. A full loan package includes all documents necessary to underwrite the loan and consists of the following:

•	a submission form;

•	a uniform residential loan application, which is commonly referred to as a “1003 application;”

•	a credit report;

•	an original or copy of a complete appraisal, or complete income verification, plus one or more additional supporting elements, such as verification of mortgage and/or rent, proof of insurance, or title; and

•	a copy of the executed purchase contract (for loans used to purchase a residence).

Pre-qualification.    Prior to our receipt of a full loan package, our account executives are authorized to provide the broker with a pre-qualification mortgage loan decision. Typically, a broker will provide some basic information about the loan request, including documentation type, loan size, cash requirements and credit profile. The account executive reviews that information and determines the best loan product available to meet the broker’s and the borrower’s needs. The account executive then may provide a pre-qualification to the broker that outlines the loans available and the terms upon which he or she believes we can make a loan. These pre-qualifications are not binding on us.

Loan Approval.    After a loan package is submitted by an independent broker, his or her loan origination team reviews and verifies the loan documentation for regulatory compliance purposes, underwrites the application and, in most cases, conditionally approves or denies the application within 24 to 48 hours of receipt. If approved, a “conditional approval” will be issued to the broker with a list of specific conditions to be met (for example, additional income documentation or credit verifications) and additional documents to be supplied before the funding of the loan. The account executive will work directly with the independent broker to collect the requested information and to meet the underwriting conditions and other requirements. If we cannot approve a loan package as submitted, we either make a counteroffer or decline the loan.

Wholesale Brokers.    New brokers enter our wholesale network from various sources. Our account executives, our participation in local, state, regional and national trade shows, third party referrals and our website are our main sources for attracting new brokers. To become an approved broker, a broker must complete our application and provide the following:

•	business references;

•	current mortgage broker license(s), including branch licenses;

•	resumes of owners/principal broker;

•	a Form W-9;

•	foreign corporate/partnership/limited liability company qualification (for multiple state operations); and

•	an executed mortgage originator agreement.

We carefully review these materials for completeness and accuracy. In addition, we complete a background check on each potential new broker through the Mortgage Asset Research Institute, or MARI, which provides background information from both the public and private sectors. Our broker administration unit screens brokers and employs validation criteria to keep loans from proceeding in our loan origination software for brokers whose licenses have expired, and to prevent loans from funding if the broker has not been approved.

Independent brokers are compensated for their services by receiving fees on the loans that they originate. These fees may be paid by the borrower, by us or by both the borrower and us. If a borrower cannot or does not want to pay the independent broker’s fee directly, the loan can be structured so that the independent broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to us. The increased value of a loan with a higher interest rate enables us to pay all or a portion of the broker’s compensation.

In the ordinary course of our business, we send facsimile advertisements to brokers within our broker network. New rules governing unsolicited facsimiles will take effect on January 1, 2005. These new rules will require us to have written permission from any party to whom we send an unsolicited facsimile advertisement. We have begun the process of obtaining such written permission from the brokers in our broker network, and we do not believe that the new rules will have a material impact on our operations.

Black Label Mortgage Program.    As part of our strategy to diversify our loan origination volumes, we launched our Black Label Mortgage Program in October 2003 to provide jumbo mortgages and other loan products to the clients of selected financial institutions. Because these institutions do not offer nonconforming mortgage products or have a limited range of products to offer to their clients, they prefer to outsource nonconforming mortgage products and services to a third party like us. Our Black Label Mortgage Program provides full documentation and stated income loan products for mortgage loans of up to $5.0 million. In 2003, our Black Label Mortgage Program accounted for less than 2% of our total loan originations.

Retail Channel

To pursue our diversified origination strategy, we started a retail channel in the second quarter of 2000. Historically, 15% or less of our loan originations have been originated through our retail channel. The retail channel originates residential mortgage loans through one of 26 retail offices located in 14 states. The retail channel enables us to leverage our operations and administrative infrastructure and generate additional cash flow from up-front fees, such as origination fees, over and above the revenue we earn from the sale of our loans. Our retail offices are located in the following areas:

East Region	West Region
• Deerfield Beach, Florida	• Phoenix, Arizona
• Ft. Lauderdale, Florida	• Anaheim, California
• Lisle, Illinois	• Concord, California
• Oakbrook, Illinois	• Long Beach, California
• Rolling Meadows, Illinois	• Ontario, California
• Merillville, Indiana	• San Diego, California
• Braintree, Massachusetts	• Sacramento, California
• Minneapolis, Minnesota	• Denver, Colorado
• Ft. Lee, New Jersey	• Las Vegas, Nevada
• Mt. Pocono, Pennsylvania	• Plano, Texas
• Pike County, Pennsylvania	• Spokane, Washington
• Lincoln, Rhode Island	• Bellevue, Washington
• Warwick, Rhode Island

We interact with our borrowers through loan officers in our retail offices and direct-to-the-borrower tools such as telemarketing, referral sources, direct mail, facsimile and the Internet. We acquire the names of potential borrowers for our telemarketing campaigns from a third party vendor who works with us to assure that such names do not currently appear on the national “do not call” registry or any analogous state registry. The introduction of the “do not call” registry has limited our ability to contact potential borrowers. However, because we have many available options to interact directly with borrowers, the “do not call” registry has not had a significant impact on our retail operations, and we do not expect it to have a material impact in the future. Similarly, we do not expect the new rules governing unsolicited facsimiles to have a material impact on our retail operations. As part of our efforts to manage credit risk prudently, all loan underwriting and closing activities occur at our Deerfield Beach, Florida headquarters or our Anaheim, California facility, and all funding is done centrally through our headquarters in Deerfield Beach, Florida. A typical retail branch consists of eight to 12 employees, including a branch manager, loan officers, and loan processors.

Certain of the loans that we originate are determined not to comply with our underwriting guidelines, whether because of insufficient credit scores, higher than permitted loan-to-value ratios or for other reasons. Some of these loans do meet the underwriting requirements of other mortgage lenders with which we are familiar. Where appropriate, we refer these loans to other lenders on an outsourced basis, whereby we originate the loans but other lenders ultimately fund them. We receive a fee, either from the borrower or from the other lender or both, as compensation for outsourcing these loans.

Although we believe that the vast majority of our loan originations will continue to be from our wholesale channel, we intend to grow our retail operations by opening offices in select markets. To identify target markets for potential expansion, we monitor demographic and competitive factors in those markets.

Loan Products

We offer a wide range of nonprime mortgage loan products, including a variety of loan products for first and second mortgages, products for A+ through C credit, up to 100% loan-to-value ratio products, fixed and adjustable rate products, no income-verification products and several niche products for 100% combined loan-to-value ratio and second mortgages. As a nonprime lender, we do not limit our loan products to those requiring full income documentation. Our marketing committee reviews our loan products on a regular basis, with a focus on continually innovating new products to meet market demand and institutional loan purchasers’ preferences.

The key distinguishing features of each loan product are the documentation required, the loan-to-value ratio, the mortgage and consumer credit payment history, the property type and the credit score necessary to qualify for a particular loan product. Nevertheless, each loan product relies upon our analysis of each borrower’s ability and willingness to repay the loan, our assessment of the risk that the borrower will not repay us, the fees and rates we charge, the value of the collateral, the benefit we believe we are providing to the borrower and the loan amount relative to the risk we believe we are taking.

Our loans have payment schedules based upon:

•	an interest rate that is constant over the life of the loan, commonly referred to as “fixed-rate mortgage loans” or FRMs; or

•	an interest rate that is fixed for the initial two or three years and adjusts after the initial fixed period and every six months thereafter, sometimes referred to as “adjustable-rate mortgage loans” or ARMs.

Generally, the payments on our fixed-rate loans are calculated to fully repay the loans in 15 or 30 years, or, in the case of “balloon” loans, the payments are based on a 30-year repayment schedule, but all unpaid principal is due in a larger “balloon” payment at the end of 15 years. The payments on our adjustable-rate loans are calculated to fully repay the loans in 30 years, and the payment amounts are adjusted whenever the interest rates are adjusted. Our ARMs with a two-year initial fixed-rate period are commonly referred to as 2/28s and our ARMs with a three-year initial fixed-rate period are commonly referred to as 3/27s.

The interest rate adjustments on our adjustable-rate mortgage loans are determined by adding a “margin” to an “index” rate, subject to certain adjustment limitations. The “margin” is a percentage established at origination of a loan, and the “index” for our ARMs is the six-month LIBOR, and is determined as of a specified time prior to the interest adjustment date. It is common during the initial fixed-rate period of an ARM to allow the borrower to pay a rate lower than the margin plus the index at loan origination. Over time, the rate may adjust upward such that, eventually, the interest rate will equal the index plus the entire margin. Such adjustments are generally limited to no more than 3.0% at the first adjustment date and 1.5% thereafter, and the interest rates may not be adjusted above or below a maximum and minimum amount specified in the loan documents. The goal is to acclimate the borrower to the repayment obligation, yet be able to achieve the fully indexed interest rate over time.

Our mortgage loans are made for the purpose of enabling our borrowers to purchase new homes, refinance existing mortgage loans, consolidate debt and/or obtain cash for whatever purposes the borrowers desire. Our single-family residence loans are secured by one- to four-unit primary residences, one-unit second homes, or one- to four-unit investment properties, and eligible property types are deemed to include single-family detached homes, semi-detached homes, row or townhomes, individual condominiums, individual units in planned unit developments and leasehold estates. The mortgaged properties may be owner-occupied, second or vacation homes or non-owner-occupied investment properties.

A substantial portion of our loans include prepayment penalties. In 2003, 87.1% of the loans we originated contained such penalties. Borrowers who agree to prepayment penalties generally receive lower interest rates and/or lower loan fees on their mortgage loans. Borrowers always retain the right to refinance their loans, but may have to pay a charge of up to six-months interest on 80% of the outstanding principal balance or 5% of the outstanding principal balance of the loan.

The following tables provide historical information concerning our loan originations by product type, FICO score, lien position, type of collateral and credit grade. In calculating the percentages in the following tables, we excluded loans outsourced by our retail channel, which were not funded by us.

Loan Originations by Product Type

The following table sets forth information about our loan originations based upon product type (adjustable-rate mortgage loans and fixed-rate mortgage loans).

	Year Ended December 31,			Three Months Ended March 31,
Product Type	2001	2002	2003	2004
Adjustable-Rate Mortgage Loans
2/28	26.8%	11.1%	16.5%	26.5%
3/27	23.8	43.6	47.3	46.4
Other(1)	—	1.8	1.7	2.7

Total adjustable-rate mortgage loans	50.6	56.5	65.5	75.6
Fixed-Rate Mortgage Loans
Fifteen-year	3.3	2.2	1.7	1.1
Thirty-year	33.5	31.3	26.6	19.4
Balloon	10.1	8.1	4.6	2.8
Other(2)	2.5	1.9	1.6	1.1

Total fixed-rate mortgage loans	49.4	43.5	34.5	24.4

Total	100.0%	100.0%	100.0%	100.0%

(1)	Includes loans for which the term is unavailable.
(2)	Includes loans with terms such as 10 or 20 years.

Loan Originations by Borrower’s FICO Score

The following table sets forth information about our loan originations based upon borrowers’ FICO scores obtained from one or more of the three principal credit bureaus:

	Year Ended December 31,			Three Months Ended March 31,
FICO Score	2001	2002	2003	2004
Greater than 800	0.1%	0.2%	0.2%	0.3%
751 to 800	1.7	3.5	3.6	2.6
701 to 750	6.4	8.7	10.2	11.0
651 to 700	17.7	24.4	25.2	26.1
601 to 650	30.2	39.1	38.0	35.2
551 to 600	19.5	16.4	14.4	15.2
501 to 550	7.1	7.6	8.3	9.6
Less than 501	0.1	0.1	0.1	0.0
FICO score information not available	17.2	0.0	0.0	0.0

Total	100.0%	100.0%	100.0%	100.0%

Loan Originations by Lien Position

The following table sets forth information about our loan originations based upon lien position:

	Year Ended December 31,			Three Months Ended March 31,
Lien Position	2001	2002	2003	2004
First lien	94.3%	91.1%	91.3%	91.1%
Second lien	5.7	8.9	8.7	8.9

Total	100.0%	100.0%	100.0%	100.0%

Loan Originations by Collateral Type

The following table sets forth information about our loan originations based upon collateral type:

	Year Ended December 31,			Three Months Ended March 31,
Type of Collateral	2001	2002	2003	2004
Single-family residence	86.0%	87.4%	81.3%	75.0%
Unit/two- to four-family residence	7.2	4.7	4.5	4.4
Planned urban development/condominium	6.8	7.9	14.2	20.6

Total	100.0%	100.0%	100.0%	100.0%

Loan Originations by Credit Grade

The following table sets forth information about our loan originations by credit grade.

	Year Ended December 31,		Three Months Ended March 31,
A+ Credit Loans	2002	2003	2004
Percentage of total originations	10.7%	11.7%	18.0%
Combined weighted loan-to-value ratio	81.3	91.1	94.3
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	7.2	6.4	6.5
Weighted average interest rate — second liens	11.6	10.7	10.5
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	7.3	6.8	6.5
Weighted average interest rate — 3/27	7.2	6.8	6.3
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	5.0	6.6	6.3
Weighted average interest rate — 3/27	4.8	6.5	6.0

	Year Ended December 31,		Three Months Ended March 31,
A Credit Loans	2002	2003	2004
Percentage of total originations	29.0%	38.9%	40.0%
Combined weighted loan-to-value ratio	84.1	90.3	93.2
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	7.7	7.1	7.0
Weighted average interest rate — second liens	11.6	11.3	11.1
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	7.9	7.4	7.1
Weighted average interest rate — 3/27	7.8	7.2	6.8
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	6.1	7.1	6.9
Weighted average interest rate — 3/27	6.0	7.0	6.6

	Year Ended December 31,		Three Months Ended March 31,
A- Credit Loans	2002	2003	2004
Percentage of total originations	22.0%	17.5%	11.8%
Combined weighted loan-to-value ratio	84.0	88.8	91.8
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	8.3	7.6	7.5
Weighted average interest rate — second liens	12.3	12.3	11.8
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	8.4	7.6	7.5
Weighted average interest rate — 3/27	8.1	7.5	7.5
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	6.6	7.4	7.2
Weighted average interest rate — 3/27	6.8	7.3	7.2

	Year Ended December 31,		Three Months Ended March 31,
B+ Credit Loans	2002	2003	2004
Percentage of total originations	11.1%	8.2%	5.6%
Combined weighted loan-to-value ratio	83.4	85.8	90.6
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	8.7	7.8	7.6
Weighted average interest rate — second liens	14.2	13.3	12.0
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	8.5	8.0	7.6
Weighted average interest rate — 3/27	8.3	7.8	7.5
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	6.2	7.7	7.3
Weighted average interest rate — 3/27	7.0	7.6	7.3

	Year Ended December 31,		Three Months Ended March 31,
B Credit Loans	2002	2003	2004
Percentage of total originations	7.9%	6.1%	4.8%
Combined weighted loan-to-value ratio	80.0	79.7	80.8
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	9.0	8.0	7.7
Weighted average interest rate — second liens	12.6	11.7	12.0
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	8.9	8.2	8.1
Weighted average interest rate — 3/27	9.3	8.5	8.1
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	6.9	8.0	7.8
Weighted average interest rate — 3/27	7.9	8.2	7.8

	Year Ended December 31,		Three Months Ended March 31,
B- Credit Loans	2002	2003	2004
Percentage of total originations	0.3%	0.2%	0.6%
Combined weighted loan-to-value ratio	86.3	78.8	83.3
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	10.0	7.8	8.1
Weighted average interest rate — second liens	—	13.0	—
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	9.6	8.1	7.9
Weighted average interest rate — 3/27	11.3	8.5	—
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	8.3	7.8	7.7
Weighted average interest rate — 3/27	9.9	8.3	—

	Year Ended December 31,		Three Months Ended March 31,
C+ Credit Loans	2002	2003	2004
Percentage of total originations	5.6%	4.0%	4.2%
Combined weighted loan-to-value ratio	77.0	76.7	78.9
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	9.2	8.3	7.7
Weighted average interest rate — second liens	—	—	—
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	9.4	8.5	8.1
Weighted average interest rate — 3/27	9.4	8.7	8.3
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	8.1	8.2	7.9
Weighted average interest rate — 3/27	8.2	8.4	8.1

	Year Ended December 31,		Three Months Ended March 31,
C Credit Loans	2002	2003	2004
Percentage of total originations	6.3%	7.5%	7.9%
Combined weighted loan-to-value ratio	74.4	76.8	76.5
Fixed-rate mortgage loan interest rates
Weighted average interest rate — first liens	9.8	9.1	8.2
Weighted average interest rate — second liens	—	—	—
Adjustable-rate mortgage loan initial fixed interest rates
Weighted average interest rate — 2/28	9.5	8.9	8.3
Weighted average interest rate — 3/27	9.8	9.0	8.5
Adjustable-rate mortgage loan margins over index
Weighted average interest rate — 2/28	7.8	8.6	8.0
Weighted average interest rate — 3/27	8.4	8.7	8.3

	Year Ended December 31,		Three Months Ended March 31,
Other Loans as a Percentage of Total Loan Originations	2002	2003	2004
C- Credit Loans	0.3%	0.3%	0.4%
Conforming/Prime	6.8	4.3	2.7
Black Label	N/A	1.3	4.0

Underwriting

Each mortgage loan that we originate is underwritten by us prior to closing the loan in accordance with our underwriting processes and guidelines. Based on our review of the loan package as compared to our underwriting guidelines, we determine the interest rate, maximum loan-to-value ratio and loan terms and conditions necessary to produce loans that are appropriately priced and sized and meet our quality standards.

Our underwriting philosophy is to analyze the overall situation of the borrower and to take into account compensating factors that may be used to offset certain areas of weakness, including employment stability, number of years at residence and disposable income. We perform a detailed review of the entire loan package to help us structure and price our mortgage loans. On average, it takes us 27 days from the day we first receive the loan application until we fund the loan.

Because we typically sell our loans before the first payment is due, we generally are able to achieve a profit from the sale of a loan within two months after we fund that loan.

Our Underwriting Guidelines

Our underwriting guidelines are designed to help us evaluate a borrower’s credit history, his or her capacity, willingness and ability to repay the loan and the value and adequacy of the collateral. Our underwriting guidelines are established by a group composed of our chief credit officers, our senior credit officers and our President and Chief Operating Officer. We also invite other credit officers and sales and operational managers to make contributions to these policies. The members of this group meet regularly to review proposed changes to our underwriting guidelines.

Our Underwriting Personnel

All of our underwriting is performed by our internal underwriting personnel, who are a part of our loan origination teams. We do not delegate underwriting authority to any broker or third-party. Our underwriters review and underwrite each loan package and then either grant a conditional approval on the terms requested, provide a counteroffer approval on the best terms we are willing to offer the borrower, or deny the application. Once a loan is conditionally approved, our processors process the loan in accordance with the terms and conditions of the conditional approval. Before closing, each conditionally approved loan is reviewed a second time by an underwriter to determine that the conditions specified in the conditional approval have all been met or waived.

A senior credit officer, whom we believe has the additional experience and leadership qualities necessary to make high-level credit decisions, oversees each loan origination team. The senior credit officer is responsible for managing the underwriters and processors on his or her team, as well as managing the loan pipeline and other customer service requirements. Our senior credit officers report directly to an operations manager in their region. Additionally, they report to the assistant chief credit officer in their region for issues such as guideline changes, industry trends or other feedback relating to the loan origination process. Our 15 senior credit officers each have a minimum of eight years of industry experience. Our five chief credit officers each have over 13 years individually and a combined 94 years of industry experience.

Loan Application and Documentation

Each borrower must complete a mortgage loan application that includes information with respect to the applicant’s liabilities, income, credit history, employment history and other personal information. We also require independent documentation as part of our underwriting process. At least one credit report on each applicant from an independent, nationally recognized credit reporting company is required, and we also require an appraisal, a title commitment, and other income-verification materials. The credit report contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions or judgments. Derogatory credit items are disregarded if they are included in the overall credit score. All serious derogatory credit items, such as bankruptcies or foreclosures, must be satisfactorily addressed by the applicant.

Appraisals

Appraisals are performed by licensed, third-party, fee-based appraisers who are hired by the borrower or broker and include, among other things, an inspection of the exterior and interior of the subject property. Appraisals are also required to address neighborhood conditions, site and zoning status and the condition and value of improvements. We do not require our borrowers to use any particular appraiser; however, we maintain a list of appraisers whose appraisals we will not accept. An appraisal may not be more than 120 days old on the day the loan is funded.

We require our underwriters to review all third-party appraisals against an appraisal checklist of qualitative standards, such as square footage, zoning status, comparable property information and improvements. If our underwriters are not satisfied with the accuracy of the third-party appraisal, they will request that a senior credit officer review the appraisal. In addition, we employ in-house state-certified appraisers who review each third-party appraisal that our underwriters are not able to approve because of a failure to meet our qualitative standards. Our staff appraisers may require a field review of the property, review additional comparable properties or order a complete second appraisal to verify the accuracy of the original appraisal. In addition to utilizing automated appraisal tools, our staff appraisers may work with independent, third-party appraisers to ensure that the appraisals meet our qualitative standards.

Verification of Income

Our underwriting guidelines require us to verify a borrower’s income. We have two levels of income documentation requirements, which we refer to as our “full documentation” and “stated income documentation” programs. Under each of these programs, we review the loan applicant’s source of income, calculate the amount of income from sources indicated on the loan application or similar documentation and calculate debt-to-income ratios to determine the applicant’s ability to repay the loan. Under the full documentation program, applicants are required to submit income verification for the previous two calendar years as well as year-to-date information. Under the stated income documentation program, we evaluate applicants based upon income as stated in the mortgage loan application. Under both programs, we generally verify by telephone employment and/or proof of business existence and income, and self-employed applicants may be required to submit a business license. Verification of the source of funds, if any, required to be paid by the applicant at closing is generally required under both documentation programs in the form of a standard verification of deposit, two months’ consecutive bank statements or other acceptable documentation. We verify twelve months’ mortgage payment or rental history with the related lender or landlord.

Credit Classifications

A critical function of our underwriting process is to identify the level of credit risk associated with each applicant for a mortgage loan. We have established seven principal grades, from “A” to “C”, with respect to the credit profile of potential borrowers. We have an eighth, generally inactive credit grade, called “C-”.

We use two sets of guidelines to assign credit grades to potential borrowers: the Score More Loan Program and the Premier Score Program. Upon receipt of the loan application and supporting information, we assess the information provided and then determine the credit grade for the applicant under each loan program. The Score More Loan Program is based on traditional underwriting techniques, including an analysis of a borrower’s financial position, credit history and payment history. The Premier Score Program is based primarily on FICO scores but also takes into consideration other traditional credit information in determining the interest rate and maximum loan-to-value ratio for the loan. Our West Coast division markets the Premier Score Program, with some minor variations, as the Loan Grade Program. The Score More Loan Program requires an applicant to submit more comprehensive supporting documentation than is required under the Premier Score Program. As a result, an applicant with a credit grade of, for example “ B+”, under the Score More Loan Program would be entitled to a more favorable interest rate for a specific loan product or a higher loan-to-value ratio than would an applicant with a credit grade of “B+” under the Premier Score Program for the same loan product.

The following charts summarize our lending guidelines for first and second mortgages for the Score More Loan Program and the Premier Score Program:

Score More Full Documentation(1)(2)

Credit Grade	Maximum Mortgage Delinquencies Last 12 Months	Property Type	Owner-Occupied		Non-Owner-Occupied
			Minimum FICO Score	Maximum LTV Purchase and Refinance(3)	Minimum FICO Score	Maximum LTV Purchase And Refinance
A	None	Single-family residence	600	100%	600	90%
		Condominium	600	100	600	90
		Townhome	600	100	600	90
		Duplex	650	100	620	80
		3-4 family unit	620	90	620	80

A-	One 30-day	Single-family residence	600	100	620	80
		Condominium	600	100	620	80
		Townhome	600	100	620	80
		Duplex	680	95	620	80
		3-4 family unit	620	85	620	80

B	Three 30-day	Single-family residence	620	95	620	80
		Condominium	600	90	620	80
		Townhome	600	90	620	80
		Duplex	600	90	620	80
		3-4 family unit	620	85	620	80

B-	One 60-day	Single-family residence	560	90	N/A	N/A
		Condominium	540	80	N/A	N/A
		Townhome	540	80	N/A	N/A
		Duplex	540	80	N/A	N/A

C	One 90-day	Single-family residence	525	85	N/A	N/A
		Condominium	540	80	N/A	N/A
		Townhome	540	80	N/A	N/A
		Duplex	540	80	N/A	N/A

(1)	To qualify for a loan under the Score More Full Documentation Program, any foreclosures experienced by the applicant must have occurred no less than three years prior.

(2)	The maximum allowable debt-to-income ratio under the Score More Full Documentation Program is 55%. We calculate the debt-to-income ratio based upon a prospective borrower’s income and debt on an annualized basis. In determining a prospective borrower’s amount of debt, we take into account all debt owed by that particular borrower, including the impact of the potential mortgage payments.
(3)	If the applicant has a history of bankruptcy, the maximum loan-to-value ratio is reduced as follows:
•	If the bankruptcy was discharged at least three years prior, the maximum loan-to-value ratio is unaffected.
•	If the bankruptcy was discharged at least two years prior but less than three years prior, the maximum loan-to-value ratio is 95%.
•	If the bankruptcy was discharged less than two years prior, the maximum loan-to-value ratio is 90%.

Score More No Income Verification and Limited Documentation(1)(2)

Credit Grade	Maximum Mortgage Delinquencies Last 12 Months	Property Type	Owner-Occupied		Non-Owner-Occupied
			Minimum FICO Score	Maximum LTV Purchase and Refinance(3)	Minimum FICO Score	Maximum LTV Purchase and Refinance
A	None	Single-family residence	650	100%	560	90%
		Condominium	680	90	560	85
		Townhome	680	90	560	85
		Duplex	680	90		N/A

A-	One 30-day	Single-family residence	650	90	580	90
		Condominium	650	85	580	85
		Townhome	650	85	580	85
		Duplex	650	85	N/A	N/A

B	Three 30-day	Single-family residence	620	85	580	90
		Condominium	620	80	580	85
		Townhome	620	80	580	80
		Duplex	620	80	N/A	N/A

B-	One 60-day	Single-family residence	560	75	560	75
		Condominium	560	75	560	70
		Townhome	560	75	560	70
		Duplex	560	75	N/A	N/A

(1)	To qualify for a loan under the Score More No Income Verification and Limited Documentation Program, any foreclosures experienced by the applicant must have occurred no less than three years prior.
(2)	The maximum allowable debt-to-income ratio under the Score More No Income Verification and Limited Documentation Program is 55%. We calculate the debt-to-income ratio based upon a prospective borrower’s income and debt on an annualized basis. In determining a prospective borrower’s amount of debt, we take into account all debt owed by that particular borrower, including the impact of the potential mortgage payments.
(3)	If the applicant has a history of bankruptcy, the maximum loan-to-value ratio is reduced as follows:
•	If the bankruptcy was discharged at least three years prior, the maximum loan-to-value ratio is 100%.
•	If the bankruptcy was discharged at least two years prior but less then three years prior, the maximum loan-to-value ratio is 95%.
•	If the bankruptcy was discharged less than two years prior, the maximum loan-to-value ratio is 90%.

Premier Score Full Documentation(1)

Credit Grade	FICO Score	Property Type	Owner-Occupied Purchase and Refinance		Non-Owner-Occupied Purchase and Refinance
			Maximum CLTV Combo	Maximum LTV One Loan(2)	Maximum LTV Combo	Maximum LTV One Loan(2)
A	660+	Single-family residence	100%	95%	N/A	85%
		Condominium	100	95	N/A	85
		Townhome	100	95	N/A	85
		2-4 family units	100	95	N/A	80

A-	620-659	Single-family residence	100	95	N/A	85
		Condominium	100	95	N/A	85
		Townhome	100	95	N/A	85
		2-4 family units	95	95	N/A	80

B+	600-619	Single-family residence	100	95	N/A	85
		Condominium	100	95	N/A	85
		Townhome	100	95	N/A	85
		2-4 family units	N/A	95	N/A	80

B	575-599	Single-family residence	N/A	90	N/A	80
		Condominium	N/A	90	N/A	80
		Townhome	N/A	90	N/A	80
		2-4 family units	N/A	90	N/A	80

B-	550-574	Single-family residence	N/A	90	N/A	75
		Condominium	N/A	85	N/A	75
		Townhome	N/A	85	N/A	75
		2-4 family units	N/A	80	N/A	75

C+	525-549	Single-family residence	N/A	85	N/A	70
		Condominium	N/A	85	N/A	70
		Townhome	N/A	85	N/A	70
		2-4 family units	N/A	75	N/A	70

C	500-525	Single-family residence	N/A	80	N/A	N/A
		Condominium	N/A	80	N/A	N/A
		Townhome	N/A	80	N/A	N/A
		2-4 family units	N/A	75	N/A	N/A

(1)	The maximum allowable debt-to-income ratio under the Premier Score Full Documentation Program is 55%. We calculate the debt-to-income ratio based upon a prospective borrower’s income and debt on an annualized basis. In determining a prospective borrower’s amount of debt, we take into account all debt owed by that particular borrower, including the impact of the potential mortgage payments.
(2)	If the applicant has a bankruptcy history, the maximum loan-to-value ratio is reduced as follows:
•	If the bankruptcy was discharged at least two years prior, the maximum loan-to-value ratio is unaffected.
•	If the bankruptcy was discharged at least one year prior but less than two years prior, the maximum loan-to-value ratio is 90%.
•	If the bankruptcy was discharged less than one year prior, the maximum loan-to-value ratio is 90% except that if the applicant’s FICO score is 575 or less the maximum loan-to-value ratio is 85% and if the applicant’s FICO score is 525 or less, the maximum loan-to-value ratio is 80%.

Premier Score No Income Verification(1)

Credit Grade	FICO Score	Property Type	Owner-Occupied Purchase and Refinance		Non-Owner-Occupied Purchase and Refinance
			Maximum CLTV Combo	Maximum LTV One Loan(2)	Maximum LTV Combo	Maximum LTV One Loan(2)
A	660+	Single-family residence	100%	90%	N/A	75%
		Condominium	100	90	N/A	75
		Townhome	100	90	N/A	75
		2-4 family units	100	90	N/A	75

A–	620-659	Single-family residence	100	90	N/A	75
		Condominium	100	90	N/A	75
		Townhome	100	90	N/A	75
		2-4 family units	100	90	N/A	75

B+	600-619	Single-family residence	N/A	85	N/A	75
		Condominium	N/A	85	N/A	75
		Townhome	N/A	85	N/A	75
		2-4 family units	N/A	85	N/A	75

B	575-599	Single-family residence	N/A	85	N/A	75
		Condominium	N/A	85	N/A	75
		Townhome	N/A	85	N/A	75
		2-4 family units	N/A	85	N/A	75

B–	550-574	Single-family residence	N/A	75	N/A	70
		Condominium	N/A	75	N/A	70
		Townhome	N/A	75	N/A	70
		2-4 family units	N/A	75	N/A	70

C+	525-549	Single-family residence	N/A	70	N/A	N/A
		Condominium	N/A	70	N/A	N/A
		Townhome	N/A	70	N/A	N/A
		2-4 family units	N/A	70	N/A	N/A

C	500-525	Single-family residence	N/A	N/A	N/A	N/A
		Condominium	N/A	N/A	N/A	N/A
		Townhome	N/A	N/A	N/A	N/A
		2-4 family units	N/A	N/A	N/A	N/A

(1)	The maximum allowable debt-to-income ratio under the Premier Score No Income Verification Program is 50%. We calculate the debt-to-income ratio based upon a prospective borrower’s income and debt on an annualized basis. In determining a prospective borrower’s amount of debt, we take into account all debt owed by that particular borrower, including the impact of the potential mortgage payments.
(2)	If the applicant has a bankruptcy history, the maximum loan-to-value ratio is reduced as follows:
•	If the bankruptcy was discharged at least two years prior, the maximum loan-to-value ratio is unaffected.
•	If the bankruptcy was discharged at least one year prior but less than two years prior, the maximum loan-to-value ratio is 90%.
•	If the bankruptcy was discharged less than one year prior, the maximum loan-to-value ratio is 90%, except that if the applicant’s FICO score is 575 or less, the maximum loan-to-value ratio is 85% and if the applicant’s FICO score is 525 or less, the maximum loan-to-value ratio is 80%.

Exceptions and Upgrades to Our Underwriting Guidelines

We may make exceptions and upgrades to our underwriting guidelines on a case-by-case basis where compensating factors exist. For example, we may determine that an applicant warrants one of the following upgrades or exceptions:

•	a risk category upgrade;

•	a debt-to-income ratio exception;

•	a pricing exception;

•	a loan-to-value ratio exception; or

•	an exception from certain requirements of a particular risk category.

An exception or upgrade may be allowed if the application reflects certain compensating factors, including:

•	a low loan-to-value ratio;

•	a maximum of one 30-day late payment on all mortgage loans during the last 12 months;

•	stable employment;

•	ownership of the current residence for five or more years; or

•	above average physical condition of the property securing the loan.

An exception or upgrade may also be allowed if the applicant places a down payment through escrow of at least 20% of the purchase price of the mortgaged property or if the new loan reduces the applicant’s monthly aggregate mortgage payment by 25% or more. Accordingly, certain applicants may qualify in a more favorable risk category than would apply in the absence of such compensating factors. All exceptions and upgrades are subject to the approval of a senior credit officer or one of our chief credit officers.

Quality Control

We review our loans for compliance with applicable legal requirements and our underwriting guidelines. Our legal review staff consists of nine auditors and one supervisor, and our credit review staff consists of six credit analysts and one supervisor. Each loan we fund is reviewed for the accuracy of the income documentation, completeness of loan application information and appraisal conformity. Additionally, all loans are reviewed to ensure that prudent underwriting procedures have been followed and sound underwriting judgments have been made. Executed loan packages are reviewed upon return from the closing agent for accuracy and completeness. All loans are subjected to specific post-funding loan tests, including high-cost tests, to verify that our originations comply with any applicable laws or regulatory requirements. Any significant findings are reported to supervisors and also to members of our senior management team. Any corrective measures that are required are promptly initiated.

If fraud is suspected or there has been a default in payments, the loan is subject to further investigation, including re-verification of income and employment and re-appraisal to confirm the value of the collateral. Any significant findings are reported to our senior management team, and corrective actions are taken, including, if circumstances warrant, the termination of the broker relationship.

Financing of Loans

We use various secured warehouse facilities to finance the loans we originate, as well as to fund our operations. As of April 30, 2004, these facilities provided us with $316.0 million of permanent credit capacity (and up to $409.0 million pursuant to temporary agreements with the lenders that are scheduled to expire on May 31, 2004). All of our secured warehouse facilities are 100% committed lines, which means that our lenders are obligated to provide financing to us up to the total facility amount, subject to our meeting various financial and other covenants. We repay the related borrowings under our secured warehouse facilities upon the sale of the pledged loans. Interest on the secured warehouse facilities is payable monthly. We are currently in negotiations to increase the amount of availability and extend the terms under our existing secured warehouse facilities and to secure one or more additional secured warehouse facilities with a new lender or lenders. If obtained, we expect that the new and amended facilities would increase our aggregate warehouse borrowing capacity by $200.0 million to $250.0 million. We cannot assure that these new or amended facilities will be entered into, or if entered into will be on terms equivalent to those of our existing facilities or favorable to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” on page 44.

Sale of Loans

We generate revenue primarily through the sale of the loans we originate. In 2003, 73.3% of our total revenues resulted from the cash gain on sale we recorded for the loans that we sold. We originate each loan with the intention of promptly selling it on a bulk or individual whole loan basis as soon as practicable. In a whole loan sale, we sell all right, title and interest in and to a pool of loans or an individual loan in exchange for cash in an amount equal to the full market value of the loan or loans. We generally aggregate loans for sale in a pool of loans in amounts between $3 million and $50 million. To mitigate interest rate and credit risks, we attempt to sell our loans before the first payment is due from the borrower.

We sell our loans for cash to institutional loan purchasers, including Wall Street firms, consumer finance companies, depository banks and other non-Wall Street mortgage banks. We earn a cash premium upon sales of loans, which is paid at the time of the sale. The premium is equal to the full market value of the loan less the net book value. The amount of the premium is dependent upon, among other things, the weighted average coupon, the weighted average loan-to-value ratio and the weighted average FICO score of the aggregate loans sold. Loans may be priced either individually or on the composition of a pool of loans. A loan pool typically contains a broad variety of our loan products. We seek to maximize our profitability on each loan pool sold by blending our loan products into a package that maximizes the premium on such loan pool.

Our strategy has been to sell the majority of our loans pursuant to forward commitments under which we agree to sell, and a purchaser agrees to buy, a specified volume of loans which meet specified characteristics. Forward commitments allow us to lock in a known premium for a portion of our loan originations that we will sell in future months. We believe that this has the effect of reducing the volatility of our monthly loan premiums. In 2003, 68% of our total loan originations were sold under forward commitments. We prefer to enter into 30 to 90 day forward commitments with our institutional loan purchasers to purchase a predetermined volume of loans every month. Our underwriting guidelines have been approved by our institutional loan purchasers in advance of entering into forward commitment and delivery arrangements. The terms of these forward commitments are based on past loan pool characteristics, which are then modified to reflect current loan pipeline trends. Pool characteristics include the weighted average coupon, weighted average FICO, weighted average loan-to-value ratio, percentage of prepayment coverage, as well as loan characteristics such as property types and occupancy levels. Once the risk-based par-pricing matrix and benchmark price are established by the institutional loan purchaser, we price our loan products to achieve a targeted premium. We believe that this strategy allows us to reduce monthly fluctuations in our average premiums.

Our loan sales are made on a non-recourse, servicing-released basis. We make customary representations and warranties to our institutional loan purchasers about our company and about the loans we are selling. We are subject to two general contingent sales liabilities that are common in our industry. First, in the event of an early payment default by the borrower, the institutional loan purchaser has the option of requiring us to repurchase or substitute the loan. Second, if a loan is paid off within one year of purchase, the institutional loan purchaser can require us to refund all or a portion of the premium paid in connection with the purchase. The amount payable decreases over the course of the year and is offset by any prepayment penalty owed by a borrower.

The following table shows our top institutional loan purchasers for the periods indicated and their purchases in each period:

	Year Ended December 31,				Three Months Ended March 31,
	2002		2003		2004
	(dollars in millions)
CitiFinancial Mortgage Company	$92	8.6%	$161	10.4%	$18	3.1%
Countrywide Home Loans, Inc.	72	6.7	95	6.2	5	0.9
Credit Suisse First Boston	772	72.2	748	48.4	116	19.9
GMAC-RFC (Residential Funding Corporation)	60	5.6	70	4.5	19	3.2
Goldman Sachs	—	—	102	6.6	220	38.1
Lehman Brothers	—	—	132	8.5	113	19.5
Washington Mutual Bank	27	2.5	28	1.8	6	1.0
The Winter Group	—	—	119	7.7	79	13.6

In 2002 and 2003, we sold to a total of 16 different institutional loan purchasers. We continuously review the available disposition strategies for each pool of loans we originate. We consider the market demand for our loans, our liquidity needs, our long-term profit objectives and our need to maintain good relationships with a diverse group of institutional loan purchasers.

In 2001, we created a set of underwriting guidelines that facilitated sales of our loans to Credit Suisse First Boston. As a result, we sold 72.0% and 48.4% of our loans to them in 2002 and 2003, respectively. As we have recently been able to create larger loan pools and the demand for our nonprime mortgage loans has increased, we have been able to sell to a more diverse group of institutional loan purchasers, including Goldman Sachs, Lehman Brothers and The Winter Group. Accordingly, in the period between January 1, 2004 and April 30, 2004, the percentage of the total loans we originated that were sold to Credit Suisse First Boston declined to 19.9%.

Servicing

We contract with a third-party vendor to provide sub-servicing for substantially all of the loans originated by our wholesale and retail channels during the interim period between origination and sale of those loans on a servicing-released basis. We internally service less than 5% of all loans originated. Internally-serviced loans are serviced at our Deerfield Beach, Florida headquarters and are composed of loans originated by our Black Label Mortgage Program, prime loans originated by our retail channel, repurchased loans and loans remaining from our inventory prior to the inception of our third-party sub-servicing contract. We intend to continue to use third-party vendors to sub-service all other loans we originate, and we have no current plans to expand our servicing capabilities.

Competition

We face intense competition in the businesses of originating and selling mortgage loans. Our competitors in mortgage origination include consumer finance companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and insurance finance companies. Many traditional mortgage lenders also offer products similar to those we offer to our borrowers. Fannie Mae and Freddie Mac are also adapting their programs to include non-conforming products and have begun to expand their operations into the nonprime market. We also expect increased competition over the Internet. Many of these competitors, including large financial corporations taking advantage of consolidation opportunities in the industry, are substantially larger and have more capital, or have greater access to capital at lower costs than our cost of capital, and may have greater technical and marketing resources than we have. Efficiencies in the asset-backed securities market have generally created a desire for increasingly large transactions, giving companies with greater volumes of originations a competitive advantage.

We face competitive pressures in a variety of areas when making loans, including:

•	interest rate and loan cost;

•	convenience in obtaining a loan;

•	flexibility of underwriting requirements for a loan;

•	customer service;

•	amount and term of a loan; and

•	marketing and distribution channels.

We believe we compete for origination business primarily based upon the variety of loan products and quality of the service we provide to independent brokers. We strive to provide coherent loan applications, personal contact, structuring expertise and a broad variety of loan products for our broker customers, and we endeavor to make it easier for them to do business with us than with our competitors.

Competitive pressures may force us to lower the interest rate or relax our underwriting guidelines on certain loans, which may result in receiving a lower premium for those loans. Additionally, due to our focus on compliance with our underwriting standards and appropriate risk-based loan pricing, we may be unable or unwilling to originate certain loans with comparable terms to those offered by our competitors.

In addition to competition in the market for loan originations, we also face competition in connection with the sale of our loans. We compete with other originators that may originate higher quality or more desirable loans or that have the ability to produce loan pools for sale to institutional loan purchasers that are of a size or have characteristics that are more desirable than our loan pools. Competition among originators in connection with the sale of loans could reduce the premiums at which we can sell our loans. We address competition for sales to institutional loan purchasers by:

•	maintaining strong relationships with our existing base of institutional loan purchasers including, among others, Credit Suisse First Boston, Goldman Sachs, Lehman Brothers, CitiFinancial Mortgage Company, GMAC-RFC (Residential Funding Corporation), Washington Mutual Bank and The Winter Group;

•	producing loan pools composed of a desirable blend of loan products; and

•	delivering high-quality nonprime loans that are correctly priced for the risk of each loan.

Regulation

The mortgage lending industry is highly regulated. Our business is regulated by federal, state and local government authorities and is subject to federal, state and local laws, rules and regulations, as well as judicial and administrative decisions, that impose requirements and restrictions on our business. At the federal level, these laws and regulations include:

•	the Equal Credit Opportunity Act and Regulation B;

•	the Federal Truth in Lending Act and Regulation Z;

•	the Home Ownership and Equity Protection Act;

•	the Real Estate Settlement Procedures Act and Regulation X;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act and Regulation C;

•	the Fair Housing Act;

•	the Telephone Consumer Protection Act;

•	the Telemarketing Consumer Fraud and Abuse Act;

•	the Gramm-Leach-Bliley Act; and

•	the United States Patriot Act.

These laws, rules and regulations, among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers; and

•	in some cases, impose assignee liability on the entities that purchase our mortgage loans.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from our institutional loan purchasers;

•	individual and class action lawsuits; and

•	administrative enforcement actions.

We actively analyze and monitor the laws, rules and regulations that apply to our business, as well as the changes to such laws, rules and regulations. We seek to maximize the extent to which we can program the laws, rules and regulations into our technology tools, thereby substantially reducing human error as a source of non-compliance. In February of 2004, we began using ComplianceAuditor™, an Internet-based application offered by the ComplianceEase division of LogicEase Solutions Inc., to audit the compliance of a portion of the loans that we originate against applicable federal, state and local laws and regulations, as well as institution-specific compliance policies. We also distribute user-friendly summaries of relevant laws, rules and regulations to all appropriate personnel, and, as a matter of policy, we encourage responsibility for compliance throughout our organization, including our loan origination teams.

Our compliance with laws, rules and regulations is reviewed, not only by our own loan review employees and in-house legal experts, but by the warehouse lenders that finance our loans, the institutional loan purchasers that purchase our loans and the governmental agencies that regulate us. Because of the broad geographic scope of our operations, we are continuously in one stage or another of an audit by one or more governmental agencies, and we do not believe that such audits have ever resulted in findings of material violations or the imposition of significant penalties.

New Areas of Regulation

Regulatory and legal requirements are subject to change, making our compliance more difficult or expensive, or otherwise restricting our ability to conduct our business as it is now conducted. In particular, federal, state and local governments have become more active in the consumer protection area in recent years. For example, the federal Gramm-Leach-Bliley financial reform legislation imposes additional privacy obligations on us with respect to our applicants and borrowers. The Fair and Accurate Credit Transactions Act of 2003, enacted in December 2003 will require us to provide additional disclosures when we disapprove a loan application. Additional requirements will apply to our use of consumer reports and our furnishing of information to the consumer reporting agencies. Additionally, Congress and the Department of Housing and Urban

Development have discussed an intent to reform the Real Estate Settlement Procedures Act. Several states are also considering adopting privacy legislation. Moreover, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices.

Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the FTC, the Department of Justice, the Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by companies in the nonprime lending industry, sometimes referred to as “predatory” lending practices. Sanctions have been imposed by various agencies for practices such as charging excessive fees, imposing higher interest rates than the credit risk of some borrowers warrant, failing to adequately disclose the material terms of loans to borrowers and abrasive servicing and collections practices. The Office of the Comptroller of the Currency, regulator of national banks, recently issued a final regulation which prescribed an explicit anti-predatory lending standard which prohibits a national bank from making a loan based predominately on the foreclosure value of the borrower’s home, rather than the borrower’s repayment ability, including current and expected income, current obligations, employment status and relevant financial resources.

The federal Home Ownership and Equity Protection Act, known as HOEPA, identifies a category of mortgage loans and subjects such loans to restrictions not applicable to other mortgage loans. Loans subject to HOEPA consist of loans on which certain points and fees on the annual percentage rate, known as the APR exceed specified levels. Liability for violations of applicable law with regard to loans subject to this act would extend not only to us, but to our institutional loan purchasers, as well. We generally do not make loans that are subject to HOEPA, because our institutional loan purchasers and/or our secured warehouse lenders do not want to purchase or finance such loans. On October 1, 2002, the APR and points and fees thresholds for determining loans subject to HOEPA were lowered, thereby expanding the scope of loans subject to the act. We anticipate that we will continue to avoid making loans subject to HOEPA, and the lowering of the thresholds beyond which loans become subject to the act may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. If we decide to relax our restrictions on loans subject to HOEPA because our institutional loan purchasers and/or our warehouse lenders relax their restrictions, we will be subject to greater risks for actual or perceived non-compliance with HOEPA and other applicable laws, including demands for indemnification or loan repurchases from our warehouse lenders and institutional loan purchasers, class action lawsuits and administrative enforcement actions.

Laws, rules and regulations have been adopted, or are under consideration, at the state and local levels that are similar to HOEPA in that they impose certain restrictions on loans on which certain points and fees or the APR exceeds specified thresholds. The restrictions include prohibitions on steering borrowers into loans with high interest rates and away from more affordable products, selling unnecessary insurance to borrowers, flipping or repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans. Compliance with some of these restrictions requires lenders to make subjective judgments, such as whether a loan will provide a “net tangible benefit” to the borrower. These restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for nonprime loans, making it difficult to fund or sell any of our loans. If we decide to further relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including:

•	demands for indemnification or loan repurchases from our warehouse lenders and institutional loan purchasers;

•	class action lawsuits;

•	increased defenses to foreclosure of individual loans in default;

•	individual claims for significant monetary damages; and

•	administrative enforcement actions.

If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

A substantial portion of our mortgage loans are originated through independent brokers. Independent brokers provide valuable services in the loan origination process and are compensated for their services by receiving fees on loans. Brokers may be paid by the borrower, the lender or both. If a borrower cannot or does not want to pay the independent broker’s fees directly, the loan can be structured so that the independent broker’s fees are paid from the proceeds of the loan, or the loan can provide for a higher interest rate or higher fees to the lender. The increased value of a loan with a higher interest rate enables the lender to pay all or a portion of the broker’s compensation. This form of compensation is often referred to as a “yield spread premium.” Regardless of its label or method of calculation, the payment is intended to compensate the broker for the services actually performed and the facilities actually provided. Competitive forces currently demand that we pay independent brokers yield spread premiums on many of the loans we originate.

The federal Real Estate Settlement Procedures Act prohibits the payment of fees for the mere referral of real estate settlement service business. This law does permit the payment of reasonable value for services actually performed and facilities actually provided unrelated to the referral. On September 18, 2002, the Eleventh Circuit Court of Appeals issued a decision in Heimmermann v. First Union Mortgage Corp., which reversed the court’s earlier decision in Culpepper v. Irwin Mortgage Corp., in which the court found the yield spread premium payments received by a mortgage broker to be unlawful per se under that act. The Department of Housing and Urban Development had responded to the Culpepper decision by issuing a policy statement (2001-1) taking the position that lender payments to mortgage brokers, including yield spread premiums, are not per se illegal. The Heimmermann decision eliminated a conflict that had arisen between the Eleventh Circuit and the Eighth and Ninth Circuit Courts of Appeals, with the result that all federal circuit courts which have considered the issue have aligned with the Department of Housing and Urban Development policy statement and found that yield spread premiums are not prohibited per se. If other circuit courts that have not yet reviewed this issue disagree with the Heimmermann decision, there could be a substantial increase in litigation regarding lender payments to brokers and in the potential costs of defending these types of claims and in paying any judgments that might result.

Licensing

We conduct our mortgage finance activities through our subsidiaries, principally First NLC Financial Services, LLC. As of the date of this prospectus, First NLC Financial Services, LLC is either licensed, registered or exempt from the licensing or registration obligation by the relevant governmental agency in 40 states to make first- and/or subordinate-lien residential mortgage loans. To a limited extent, First NLC Financial Services, LLC services its loans. In those states where servicing of residential mortgage loans raises a licensing obligation, First NLC Financial Services, LLC’s license, registration or exemption from licensing or registration provides it with the authority to service such residential mortgage loans. First NLC Financial Services, LLC is also approved by the Federal Housing Administration, or FHA, of the Department of Housing and Urban Development as a Title I and Title II mortgagee, authorizing it to make certain FHA-insured loans, and by the Department of Veterans Affairs, or VA, as a lender with automatic authority, authorizing it to make VA-guaranteed loans. In two states in which First NLC Financial Services, LLC is authorized to make residential mortgage loans generally, a subsidiary of First NLC Financial Services, LLC holds a license to make certain specific types of subordinate-lien residential mortgage loans.

Our reorganization and this offering will require us to provide certain notifications to, and/or receive certain approvals from, the licensing authorities of certain states and the FHA and VA. In a limited number of states, this approval process will require First NLC Financial Services, LLC to re-apply for its license. We have begun the process of providing the various notifications and filings for the various approvals or applying for the new licenses with the applicable regulators, and expect that these approvals and licenses will be received prior to the completion of this offering. In the future, First NLC Financial Services, LLC and/or our other subsidiaries may become licensed in the remaining 10 states and the District of Columbia. Alternatively, we may consider procuring a federal depository charter or acquiring an institution with such a charter to take advantage of the federal preemption authority that exists for such federal depository institutions and their operating subsidiaries, and reduce the volume of state and local laws and regulations with which licensed lenders must comply. If we proceed with this strategy and obtain licenses in the remaining jurisdictions, we would become subject to the mortgage finance laws of those jurisdictions, or if we succeed in obtaining a federal depository institutions charter or affiliating with a federally chartered depository institution in a manner that would provide federal preemption authority, we would become subject to the lending regulations of the federal agency chartering and supervising the federal depository institution.

Employees

As of April 30, 2004, we had 839 employees, of whom 383 were operations staff, 347 were sales staff and 109 were administrative staff. We believe that our relations with our employees are good.

Legal Proceedings

From time to time, we are involved in legal proceedings, claims and disputes which arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, claims and disputes based on the information available to us, we do not believe that the ultimate resolution of any of the legal proceedings, disputes or claims to which we are currently subject will, either individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition.

Properties

Our headquarters are located in Deerfield Beach, Florida, where we lease 47,752 square feet of office space. The lease for our headquarters expires on September 30, 2006, and we have the option to renew our lease for one term of either two or three years upon 180 days’ prior written notice. We use our headquarters for executive office space, and also for sales and marketing, processing and underwriting, finance, customer service and administration. As of April 30, 2004, we also lease office space for our wholesale and retail operations in the following locations:

•	Arizona
•	Florida
•	California
•	Colorado
•	Indiana
•	Illinois
•	Massachusetts
•	Michigan
•	Minnesota
•	Nevada
•	New Jersey
•	Pennsylvania
•	Rhode Island
•	Texas
•	Washington

As of April 30, 2004, these facilities had an annual aggregate base rent of approximately $3.7 million and ranged in size from 80 to 47,752 square feet with lease terms typically ranging from one to five years. As of April 30, 2004, annual base rents for these offices ranged from approximately $3,600 to approximately $853,458. In general, the terms of these leases vary as to duration and rent escalation provisions. The leases expire between May 31, 2004 and December 31, 2011 and provide for rent escalations dependent upon either increases in the lessors’ operating expenses or fluctuations in the consumer price index in the relevant geographical area.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth information concerning our senior management team, consisting of our directors, executive officers and key employees as of April 30, 2004.

Name	Age	Position
Executive Officers and Directors:
Neal S. Henschel	72	Chairman of the Board, Chief Executive Officer and Director
Jeffrey M. Henschel	38	President, Chief Operating Officer and Secretary and Director
Thomas J. Czochanski	43	Chief Financial Officer and Vice President
Marc J. Leder	42	Director
Noah Gottdiener	47	Person Named to Become A Director
C. Daryl Hollis	60	Person Named to Become A Director
George R. Rea	66	Person Named to Become A Director
Patrick J. Sullivan	49	Person Named to Become A Director
Key Employees:
Charles D. Brigman	57	Executive Vice President, Eastern Division
Timothy D. Larin	40	Executive Vice President, Western Division
Lesley S. Hackett	44	Senior Vice President and Chief Credit Officer
Karen J. Loney	49	Senior Vice President, National Operations
Pamela M. Michel	51	Vice President, Human Resources
Scott I. Taylor	42	Vice President and General Counsel
Michael H. Wilson	42	Vice President and Chief Information Officer

Neal S. Henschel, Chairman of the Board, Chief Executive Officer and Director.    Mr. Henschel is a co-founder of our company and has served as our Chairman of the Board and Chief Executive Officer and a director since our inception. In 1987, Mr. Henschel founded National Lending Center, Inc., a nonprime mortgage banking company, where he served as its President and Chief Executive Officer until he co-founded our company in November 1999. Mr. Henschel is the father of Jeffrey M. Henschel, our President, Chief Operating Officer and Secretary.

Jeffrey M. Henschel, President, Chief Operating Officer, Secretary and Director.    Mr. Henschel is a co-founder of our company and has served as our President, Chief Operating Officer and Secretary and a director since our inception. From 1994 until he co-founded our company, Mr. Henschel worked for National Lending Center, Inc., a nonprime mortgage banking company, where he ultimately became Executive Vice President and Chief Operating Officer. Mr. Henschel is the son of our Chairman of the Board and Chief Executive Officer, Neal S. Henschel.

Thomas J. Czochanski, Chief Financial Officer and Vice President.    Mr. Czochanski has served as our Chief Financial Officer and Vice President since July 2003 and has over 20 years of experience in the mortgage industry. Prior to joining us, Mr. Czochanski was Vice President-Finance, Treasurer, and Controller at Ocwen Financial Corp. from 1998 until 2002, where he was responsible for Global Corporate Treasury, financing arrangements and investments. Mr Czochanski has held various positions in several Wall Street investment banks, most recently as the Vice President Financial-Risk Control at HSBC Markets/HSBC Bank from 1994 to 1998, and as the Vice President-Specialized Mortgage Products for Daiwa Securities America, Inc. from 1991 until 1993.

Marc J. Leder, Director.    Mr. Leder has been a director since our inception. He is currently a managing director of Sun Capital Partners, Inc., a private investment firm, a position he has held since May 1995. Mr. Leder is a director of Northland Cranberries, Inc., LOUD Technologies, Inc., One Price Clothing Stores, Inc., SAN Holdings, Inc., Catalina Lighting, Inc. and a number of private companies.

Noah Gottdiener.    Mr. Gottdiener will serve as a director upon or shortly after consummation of the offering. Mr. Gottdiener served as the Managing Partner of Stone Ridge Partners LLC, a mergers and acquisitions advisory firm, since he founded the firm in January 2001. In March 2004, Stone Ridge Partners LLC acquired Duff & Phelps, LLC, a leading specialty investment banking and financial advisory firm, and merged into Duff & Phelps, LLC. Mr. Gottdiener was named Chief Executive Officer of Duff & Phelps, LLC in connection with the acquisition. Prior to founding Stone Ridge Partners LLC, Mr. Gottdiener served as the head of the eCommerce & Consumer Group at Thomas Weisel Partners, a merchant bank, from July 1999 to December 2000. Prior to that, Mr. Gottdiener served as the head of the Retailing & Consumer Investment banking group at Furman Selz LLC, an investment banking firm, from April 1994 to March 1999.

C. Daryl Hollis.    Mr. Hollis will serve as a director upon or shortly after consummation of the offering. Mr. Hollis has been an independent business consultant since September 1998. Prior to that, from May 1996 to August 1998, Mr. Hollis served as the Executive Vice President and Chief Financial Officer of The Panda Project, Inc., a developer, manufacturer and marketer of proprietary semiconductor packaging and interconnect devices. Mr. Hollis is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Medical Staffing Network Holdings, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc.

George R. Rea.    Mr. Rea will serve as a director upon or shortly after consummation of the offering. Mr. Rea has held various senior management positions in several high technology companies, retiring as Executive Vice President of Conner Peripherals, Inc., a designer and manufacturer of computer storage products, in 1994. Since retiring, Mr. Rea has been an independent business consultant. Mr. Rea is a director of Catalina Lighting, Inc., Loud Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc.

Patrick J. Sullivan.    Mr. Sullivan will serve as a director upon or shortly after consummation of the offering. Mr. Sullivan has been a retired business executive since 1999. From 1993 to 1999, Mr. Sullivan served as Vice President of Merchandising for the Components and Peripherals Division of Digital Equipment Corporation, a computer company. Mr. Sullivan is a director of Catalina Lighting Inc. and Northland Cranberries, Inc.

Charles D. Brigman, Executive Vice President, Eastern Division.    Mr. Brigman has served as our Executive Vice President, Eastern Division since our inception. From 1995 until joining us in November 1999, Mr. Brigman held the position of Executive Vice President with National Lending Center, Inc. Prior to that, from 1993 to 1995, Mr. Brigman served as an Assistant Vice President/Branch Manager at Countrywide Funding Corporation, a mortgage banking company, where he was responsible for loan production and funding for the Florida west coast market. Mr. Brigman also held the position of Senior Vice President at Ford Consumer Finance Company from 1992 to 1993, where he was responsible for production of nonconforming loans, and at Citicorp and Citibank from 1976 to 1992, where he was responsible for consumer banking, conforming and nonconforming loan production, as well as operations and servicing in Arizona, Colorado and Florida.

Timothy D. Larin, Executive Vice President, Western Division.    Mr. Larin has served as our Executive Vice President, Western Division since the formation of that division in January 2001. Prior to January 2001, Mr. Larin was the co-founder and Vice President of On Call Mortgage, a division of First Security Bank where he managed prime and nonprime wholesale loan origination from 1996 to 2000.

Lesley S. Hackett, Senior Vice President and Chief Credit Officer.    Ms. Hackett has served as our Senior Vice President and Chief Credit Officer since our inception. From 1990 until joining us in November 1999, Ms. Hackett served as the Senior Vice President with National Lending Center, Inc. Prior to that, Ms. Hackett served as a Vice President at Aberdeen Mortgage Corporation from 1987 to 1990 and as a Supervisor, Industry Accounting at Federal Home Loan Mortgage Corporation from 1985 to 1986.

Karen J. Loney, Senior Vice President, National Operations.    Ms. Loney has served as our Senior Vice President, National Operations since November 1, 2002. Prior to that, Ms. Loney served as our Vice President, Division Operations Manager beginning in January 2001. From our inception until January 2001, Ms. Loney was a Regional Operations Manager. Prior to November 1999, Ms. Loney served in various capacities, including as a Senior Mortgage Coordinator, for National Lending Center, Inc.

Pamela M. Michel, Vice President, Human Resources.    Ms. Michel has served as our Vice President, Human Resources since our inception. Prior to July 2003, when our chief financial officer joined us, Ms. Michel also served as a Vice President of Finance. From 1998 until November 1999, Ms. Michel served as the Vice President of Finance and the Vice President of Human Resources for National Lending Center, Inc. From 1995 until 1998, Ms. Michel served as the Controller and Director of Human Resources of National Lending Center, Inc. From 1989 to 1995, Ms. Michel served as the Corporate Controller for Sunburst Farms, Inc.

Scott I. Taylor, Vice President and General Counsel. Mr. Taylor has served as our Vice President and General Counsel since our inception. From 1996 to November 1999, Mr. Taylor served as the Vice President and Chief Compliance Officer of National Lending Center, Inc. Prior thereto, Mr. Taylor served as an Assistant Vice President and Deputy General Counsel for United Companies Financial Corporation.

Michael H. Wilson, Vice President and Chief Information Officer.    Mr. Wilson joined us as our Vice President and Chief Information Officer in April 2003. Prior to joining us, Mr. Wilson served as Vice President and Chief Information Officer at Option One Mortgage from 2001 to 2003. From 1999 to 2001, Mr. Wilson held the position of Vice President and Chief Information Officer for IPC Communication Services.

Board of Directors

Our board of directors currently consists of three individuals. We expect to expand our board, before or shortly after the closing of this offering, to consist of seven individuals. Our board of directors is elected annually. Effective upon this offering, our board will be divided into three classes of directors serving staggered three-year terms. Class I directors will serve for a term ending upon the annual meeting of stockholders held in 2005, Class II directors will serve for a term ending upon the annual meeting of stockholders held in 2006 and Class III directors will serve for a term ending upon the annual meeting of stockholders held in 2007. At each succeeding annual meeting of stockholders beginning with the annual meeting of stockholders held in 2005, successors to the class of directors whose term expires at such annual meeting shall be elected for a three-year term.

Committees of our Board of Directors

Our board of directors will have an audit committee, a compensation committee and a corporate governance and nominating committee. Our board of directors may from time to time establish other committees.

Audit Committee.    Our audit committee will be composed of Messrs. Hollis, Gottdiener and Sullivan, each of whom will be an independent director as defined under the Nasdaq listing standards and applicable securities laws. Mr. Hollis will be a “financial expert” within the definition of that term under the regulations under the Securities Act. We intend to comply with current and future requirements of the Nasdaq National Market and the SEC rules and regulations pertaining to audit committees, to the extent that they become applicable to us.

The primary responsibilities of the audit committee will be to:

•	oversee management’s conduct of our financial reporting process and systems of internal accounting and financial control;

•	select the independent public accountants to conduct the annual audit of our books and records;

•	review the proposed scope of the audit;

•	approve the audit fees to be paid;

•	monitor the independence and oversee the performance of our outside auditor;

•	provide an avenue of communication among the outside auditor, management and our board of directors; and

•	make reports and recommendations to our board and our stockholders as necessary under the rules of the SEC or as otherwise within the scope of its functions.

Compensation Committee.    Our board of directors will have a compensation committee that consists of Messrs. Gottdiener, Rea and Sullivan, each of whom will be an independent director as defined under the Nasdaq listing standards. The compensation committee will approve, administer and interpret our compensation and benefit policies, and will provide a general review of our compensation plans to ensure that they meet corporate objectives. The compensation committee will be responsible for establishing our chief executive officer’s compensation and recommending to the board or establishing compensation for our other executive officers.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will be composed of Messrs. Hollis, Rea and Gottdiener, each of whom will be an independent director as defined under the Nasdaq listing standards. Our corporate governance and nominating committee will be responsible for, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board and stockholders with respect to candidates for election to the board of directors; and

•	overseeing compliance by our employees with our code of conduct and ethics.

Compensation Committee Interlocks and Insider Participation.

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

We expect that each of our non-employee directors will receive cash compensation of $25,000 per year for their services as directors, with the chairman of our audit committee to receive additional compensation of $12,500 per year for serving in that capacity. Non-employee directors will have the opportunity under our 2004 equity compensation plan to receive their compensation in the form of shares of our common stock, instead of cash, if they choose to do so. Except for reimbursement for reasonable travel expenses relating to attendance at board and committee meetings, employee directors are not compensated for their services as directors.

Executive Compensation

The following table sets forth, for the year ended December 31, 2003, all compensation earned for services rendered to us in all capacities by our Chief Executive Officer and each of our other top two executive officers whose salary and bonus exceeded $100,000 in 2003. These three officers are referred to as the “named executive officers” in this prospectus. No individual who would otherwise have been includable in such table has resigned or otherwise terminated his employment during 2003. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus earned by each of the named executive officers in 2003. In addition, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary ($)	Bonus ($)	All Other Compensation (1) ($)
Neal S. Henschel Chairman of the Board and Chief Executive Officer	$500,000	$190,000	$25,339

Jeffrey M. Henschel President, Chief Operating Officer and Secretary	400,000	190,000	28,289

Thomas J. Czochanski(2) Chief Financial Officer and Vice President	72,692	—	—

(1)	All other compensation includes automobile allowances and premiums for medical, dental, long-term disability, life, and cancer insurance policies. Term life insurance premiums for Neal S. Henschel were $35. Term life insurance premiums for Jeffrey M. Henschel were $40.
(2)	Reflects compensation from the beginning of Mr. Czochanski’s employment with us in July 2003. Mr. Czochanski’s annual salary is $150,000.

Employment Agreements

On November 11, 1999, NLC Financial Services, LLC entered into an employment agreement with Jeffrey M. Henschel, who serves as our President, Chief Operating Officer and Secretary. The agreement has an initial five-year term, and provides for an annual base salary and benefits. The agreement includes a non-solicitation provision and a non-competition provision in favor of us for a period following the expiration of Mr. Henschel’s employment with us, and provides for a severance payment in the event that Mr. Henschel’s employment is terminated without cause. We expect to enter into a new employment agreement with Jeffrey M. Henschel, and an employment agreement with Neal S. Henschel, prior to this offering.

2004 Equity Compensation Plan

Introduction.    We expect our 2004 equity compensation plan, which we refer to as our 2004 Plan, to be adopted by our board and approved by our stockholders prior to this offering. The purpose of the 2004 Plan is to provide our designated employees, key advisors and non-employee directors with the opportunity to receive grants of incentive stock options, nonqualified stock options, stock appreciation rights, stock awards, stock units, dividend equivalents and other stock-based grants. We believe that the 2004 Plan will encourage the recipients of these grants to contribute materially to the growth of our company, thereby benefiting our stockholders.

Shares Reserved.     A maximum of 1,129,000 shares of our common stock will be authorized for issuance under the 2004 Plan. The maximum number of shares of common stock for which any individual may receive grants in any calendar year is 100,000 shares. Underlying shares of our common stock that relate to expired, terminated or forfeited grants will again be available for grant under the 2004 Plan. Shares of our common stock that are surrendered to pay for the exercise of an option will again be available for grant under the 2004 Plan. Any shares of our common stock that are subject to a grant that is paid in cash will again be available for grant under the 2004 Plan.

Administration.    The 2004 Plan will be administered by the compensation committee of our board. This committee will determine which individuals are eligible to receive grants under the 2004 Plan, the timing of when such grants are to be made and the material terms of the grants. These material terms will include the number of shares of common stock subject to each grant, the vesting schedule to be in effect for each grant, the maximum term for which any granted option or stock appreciation right is to remain outstanding, the type and duration of restrictions that will apply to stock awards, stock units or other stock-based awards, whether grants will automatically vest in the event of a change of control, the objective criteria that will apply to performance-based grants and any other terms identified by the committee.

Eligibility for Participation.    Grants may be made to any of our employees, non-employee members of our board of directors and key advisors who perform services for us.

Specific Terms of Options.    The compensation committee may grant options to anyone eligible to participate in the 2004 Plan. The exercise price for options granted under the 2004 Plan will be determined by the committee and may be less than, equal to or greater than the fair market value of our stock on the date of the option grant, except that the exercise price for incentive stock options may not be less than the fair market value of our stock on the date of the option grant. Subject to the compensation committee’s approval and procedures established by the compensation committee, grantees may pay the exercise price of options in cash, by delivering shares of our common stock owned by the grantee and having a fair market value on the date of exercise equal to the exercise price of the option, by payment through a broker or by such other method as the compensation committee may approve. The term of each option shall not exceed 10 years. The compensation committee may accelerate the exercisability of any or all outstanding options at any time for any reason. The compensation committee may provide in a grant instrument that a grantee may exercise all or part of an option before the option otherwise becomes exercisable and may receive restricted shares of our common stock. In that event, we will have the right to repurchase the shares if the grantee’s employment terminates before the end of the restriction period.

When a grantee terminates employment, the grantee, or the grantee’s decedents in the event of a grantee’s death, will have 90 days to exercise any outstanding options that are vested (one year if the grantee’s employment terminates because of disability or death). Any options that are not exercised during this period will be forfeited. Any outstanding options held by a grantee who is terminated for cause will be forfeited immediately upon such termination.

Specific Terms of Formula Option Grant Program for Non-Employee Directors.    In our sole discretion, our board may establish an automatic option grant program for non-employee directors. Under any such program, each individual who is, or first becomes, a non-employee director of our board of directors at any time on or after the effective date of this offering will automatically receive a nonqualified stock option grant for a set number of shares of our common stock. In addition, on the date of each annual stockholders meeting held after the completion of this offering, each non-employee director who continues to serve as a non-employee director will automatically be granted a nonqualified stock option to purchase a set number of shares of our common stock.

Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date. The term of the options and the vesting schedule, if any, will be set by our board.

Specific Terms of Stock Appreciation Rights.    The compensation committee may grant stock appreciation rights, or SARs, to anyone eligible to participate in the 2004 Plan. SARs may be granted in connection with, or independently of, any option granted under the 2004 Plan. Upon exercise of a SAR, the grantee will receive an amount equal to the excess of the fair market value of our common stock on the date of exercise over the base amount set forth in the grant instrument. The payment of this amount to the grantee will be in cash, in shares of our common stock or a combination of cash and shares of common stock, as determined by the compensation committee.

Repricing of Options or SARs.    The compensation committee will have the authority to cancel outstanding options or SARs in return for:

•	the grant of new options or SARs for the same or a different number of shares with an exercise or base price per share equal to the fair market value of our common stock on the new grant date; or

•	cash or shares of our common stock (whether vested or unvested) equal in value to the value of the canceled options or SARs. Alternatively, the compensation committee may simply reduce the exercise or base price of one or more outstanding options or SARs to the then current fair market value of our common stock.

Specific Terms of Stock Awards.    The compensation committee may grant awards of shares of our common stock to anyone eligible to participate in the 2004 Plan. The compensation committee may require that grantees pay consideration for the restricted shares and may establish conditions under which restrictions on the shares will lapse over a period of time or according to other restrictions imposed by the compensation committee. Unless the compensation committee determines otherwise, during the restriction period, the grantee will have the right to vote the shares of our common stock and to receive any dividends or other distributions paid on such shares, subject to any restrictions imposed by the compensation committee. Our non-employee directors may elect to receive a stock award under the 2004 Plan in lieu of cash compensation that would otherwise be paid for service as a member of our board. Any such election and the resulting award would be subject to the terms imposed by the compensation committee, but will not be subject to restrictions requiring future service as a member of the board.

Specific Terms of Stock Units and Other Stock-Based Awards.    The compensation committee may make grants of stock units or other stock-based awards to anyone eligible to participate in the 2004 Plan. Stock units may be payable in cash or in shares of our common stock. The compensation committee may establish conditions under which restrictions on the grants will lapse over a period of time or according to other restrictions imposed by the compensation committee. The measure of a stock unit will be equal to the fair market value of a share of our common stock.

Specific Terms of Dividend Equivalents.    The compensation committee may grant dividend equivalents in connection with grants under the 2004 Plan. Dividend equivalents may be paid to grantees currently or may be deferred at the discretion of the compensation committee. Dividend equivalents may be accrued as a cash obligation, or may be converted to stock units, at the discretion of the compensation committee. Dividend equivalents may be paid in cash or shares of our common stock, or a combination of the two, at the discretion of the compensation committee.

Section 162(m) and Performance-Based Compensation.    Under Section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and its next four most highly compensated executive officers. Until the annual meeting of our stockholders in 2008, or until the 2004 Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of Section 162(m). To the extent necessary for awards granted after the expiration of such grace period to be exempt, the plan may be amended to comply with the exemption conditions and resubmitted for approval by our stockholders.

Deferrals.    The compensation committee may allow grantees to defer the receipt of cash or shares of our common stock that would otherwise be payable under the 2004 Plan.

Change of Control.    In the event of a change of control, as defined below, unless our board determines otherwise, all outstanding options and SARs shall be assumed and replaced by the acquiring company with comparable options or rights and other outstanding stock grants shall be converted into equivalent grants of the acquiring company’s stock. In addition, upon a change of control, our board of directors may:

•	determine that all outstanding options and SARs shall accelerate and become fully vested and exercisable;

•	determine that restrictions on stock awards shall lapse in whole or in part;

•	require that grantees surrender their outstanding options or SARs in exchange for payment, in cash or stock, of an amount equal to the amount by which the fair market value of the shares of common stock subject to the option exceeds the exercise price;

•	determine that grantees holding stock units or other stock-based awards will receive a payment in settlement of the stock units or other stock-based awards; and

•	after giving grantees an opportunity to exercise their outstanding options, terminate unexercised options or SARs.

If a grantee is terminated without cause within the one-year period following a change of control, any outstanding grants that were assumed or replaced by the acquiror shall be, as applicable, fully vested and exercisable, free from restrictions or paid to the grantee in full.

A “change of control” is defined as the following events:

•	any person becomes a beneficial owner, directly or indirectly, of stock representing more than 50% of the voting power of the then-outstanding shares of our stock;

•	a reorganization, merger, consolidation or recapitalization with another corporation where our stockholders immediately before the transaction will not beneficially own, immediately after the transaction, shares entitling the stockholders to more than 50% of the voting power of the then-outstanding shares of our stock;

•	a liquidation or dissolution or a sale or other disposition of all or substantially all of our assets; and

•	incumbent board members cease to constitute at least a majority of the board (excluding changes in board membership that are approved by the incumbent board).

Transferability.    Grants are generally not transferable by the grantee, except in the event of a grantee’s death. However, the compensation committee may permit grantees to transfer nonqualified stock options in connection with a domestic relations court proceeding.

Amendment and Termination of the 2004 Plan.    Our board of directors may amend or terminate the 2004 Plan at any time. However, stockholder approval is required for any change that is required to be approved by the stockholders under Section 162(m) or Section 422 of the Internal Revenue Code or by an applicable stock exchange. The 2004 Plan will terminate 10 years after its effective date, unless our board of directors terminates the 2004 Plan earlier or extends it with approval of our stockholders.

Adjustment Provisions.    Upon a merger, spin-off, stock split or other transaction identified in the 2004 Plan, the compensation committee may appropriately adjust:

•	the maximum number and kind of shares available for grants under the 2004 Plan and to any individual;

•	the number and kind of shares covered by outstanding grants; and

•	the exercise price per share or the applicable market value of grants.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2004 and after giving effect to this offering, with respect to:

•	each person or group known to us who beneficially owns five percent or more of the outstanding shares of our common stock;

•	each director, person named to become a director and named executive officer; and

•	our executive officers, members of our board of directors and persons named to become directors as a group.

Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned. Except as indicated in the footnotes to the table, the business address of each person named in the table below is 700 West Hillsboro Boulevard, Building 1, Deerfield Beach, Florida 33441. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or will be exercisable within 60 days of the date of this prospectus are deemed outstanding for the purpose of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

	Shares Owned Beneficially Prior to this Offering		Shares Owned Beneficially After this Offering
Name	Number	Percent	Number	Percent
Neal S. Henschel	885,332	20.0	885,332	11.8
Jeffrey M. Henschel	885,332	20.0	885,332	11.8
Thomas J. Czochanski	—	—	—	—
Marc J. Leder(1)	2,434,664	55.0	2,434,664	32.3
Noah Gottdiener(2)	—	—	—	—
C. Daryl Hollis(2)	—	—	—	—
George R. Rea(2)	—	—	—	—
Patrick J. Sullivan(2)	—	—	—	—
Sun Mortgage Partners, L.P.(3)	2,434,664	55.0	2,434,664	32.3
All executive officers, directors and persons named to become directors, as a group (8 persons)	4,205,328	95.0	4,205,328	55.9

(1)	Consists of 2,434,664 shares that may be deemed to be owned beneficially, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by Mr. Leder, Sun Mortgage Partners, L.P. and Sun Mortgage Advisors, Inc. (which is the general partner of Sun Mortgage Partners, L.P.). Mr. Leder owns 50% of the outstanding equity of Sun Mortgage Advisors, Inc. and as a result has shared voting and investment power over Sun Mortgage Partners, L.P., and thus in turn may be deemed to have shared voting and investment power over the shares of our common stock owned by Sun Mortgage Partners, L.P. Mr. Leder disclaims beneficial ownership of all of these shares.
(2)	Person named to become a director upon or shortly after consummation of the offering.
(3)	The address of this stockholder is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

RELATED PARTY TRANSACTIONS

Our majority stockholder, Sun Mortgage Partners, L.P., is an affiliate of Sun Capital Advisors, Inc., by which one of our directors, Mr. Leder, is employed. Sun Capital Advisors, Inc. is an affiliate of Sun Capital Partners, Inc.

In addition, we are party to a 10-year agreement, which commenced November 11, 1999, with an affiliate of Sun Capital Partners, Inc. to provide management services to us at an annual fee of $400,000, payable quarterly. Prior to this offering, the parties expect that the agreement will be terminated in exchange for a one-time payment of $800,000 by us.

On May 24, 2001, Neal S. Henschel, Chairman of the Board and Chief Executive Officer, Jeffrey M. Henschel, our President, Chief Operating Officer, Secretary and one of our directors and Sun Mortgage Partners, L.P. loaned us a total of $1.0 million. In exchange, the Henschels and Sun Mortgage Partners, L.P. received subordinated unsecured promissory notes that were due on demand and bore interest at 14% per annum. In February 2003, we paid in full the total principal and accrued interest outstanding under the notes.

During 2003, Benjamin L. Henschel, one of our stockholders and the son of Neal S. Henschel and brother of Jeffrey M. Henschel, provided consulting services to us and received fees totaling $88,000. In June 2003, Benjamin L. Henschel was hired by us as an employee.

As a matter of good corporate governance, our board of directors will adopt a policy providing that any transaction or series of similar transactions entered into after this offering between us (or any of our subsidiaries) and one or more of our executive officers, directors, director nominees or greater than five percent stockholders, an immediate family member of any of the foregoing persons, or an entity in which any of the foregoing persons has or had a direct or indirect material interest, must be reviewed and approved by our audit committee.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for our common stock is SunTrust Bank.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradeable After Offering

Before this offering, there was no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Any future sale of substantial amounts of our common stock in the open market, or the perception that such sales could occur, may adversely affect the market price of our common stock and impair our future ability to raise capital through an offering of our equity securities.

Upon completion of this offering, we will have 7,526,662 shares of common stock outstanding, or 7,991,662 shares if the underwriters exercise their over-allotment option. The 3,100,000 shares of common stock to be sold by us in this offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares held by our “affiliates,” as such term is defined under Rule 144 of the Securities Act. Shares of common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The remaining 4,426,662 shares of our common stock outstanding upon completion of this offering will be the shares of our common stock issued to the members of NLC Financial Services, LLC in the reorganization. These shares will be restricted securities, as defined under Rule 144, and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration.

Rule 144

In general, under Rule 144 under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated), who owns securities that were acquired from us or an affiliate of ours at least one year before the date the shares are proposed to be sold would be entitled to sell publicly within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of that class of common stock (approximately 75,267 shares immediately after this offering); or

•	the reported average weekly trading volume of the common stock on the automated quotation system of a registered securities association or the consolidated transaction reporting system during the four calendar weeks preceding such sale.

Additionally, persons selling shares under Rule 144 also are subject to certain requirements regarding the manner of sale, filing of notice of sale and availability of current public information about us. In addition, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares that were acquired from us or an affiliate of ours more than two years before the date the shares are proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be our affiliates must always comply with the volume limitations as to all of their shares, even after the expiration of the one-year to two-year holding period applicable to restricted shares.

Lock-Up Agreements

Subject to certain limited exceptions, we have agreed not to, directly or indirectly:

•	sell;

•	offer to sell;

•	grant any option for the sale of;

•	hypothecate;

•	pledge; or

•	enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any of our common stock or other securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of the underwriting agreement in connection with this offering, without the prior written consent of SunTrust Capital Markets, Inc. Subject to certain limited exceptions, we have also agreed not to register, or publicly announce any intent to register, under the Securities Act the offer or sale of any of our capital stock, for a period of 180 days after the date of the underwriting agreement in connection with this offering, without the prior written consent of SunTrust Capital Markets, Inc.

In addition, each of our executive officers, directors and stockholders has agreed not to, directly or indirectly, for a period of 180 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for our common stock, or file or demand or request that we file a registration statement under the Securities Act with respect to such securities;

•	enter into any swap or other agreement or transaction that transfers the economic consequences of owning our common stock; or

•	publicly announce an intention to do any of the things described in the preceding two bullet points;

in each case without the prior written consent of SunTrust Capital Markets, Inc.

These restrictions will not apply to:

•	bona fide gifts;

•	dispositions to any trust for the direct or indirect benefit of the individual or entity signing the lock-up agreement and/or the immediate family of the individual signing the lock-up agreement; or

•	distributions to partners, members or stockholders of the entity signing the lock-up agreement, and, if the entity signing the lock-up agreement is a corporation, transfers to an affiliate or affiliates of such entity.

Upon the expiration of this 180-day lock-up period, substantially all of these shares will become eligible for sale, subject to the restrictions of Rule 144.

Rule 701

Rule 701 under the Securities Act permits our employees, officers, directors or consultants who are natural persons who purchased shares from us pursuant to a written compensatory plan or contract to resell such shares 90 days after the date of this prospectus in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares 90 days after the date of this prospectus under Rule 144 without complying with the holding period requirement and that non-affiliates may sell such shares 90 days after the date of this prospectus in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon the closing of this offering, Neal S. Henschel, Jeffrey M. Henschel and Sun Mortgage Partners, L.P., or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Upon the request of Sun Mortgage Partners, L.P. at any time after the expiration of the 180-day lock-up period, or upon the request of Neal S. Henschel or Jeffrey M. Henschel at any time after the first anniversary of this offering, we could be required to register, at our own expense, all or a portion of the          shares of common stock owned by them or, in the case of Sun Mortgage Partners, L.P., their transferees, for resale under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act after the closing of this offering to register 1,129,000 shares to be issued pursuant to our 2004 equity compensation plan. As a result, shares of our common stock obtained through the exercise of any options or rights granted under our 2004 equity compensation plan will be freely tradable in the public market. However, shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701.

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

General

Upon completion of our reorganization as a “C” corporation, our authorized capital stock will consist of 100 million shares of common stock, $0.001 par value, and 10 million shares of preferred stock, $0.001 par value. Before this offering, there were 4,426,662 shares of common stock outstanding and held of record by five stockholders, and no shares of preferred stock were outstanding.

Common Stock

Upon completion of this offering, there will be 7,526,662 shares of common stock outstanding, or 7,991,662 shares if the underwriters exercise their over-allotment option in full. The number of shares outstanding upon completion of this offering represents 7.5% of all of the authorized common stock. In addition, an aggregate of 1,129,000 shares of our common stock will be reserved for issuance under our 2004 equity compensation plan under which options to purchase              shares of our common stock will be outstanding as of the date of this offering.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and non assessable.

Voting

Holders of common stock are entitled to one vote for each share held of record. Our common stock does not have cumulative voting rights in the election of directors.

As a result of this offering, the percentage of the voting power of the outstanding common stock owned or controlled by Neal S. Henschel, our Chairman of the Board and Chief Executive Officer, Jeffrey M. Henschel, our President, Chief Operating Officer and Secretary, together, will decline to approximately 23.5%, if the underwriters’ over-allotment option is not exercised, and 22.2% if the underwriters’ over-allotment option is exercised in full. The percentage of the voting power of the outstanding common stock owned or controlled by Sun Mortgage Partners, L.P. will decline to approximately 32.3%, if the underwriters’ over-allotment option is not exercised, and 30.5% if the underwriters’ over-allotment option is exercised in full. The stockholders listed above will continue to have significant control of our company. See “Principal Stockholders” on page 82 and “Risk Factors — Our current stockholders will continue to have significant control of our company and could delay or prevent beneficial corporate actions” on page 20.

Dividends; Stock Splits

Holders of our common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized.

Nasdaq Listing

We expect that our common stock will be listed on The Nasdaq National Market under the symbol “NLCF.”

Preferred Stock

Subject to Delaware law, our board of directors, without further action by our stockholders, will be authorized to issue an aggregate of 10 million shares of preferred stock. No shares of preferred stock are outstanding and our board of directors currently has no plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws could make the following transactions more difficult:

•	acquisition of us by means of proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are intended to encourage persons seeking to acquire control of us or to influence our business strategies and policies as determined by our board of directors to first negotiate with our board of directors. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal. We have expressly elected not to be governed by Section 203 of the Delaware General Corporation Law, the Delaware anti-takeover statute.

Advance Notice

Our bylaws will require that advance written notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our principal executive office not later than 90 days nor more than 120 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year’s annual meeting of stockholders. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by our board.

Special Meetings

Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called by our secretary only at the direction of:

•	the affirmative vote of any two of our directors;

•	the chairman of the board of directors; or

•	the holders of shares representing a majority of the voting power of the outstanding common stock entitled to vote at such meeting of stockholders.

No Stockholder Action by Written Consent

Our certificate of incorporation will provide that stockholders who are entitled to take action on any matter may only take action at a meeting of stockholders duly called and held in accordance with our certificate of incorporation, our bylaws and applicable law. Stockholders may not take action by written consent. This provision may have the effect of deterring hostile takeovers or delaying changes in control or in our management.

Preferred Stock

Our certificate of incorporation will provide that our board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effects of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock and of decreasing the amount of earnings or assets available for distribution to the holders of our common stock.

Classification of the Board of Directors

Our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classified board of directors provision helps to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors. The classification of the board of directors could delay stockholders who do not like the policies of our board of directors from electing a majority of our board of directors for two years.

Limitations on Liability and Indemnification of Officers and Directors

Limitations on Liability

Our certificate of incorporation will provide that none of the directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefits.

The effect of this provision of our certificate of incorporation will be to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Indemnification of Directors and Officers

Our certificate of incorporation and bylaws will provide each of our directors and officers a right to indemnification to the fullest extent permitted by law for expenses, attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person, whether the indemnified liability arises from any threatened, pending or completed action, suit or proceeding to which such person is made a party by reason of the fact that he or she is or was our director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests. Our certificate of incorporation and bylaws will also provide for the advancement of expenses to an indemnified party. Additionally, we may indemnify any employee or agent of ours to the fullest extent permitted by law. Our bylaws will authorize us to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if our board of directors so determines, purchasing and maintaining insurance.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement among us and each of the underwriters named below, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock indicated in the following table.

Underwriters	Number of Shares
SunTrust Capital Markets, Inc.
Piper Jaffray & Co.
Stephens Inc.

Total	3,100,000

The underwriters have advised us that they propose to offer shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $         per share to other brokers and dealers.

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares of our common stock.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of our common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of our common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any of our common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our common stock and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory services or other commercial dealings with us in the ordinary course of business. The underwriters have received, and will receive in the future, customary fees and commissions for these transactions.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Per Share	Total
Public offering price
Underwriting discounts and commissions
Proceeds to our company

We will pay all expenses of the offering that we incur. Prior to this offering, we had no relationship with any of the underwriters and have paid no fees or expenses to any of them. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $1.6 million. This estimate includes expenses of the underwriters that we have agreed to reimburse.

Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 465,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of our common stock approximately proportionate to the underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of our common stock to the underwriters to the extent the option is exercised. If any additional shares of our common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect of any of these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the underwriters. Among the primary factors to be considered in determining the initial public offering price were:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	the present stage of our development;

•	the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential and earnings prospects.

Listing on the Nasdaq National Market

We have applied to have our common stock included for listing on the Nasdaq National Market under the symbol “NLCF.”

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by us in this offering has been passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, PA. Certain legal matters relating to this offering will be passed upon for the underwriters by Alston & Bird LLP, Washington, DC.

EXPERTS

The consolidated financial statements as of December 31, 2002 and December 31, 2003 and for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein. The consolidated financial statements have been included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the following public reference facility of the Securities and Exchange Commission:

Washington, D.C.

Room 1024

450 Fifth Street, N.W.

Washington, D.C. 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at www.sec.gov.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS(1)

Page
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2002 and December 31, 2003 and as of March 31, 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Earnings for each of the three years in the period ended December 31, 2003 and for each of the three-month periods ended March 31, 2003 and 2004 (unaudited)	F-4
Consolidated Statement of Members’ Equity for each of the three years in the period ended December 31, 2003 and the three months ended March 31, 2004 (unaudited)	F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003 and for each of the three-month periods ended March 31, 2003 and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

(1)  The registrant is a Delaware corporation that has not conducted operations. In connection with and prior to the closing of offering, we will reorganize our company. The reorganization will change the entity that serves as the holding company from NLC Financial Services, LLC to the registrant. Because the registrant has not conducted operations, the consolidated financial statements are of NLC Financial Services, LLC and its subsidiaries.

REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

NLC Financial Services, LLC

We have audited the accompanying consolidated balance sheets of NLC Financial Services, LLC and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of earnings, members’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NLC Financial Services, LLC and subsidiaries as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/S/    Grant Thornton LLP

Miami, Florida

February 20, 2004

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

			Unaudited
	December 31,		March 31,
	2002	2003	2004	2004 (Pro Forma)
ASSETS
Cash and cash equivalents	$11,450,909	$7,763,662	$14,007,021	$14,007,021
Restricted cash	194,697	66,573	58,847	58,847
Due from title agents and warehouse banks	1,647,760	3,595,120	4,523,684	4,523,684
Interest receivable, net	123,151	508,391	739,810	739,810
Mortgage loans held for sale, net	85,373,606	212,424,968	239,892,911	239,892,911
Real estate acquired through foreclosure, net	527,500	—	—	—
Prepaid expenses and other assets	662,490	1,043,145	1,546,443	1,546,443
Property and equipment, net	503,980	1,989,814	2,450,312	2,450,312

Total assets	$100,484,093	$227,391,673	$263,219,028	$263,219,028

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Liabilities
Warehouse finance borrowings	$80,456,741	$201,095,219	$234,301,298	$234,301,298
Distributions payable to members	—	—	—	30,408,823
Accounts payable and accrued expenses	4,971,987	6,612,969	$7,431,368	7,431,368
Notes payable — members	1,000,000	—	—	—

Total liabilities	86,428,728	207,708,188	241,732,666	272,141,489
Commitments and contingencies	—	—	—	—
Members’ equity (deficit)	14,055,365	19,683,485	21,486,362	(8,922,461)

Total liabilities and members’ equity (deficit)	$100,484,093	$227,391,673	$263,219,028	$263,219,028

(1)	Pro forma amounts reflect distributions to members as discussed further in Note 1.

The accompanying notes are an integral part of these statements.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended December 31,			Unaudited Three Months Ended March 31,
	2001	2002	2003	2003	2004
Revenues
Gain on sale of loans, net	$18,535,594	$39,648,906	$56,069,326	$11,200,030	$19,012,329
Loan processing and administration fees	3,062,960	5,307,347	7,893,994	1,680,395	3,085,390
Loan origination and brokerage fees	1,277,547	2,480,553	4,723,991	971,684	2,352,104
Loan discount points	634,480	1,191,800	1,199,810	289,450	304,292

Loan production revenue	23,510,581	48,628,606	69,887,121	14,141,559	24,754,115
Interest income	4,546,915	6,518,286	11,533,505	1,987,889	4,905,979
Interest expense	(3,198,431)	(3,349,810)	(4,883,607)	(832,174)	(1,745,636)

Net interest income	1,348,484	3,168,476	6,649,898	1,155,715	3,160,343

Total revenues	24,859,065	51,797,082	76,537,019	15,297,274	27,914,458
Expenses
Salaries and employee benefits	14,286,971	25,378,406	38,906,154	7,578,737	13,778,768
Provision for loan losses	500,266	2,184,237	6,584,536	1,235,446	1,833,346
Occupancy and other office expenses	2,137,957	2,901,883	4,293,620	866,569	1,568,486
Marketing expenses	639,255	1,501,670	1,743,336	370,205	485,922
General and administrative expenses	2,128,239	4,119,835	5,970,923	1,300,733	2,644,919

Total expenses	19,692,688	36,086,031	57,498,569	11,351,690	20,311,441

Earnings from operations	5,166,377	15,711,051	19,038,450	3,945,584	7,603,017
Other income—insurance settlement	—	942,381	—	—	—

Net earnings	$5,166,377	$16,653,432	$19,038,450	$3,945,584	$7,603,017

Unaudited pro forma income taxes(1)			$7,687,998		$3,033,604

Unaudited pro forma earnings(1)			$11,350,452		$4,569,413

Unaudited pro forma net earnings per share (basic and diluted)(1)(2)			$2.41		$0.97

Unaudited pro forma weighted average shares(2)			4,704,200		4,704,200

(1)	Amounts are adjusted to reflect results from the Company’s reorganization as a “C” corporation. As a limited liability company, all income taxes were paid by the members. As a “C” corporation, the Company will be responsible for the payment of all federal and state corporate income taxes. The pro forma provision for income taxes represents a combined federal and state effective tax rate of 39.9%. This rate comprises an effective federal tax rate of 35% (the top marginal rate) and a combined state tax rate of 7%, which is our estimate of the average state tax rate we will pay based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. Because we expect our income to be in the maximum bracket, we expect to pay taxes at the highest marginal rate in each state where we are required to pay tax. After giving effect to the deductibility of state taxes at the federal level, the effective state tax rate is 4.9% and is added to the federal tax rate to determine the combined, effective rate.

(2)	To reflect proposed reorganization as a “C” Corporation and related issuance of 4,426,662 shares and to reflect 277,538 additional shares outstanding for purposes of this calculation related to distributions to equityholders as discussed further in Note 1.

The accompanying notes are an integral part of these statements.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

Years Ended December 31, 2001, 2002 and 2003 and

Three Months Ended March 31, 2004 (unaudited)

Balance as of January 1, 2001	$2,586,660
Net earnings	5,166,377
Member distributions	—

Balance as of December 31, 2001	7,753,037
Net earnings	16,653,432
Member distributions	(10,351,104)

Balance as of December 31, 2002	14,055,365
Net earnings	19,038,450
Member distributions	(13,410,330)

Balance as of December 31, 2003	19,683,485
Net earnings	7,603,017
Member distributions	(5,800,140)

Balance as of March 31, 2004	$21,486,362

The accompanying notes are an integral part of these statements.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Unaudited Three Months Ended March 31,
	2001	2002	2003	2003	2004
Cash flows from operating activities
Net earnings	$5,166,377	$16,653,432	$19,038,450	$3,915,110	$7,603,017
Adjustments to reconcile net earnings to net cash used in operating activities:
Depreciation	355,543	359,066	531,481	77,132	250,534
Provision for loan losses	500,266	2,184,237	6,584,536	742,446	1,059,981
Originations of loans held for sale, net of fees	(600,780,313)	(1,101,786,536)	(1,682,727,560)	(321,675,264)	(608,961,103)
Proceeds from sale of loans held for sale, net of fees	569,018,522	1,068,781,513	1,547,328,332	304,110,195	579,016,486
Collection of principal payments on loans held for sale	59,118	859,195	1,774,642	52,926	1,462,727
Changes in assets and liabilities:
Restricted cash	(130,568)	(10,871)	128,123	142,535	7,727
Due from title agents and warehouse banks	54,041	(708,963)	(1,947,360)	(2,655,686)	(928,564)
Interest receivable	(80,763)	6,264	(396,552)	(6,683)	(244,029)
Real estate acquired through foreclosure	—	—	527,500	293,458	—
Prepaid expenses and other assets	(93,179)	(274,263)	(380,654)	(65,257)	(498,188)
Accounts payable and accrued expenses	1,468,397	2,173,973	1,640,982	(591,630)	685,392

Net cash used in operating activities	(24,462,559)	(11,762,953)	(107,898,080)	(15,660,718)	(20,546,020)
Cash flows from investing activities
Purchase of property and equipment	(183,508)	(401,580)	(2,017,315)	(170,800)	(703,532)

Net cash used in investing activities	(183,508)	(401,580)	(2,017,315)	(170,800)	(703,532)
Cash flows from financing activities
Advances from warehouse finance facilities, net	28,900,111	27,080,684	120,638,478	16,620,872	33,293,051
Member distributions	—	(10,351,104)	(13,410,330)	(5,362,419)	(5,800,140)
(Repayments on) borrowings from members	1,000,000	—	(1,000,000)	(1,000,000)	—

Net cash provided by financing activities	29,900,111	16,729,580	106,228,148	10,258,453	27,492,911

Net increase in cash and cash equivalents	5,254,044	4,565,047	(3,687,247)	(5,573,065)	6,243,359
Cash and cash equivalents at beginning of the year	1,631,818	6,885,862	11,450,909	11,450,909	7,763,662

Cash and cash equivalents at end of year	$6,885,862	$11,450,909	$7,763,662	$5,877,844	$14,007,021

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$3,179,617	$3,071,220	$4,933,556	513,853	1,085,254

Cash paid during the year for taxes	$—	$—	$—	$—	$—

Non-cash financing activities
Real estate purchased through foreclosure	$374,635	$321,738	$—	$—	$—

The accompanying notes are an integral part of these statements.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Accounting Policies

The consolidated financial statements include the accounts of NLC Financial Services, LLC and its wholly owned direct and indirect subsidiaries, First NLC Financial Services, LLC, NLC Inc., and First NLC, Inc. (collectively, the “Company”). All intercompany balances and transactions are eliminated in consolidation.

The Company is a nonprime mortgage banking entity originating mortgage loans in 38 states across the United States. The Company originates, underwrites and funds mortgage loans secured by residential property, then sells those loans to institutional loan purchasers. The Company has no operations outside of the United States.

The following is a summary of the significant accounting policies that have been consistently applied in the preparation of the financial statements.

A.  Unaudited Interim Results

The accompanying balance sheet as of March 31, 2004 and the statement of earnings and cash flows for the three months ended March 31, 2003 and 2004 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results for these periods. The data disclosed in the notes to the financial statements for these periods is unaudited.

B.  Pro Forma Liabilities and Members’ Equity and Pro Forma Earnings Per Share (unaudited)

The accompanying pro forma amounts in the balance sheet reflect the distributions of $6.1 million to existing members of the Company made in April 2004 and the planned distribution of $24.4 million prior to and upon reorganization of the Company as a “C” corporation, of which not more than $20.15 million would be paid from the proceeds of the initial public offering.

The accompanying pro forma earnings per share amounts are based on weighted average shares outstanding as follows:

Shares issued in reorganization as a “C” corporation	4,426,662
Shares calculated as outstanding based on distributions	277,538

4,704,200

Staff Accounting Bulletin (“SAB”) Topic 1.B.3. is applicable to distributions made to owners at or prior to the closing of an initial public offering. SAB Topic 1.B.3 requires that pro forma earnings per share be presented to give effect to the number of shares whose proceeds would be necessary to pay the distribution. Accordingly, the weighted average number of common shares outstanding, used to calculate basic and diluted pro forma net earnings per common share, includes the number of shares that would be required to be issued to satisfy the payment of the distributions discussed above after taking into account certain prior year undistributed earnings.

C.  Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for loan losses and premium recapture reserves. Actual results could differ from those estimates.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

D.  Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

E.  Mortgage Loans Held for Sale, Net

Mortgage loans held for sale are stated at the lower of aggregate cost or market value, less an allowance for loan losses. Market value is determined by current investor yield commitments and/or requirements on the aggregate basis, or in the absence of such commitment or requirement, by current investor commitments and/or requirements for loans of similar terms and credit quality.

Loan origination fees and costs and loan discount points are deferred and recorded as an adjustment of the mortgage loans held for sale portfolio balance and are recognized in the consolidated statement of earnings when the loans are sold.

Net unrealized losses on loans held for sale are recognized through a valuation allowance by charges to earnings. Management’s periodic evaluation of the adequacy of the allowance is based upon known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of underlying collateral and current and expected future economic conditions.

Specific valuation allowances on loans held for sale are established for impaired loans based on a comparison of the recorded carrying value of the loan to either the present value of the loan’s expected cash flow, the loan’s estimated market price or the estimated fair value of the underlying collateral. The Company also records a reserve for liabilities associated with loans sold which may be required to be repurchased due to breaches of representations and warranties or if a borrower fails to make one or more of the first loan payments due on the loan.

F.  Interest Income

Interest income is recorded as earned to the extent that such amounts are expected to be collected. Interest income represents interest earned on loans held for sale and cash equivalents. Interest on loans from borrowers not expected to be able to service their debts and interest on loans that are contractually past due more than 90 days are charged-off, or an allowance is established based upon management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and unpaid, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is adequate, in which case the loan is returned to accrual status. The Company had an interest receivable reserve of $162,365 and $45,189 at December 31, 2002 and 2003, respectively. The related outstanding balance on loans that are contractually past due more than 90 days was $2,819,205 and $1,670,580 at December 31, 2002 and 2003, respectively.

G.   Real Estate Acquired Through Foreclosure, Net

Real estate acquired through foreclosure, net is initially recorded at cost at the date of foreclosure. Costs relating to improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Valuations are periodically performed by management, or obtained from independent appraisers, and an allowance for loss is established by a charge to operations if the value of the property declines below its recorded carrying value. At December 31, 2002 and 2003, the Company had $527,000 and $0, respectively, of real estate acquired through foreclosure.

H.  Provision for Loan Losses

Market valuation adjustments have been provided on certain non-performing loans held for sale and real estate owned. These adjustments are based on the Company’s estimate of expected losses and are based on the

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value the Company could reasonably expect to obtain from a sale. The Company also records a reserve for liabilities associated with loans sold which may be required to be repurchased due to breaches of representations and warranties or if a borrower fails to make one or more of the first loan payments due on the loan.

I.  Property and Equipment, Net

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining terms of the leases.

Improvements and betterments are capitalized, whereas expenditures for repairs and maintenance are expensed in the period in which they are incurred.

J.  Income Taxes

Income taxes on earnings (losses) are payable personally by the members pursuant to an election under Section 701 of the Internal Revenue Code and the Company has historically not been taxed as a corporation. Accordingly, no provision has been made for federal or state income taxes in these financial statements.

K.  Restricted Cash

Restricted cash includes amounts held in escrow for borrowers. These funds are used to pay taxes and insurance premiums on behalf of the borrowers pending sale of the related loans.

L.  Insurance Settlement

During 2001, the Company’s Oakland, California office was burglarized and as a result, the Company suffered business interruption losses. During 2002, a claim was filed with the Company’s insurance carrier and the Company received reimbursement, net of related expenses, for a portion of the losses totaling approximately $942,000. Due to the uncertainty of realization, this reimbursement was not accrued for in 2001, but rather was recorded in income in 2002 when collected.

M.  Gain on Sale of Loans, Net

Gain on sale of loans, net, is the difference between the sale proceeds and the net carrying amount of the loans. Gain on sale of loans, net, is recognized when the Company transfers ownership of the loan to the purchaser and the funds are collected, at which time the loans are sold and the sale transaction is closed. Loan sales are on a servicing-released basis.

Transfers of financial assets (mortgage loans) are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the loan has been isolated from the Company, (2) the purchaser has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loan and (3) the Company does not maintain effective control over the transferred loan through either (a) an agreement that both entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the purchaser to return the specific loan.

N.  Premium Recapture Liability

In the event that loans that have been sold are paid in full by borrowers during the first year subsequent to the sale date, the Company generally has a liability to repay a portion of the original premium received on the sale of the loans. Any prepayment penalties assessed to the borrowers for early loan payments in full are set-off against amounts due from the Company in computing the net premium to be repaid by the Company. Generally,

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the gross contingent liability for such early loan payments in full declines by one-twelfth ( 1/12) each month from and after the loan sale date. The Company maintains a liability for loan premium recapture, which is increased by charges to gain on sale of loans. Management’s periodic evaluation of the adequacy of the liability is based upon the Company’s contractual rates of premium recapture liability with purchasers of loans, past premium recapture expense experience, historic and expected experience with early loan payments in full and current and expected future economic conditions, which may affect the Company’s experience with early loan payments in full.

O.  Advertising Costs

The Company expenses the costs of advertising as they are incurred and classifies the related costs as marketing expenses in the consolidated statements of earnings. Such costs totaled $63,512, $145,644 and $168,426 for the years ended December 31, 2001, 2002 and 2003, respectively.

P.  Due from Title Agents and Warehouse Banks

Due from title agents and warehouse banks represents primarily amounts due to the Company as a result of loans that did not close as well as amounts due from the sale of loans.

Q.  Derivatives

The Company accounts for derivatives based upon criteria established by Statement of Financial Accounting Standards (“Statement”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by Statement No. 149. The Company enters into loan commitments with borrowers that are accounted for as derivative instruments pursuant to Statement No. 149. As of December 31, 2002 and 2003, the fair value of these loan commitments approximated zero. The Company has not entered into any derivative instruments to manage exposure to interest rates and other market risks. In addition, the Company does not use derivatives to speculate on interest rates.

The Company regularly enters into certain forward sales commitments that qualify as derivative instruments. The total of such commitments at December 31, 2003 was $135 million. At December 31, 2003 the fair value of such commitments was insignificant.

R.  Segment Reporting

Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires that a public business enterprise report financial and descriptive information about its reportable operating segments including a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. The Company has one business segment for financial reporting purposes. While the Company’s management monitors the revenue streams through wholesale and retail loan originations, operations are managed and the Company’s chief operating decision maker evaluates financial performance on a Company-wide basis. The Company manages its lending business as a whole rather than by lending group. The Company does not allocate resources to specific lending groups based on their individual or relative performance.

S.  Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” For a guarantee subject to FIN 45, a guarantor is required to:

•	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirement of this Interpretation is effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, and did not have a material effect on the Company’s financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (and Interpretation of ARB No. 51),” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The adoption of FIN 46 did not have a material effect on the Company’s financial statement presentation or disclosure.

In April 2003, the FASB issued Statement No. 149, “Amendment of Statement No. 133 on Derivative Instruments with Characteristics of both Liabilities and Equity.” This statement amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except for provisions that relate to Statement No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of Statement No. 149 did not have a material impact on the Company’s financial condition, results of operations and cash flows.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” This Statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The provisions of Statement No. 150 became effective June 1, 2003, for all financial instruments created or modified after May 31, 2003, and otherwise became effective as of July 1, 2003. The adoption of this Statement did not have a material impact on the Company’s financial condition, results of operations or liquidity. In December 2003, the FASB deferred for an indefinite period the application of the guidance in Statement No. 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent’s financial statements under Statement No. 150. The deferral is limited to mandatory redeemable noncontrolling interests associated with finite-lived subsidiaries.

On March 9, 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments.” This pronouncement summarizes the views of the Staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The pronouncement requires registrants to disclose the effect on the financial statements of recognizing loan commitments as derivative instruments including the methods and assumptions used to estimate fair value of such derivatives. The pronouncement is effective for commitments entered into after March 31, 2004. The Company currently accounts for its loan origination commitments as derivatives and records changes in the fair value of the commitments in the statements of earnings. The Company is currently analyzing the impact of this pronouncement but does not expect it to have a material impact on its financial condition, results of operations or cash flows.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 2 — Mortgage Loans

Components of mortgage loans held for sale were as follows as of December 31:

	2002	2003
Mortgage loans held for sale — principal balance	$85,257,265	$210,515,353
Deferred fees, net	855,265	2,748,615
Valuation allowance	(738,924)	(839,000)

Mortgage loans held for sale, net	$85,373,606	$212,424,968

Activity in the valuation allowance for loans held for sale was as follows for the years ended December 31:

	2001	2002	2003
Balance, beginning of period	$158,739	$383,331	$738,924
Provision for losses	333,200	521,320	216,840
Charge-offs	(108,608)	(165,727)	(116,764)

Balance, end of period	$383,331	$738,924	$839,000

Activity in the valuation allowance for real estate acquired through foreclosure was as follows for the years ended December 31:

	2001	2002	2003
Balance, beginning of period	$—	$132,530	$168,873
Provision for losses	132,530	174,739	25,959
Charge-offs	—	(138,396)	(194,832)

Balance, end of period	$132,530	$168,873	$—

Provision for loan losses in the accompanying consolidated statements of earnings is composed of the following for the years ended December 31:

	2001	2002	2003
Provision for loan losses	$333,200	$521,320	$216,840
Provision for losses on real estate acquired through foreclosure	132,530	174,739	25,959
Reserve for repurchases	34,536	1,488,178	6,341,737

	$500,266	$2,184,237	$6,584,536

Note 3 — Property and Equipment, Net

The following summarizes the major classifications of furniture and equipment as of December 31:

	2002	2003	Estimated Useful Lives
Office furniture, equipment and leasehold improvements	$599,125	$735,340	3-4 years
Computer hardware and software	904,031	2,785,131	3 years

	1,503,156	3,520,471
Less: accumulated depreciation	(999,176)	(1,530,657)

	$503,980	$1,989,814

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense of $355,543, $359,066 and $531,481 is included in occupancy and other office expenses in the consolidated statements of earnings for the years ended December 31, 2001, 2002 and 2003, respectively.

Note 4 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were as follows as of December 31:

	2002	2003
Accrued salary and benefits	$2,402,303	$2,026,138
Reserve for premium recapture	207,592	240,000
Reserve for repurchases	1,027,500	1,600,000
Accrued interest	524,119	474,170
Accounts payable — trade	460,368	1,010,396
Due to investors	61,924	724,937
Other	288,181	537,328

Total	$4,971,987	$6,612,969

Note 5 — Premium Recapture Liability and Reserve For Repurchase Obligations

Premium recapture liability and the reserve for repurchase obligations are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Activity in the reserve for premium recapture was as follows for the years ended December 31:

	2001	2002	2003
Balance, beginning of period	$37,400	$115,600	$207,592
Provision	145,582	199,117	179,704
Charge-offs	(67,382)	(107,125)	(147,296)

Balance, end of period	$115,600	$207,592	$240,000

Activity in the reserve for repurchase obligations was as follows for the years ended December 31:

	2001	2002	2003
Balance, beginning of period	$168,000	$65,396	$1,027,500
Provision	34,536	1,488,178	6,341,737
Charge-offs	(137,140)	(526,074)	(5,769,237)

Balance, end of period	$65,396	$1,027,500	$1,600,000

Note 6 — Warehouse Finance Facilities

The Company had in place the following credit facilities:

Facility 1

	December 31,		March 31,
	2002	2003	2004
Maximum borrowings	$40 million	$60 million	$84 million (1)
Interest rate index	30-day LIBOR plus applicable margin	30-day LIBOR plus applicable margin	30-day LIBOR plus applicable margin
Interest rate at period end	3.23% to 5.14%	3.00% to 4.90%	2.71% to 4.86%
Balance outstanding	$21.7 million	$42.2 million	$28.4 million
Expiration date	May 31, 2003	August 1, 2004	August 1, 2004

(1)	Maximum borrowings include a temporary increase effective through May 31, 2004. Beginning June 1, 2004, maximum borrowings will decrease to $56.0 million through August 1, 2004.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The above warehouse facility is collateralized by mortgage loans held for sale having an aggregate carrying balance of approximately $22 million and $43 million, as of December 31, 2002 and 2003, respectively. No principal payments are required on the revolving line of credit, other than payments upon the sale of the related loans, until maturity. Interest is payable monthly.

Facility 2

	December 31,		March 31,
	2002	2003	2004
Maximum borrowings	$90 million	$135 million	$200 million (2)
Interest rate index	30-day LIBOR plus applicable margin	30-day LIBOR plus applicable margin	30-day LIBOR plus an applicable margin
Interest rate at period end	3.74% to 5.14%	3.10% to 4.90%	3.06% to 4.86%
Balance outstanding	$40.7 million	$85.0 million	$126.5 million
Expiration date	October 10, 2003	September 30, 2005	September 30, 2005

(2)	Maximum borrowings include a temporary increase effective through May 31, 2004. Beginning June 1, 2004, maximum borrowings will decrease to $135.0 million through September 30, 2005.

The above warehouse facility is collateralized by all mortgage loans held for sale in respect for which an advance had been made which have an aggregate carrying balance of approximately $41 million and $86 million, as of December 31, 2002 and 2003, respectively. No principal payments are required on the revolving line of credit, other than payments upon the sale of the related loans, until maturity. Interest is payable monthly.

Facility 3

	December 31,		March 31,
	2002	2003	2004
Maximum borrowings	$50 million	$75 million	$125 million
Interest rate index	30-day LIBOR plus applicable margin	30-day LIBOR plus applicable margin	30-day LIBOR plus an applicable margin
Interest rate at period end	2.88% to 4.39%	2.53% to 3.53%	2.49% to 3.49%
Balance outstanding	$18.1 million	$73.9 million	$79.4 million
Expiration date	July 31, 2003	July 27, 2004	July 27, 2004

The above warehouse facility is collateralized by all mortgage loans held for sale in respect for which an advance had been made which have an aggregate carrying balance of approximately $18 million and $74 million, as of December 31, 2002 and 2003, respectively. No principal payments are required on the revolving line of credit, other than payments upon the sale of the related loans, until maturity. Interest is payable monthly.

Through May 31, 2002, the Company had another committed warehouse facility, which matured on May 31, 2002 and was paid in full.

All of the Company’s warehouse finance facilities require the Company to maintain certain financial covenants, including the maintenance of minimum levels of tangible net worth, leverage ratios and profitability. These facilities also restrict the Company’s ability to pay certain dividends, and the lenders have the ability to initiate a margin call in the event the lenders determine that the value of the loans securing the facilities has decreased. Certain of the facilities require that certain members of executive management remain employed in their current positions.

The weighted average interest rate under these warehouse finance facilities during 2001, 2002, and 2003 was 6.94%, 4.25% and 3.05%, respectively.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 — 401(k) Retirement Plan

401(k) Retirement Plan

The Company sponsors a 401(k) Retirement Plan. The Company’s policy is to match 25% of the first 6% of employees’ contributed amounts. Employees are eligible to participate in the 401(k) Retirement Plan on the first day of the calendar quarter following their date of hire and attaining the age of 20½. Employees must be employed by the Company on December 31 of each year in order to be eligible to receive the Company’s matching contribution for the respective year-end. Included in salaries and employee benefits expense in the consolidated statements of earnings for the years ended December 31, 2001, 2002, and 2003 is $56,966, $101,855 and $129,252, respectively, of employer’s matching contribution expense under the 401(k) Plan.

Note 8 — Commitments And Contingencies

Loan Sales

At December 31, 2003, the Company had agreements with certain investors, which require the Company to sell to the investors a minimum aggregate value of loans, as defined in the agreements. If the minimum required amount of loans are not delivered to the investors, the Company may be required to pay a fee for its failure to do so. The total of such commitments as of December 31, 2003 was $135 million.

Employment Agreements

At December 31, 2003, the Company was party to an employment agreement with one of its executive officers, that provides for base salary of not less than $300,000 per year, bonus compensation as agreed upon with the board, and certain fringe benefits. The agreement terminates on November 11, 2004. In the event of termination of employment other than for cause, as defined in the agreement, the executive officer would be entitled to a severance payment equal to three times the base salary in effect at the date of termination.

Lease Agreements

The Company has non-cancelable operating leases for office space and equipment. The leases expire over the next six years and contain provisions for certain annual rent escalations. The following represents the future minimum lease payments at December 31, 2003:

Years Ended December 31,	Amount
2004	$3,063,310
2005	2,555,959
2006	1,687,604
2007	795,642
2008	620,857
Thereafter	369,821

$9,093,193

Rent expense of approximately $1,053,000, $1,470,000 and $2,126,000 is included in occupancy and other office expenses in the consolidated statements of earnings for the years ended December 31, 2001, 2002 and 2003, respectively.

Legal Proceedings

In February 2004, the Company was served with a complaint and motion for class certification in a class action lawsuit alleging that the Company violated certain provisions of the Truth in Lending Act. The Company

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has not yet answered the complaint or responded to the motion for class certification. There has been no ruling on the merits of either the plaintiffs’ individual claims or the claims of the class. If the plaintiffs achieve nationwide class certification and are successful in their suit, the Company could be obligated to pay actual damages plus statutory damages of the lesser of $500,000 or 1% of the Company’s net worth. At the present time, the ultimate outcome of this matter is not determinable; accordingly, no amounts have been accrued in the Company’s financial statements. The Company intends to vigorously defend this matter and does not expect it to have a material impact on the Company’s business, results of operations or financial condition.

The Company is subject to other legal proceedings, which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability, if any, is not likely to have a material effect on the consolidated financial statements.

Unfunded Loan Commitments

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its borrowers. These financial instruments primarily represent commitments to fund loans. These instruments involve, to varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the statement of financial position. The credit risk is mitigated by the Company’s evaluation of the creditworthiness of potential mortgage loan borrowers on a case-by-case basis. The Company does not guarantee interest rates to potential borrowers when an application is received. Interest rates conditionally approved following the initial underwriting of applications are subject to adjustment if any conditions are not satisfied. The Company commits to originate loans, in many cases dependent on the borrower’s satisfying various terms and conditions. These commitments totaled $168 million and $338 million as of December 31, 2002 and 2003, respectively.

Note 9 — Fair Value of Financial Instruments

The Company makes the following disclosure of the estimated fair value of financial instruments as of December 31, 2002 and 2003, using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	2002		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$11,450,909	$11,450,909	$7,763,662	$7,763,662
Mortgage loans held for sale	85,373,606	88,261,949	212,424,968	220,336,098
Liabilities:
Warehouse finance facilities	80,456,741	80,456,741	201,095,219	201,095,219
Off-balance sheet items:
Short-term commitments to extend credit	—	—	—	—

The fair value estimates as of December 31, 2002 and 2003 are based on pertinent information available to management. Current estimates of fair value may differ significantly from the amounts presented herein.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following describes the methods and assumptions used by the Company in estimating fair values:

•	The fair value of cash and cash equivalents is estimated to approximate their carrying values. Cash and cash equivalents include: cash on hand, cash on deposit at financial institutions and overnight repurchase agreements with financial institutions.

•	The fair value of mortgage loans held for sale is estimated using average bid prices for such loans obtained by management from various institutional loan purchasers of mortgage loans, considering the interest rates and terms of loans composing the portfolio.

•	The fair value of warehouse finance facilities is estimated to approximate their carrying values, as their interest-bearing rates and terms are considered to approximate current market interest-bearing rates and terms available to the Company for such debt at December 31, 2002 and 2003.

•	The fair value of short-term commitments to extend credit is generally estimated by comparing the estimated gain on sale at the date of commitment to the estimated gain on sale at year end. At December 31, 2002 and 2003, the fair value of the short-term commitments approximated zero. As of December 31, 2002 and 2003, total loan commitments were $168 million and $338 million, respectively.

Note 10 — Interest Rate Risk

Interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates and their effect on the spread between the yield on interest-earning assets and the yield on interest-bearing liabilities. The fair value of interest-earning assets may also be affected by changes in interest rates. The Company does not presently engage in interest rate risk hedging activities, as management believes that the period of time between the date that the Company issues loan commitments and the date that such loans are funded and ultimately sold, is sufficiently short (generally 45 days or less) to mitigate interest rate risk. Accordingly, a significant increase in interest rates or a decrease in the spread between the yield on interest-bearing assets and the yield on interest-earnings liabilities occurring in the future over a time span of less than 45 days could have a significant impact on the Company’s operations. The Company regularly reviews the interest rates on its loan products and makes adjustments to the interest rates it offers to reflect current market conditions.

Note 11 — Credit Risk

The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business. These financial instruments include unfunded commitments to extend credit to borrowers. The Company has a first or second lien position on all loans that it originates. As of December 31, 2002 and 2003, the weighted average combined loan-to-value ratio (“WCLTV”) of loans held for sale was approximately 79% and 84%, respectively. The WCLTV represents the weighted average combined first and second mortgage balances as a percentage of the lesser of appraised value or the purchase price of the mortgaged property, with the appraised value determined by an appraiser with appropriate professional designations. A title insurance policy is required for all loans.

The Company is exposed to on-balance sheet credit risk related to its mortgage loans held for sale portfolio. The Company is also exposed to off-balance sheet credit risk related to loans which the Company has committed to originate. See Note 8.

The Company’s sales of mortgage loans are subject to standard mortgage industry representations and warranties, material violations of which may require the Company to repurchase one or more mortgage loans, due to breaches of these representations and warranties or if a borrower fails to make one or more of the first loan payments due on the loan. As of December 31, 2002 and 2003, mortgage loans held for sale included approximately $541,451 and $502,581, respectively, of loans repurchased pursuant to such provisions.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2003, mortgage loans held for sale were collateralized by properties located throughout the United States. Approximately 31% and 29% of the loans held for sale were collateralized by properties located in Florida and California, respectively. During the years ended December 31, 2001, 2002 and 2003, approximately 34%, 32% and 31%, respectively, of loans originated were collateralized by properties located in Florida, and approximately 20%, 25% and 29%, respectively, of loans originated were collateralized by properties located in California.

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of mortgages held for sale, commitments to extend credit, and cash and cash equivalents, including overnight repurchase agreements. The Company deposits its cash and cash equivalents with what management believes to be high credit-quality financial institutions and thereby attempts to limit the Company’s exposure to credit risk regarding cash and cash equivalents. As of December 31, 2003, the Company had approximately $7.8 million deposited with four financial institutions. As of December 31, 2002 and 2003, no single borrower represented greater than 10% of the portfolio of loans held for sale.

At December 31, 2003, approximately 23% and 30% of the Company’s off-balance sheet credit risk regarding commitments to extend credit, involved properties located in Florida and California, respectively. For the years ended December 31, 2001, 2002 and 2003, the Company’s largest investors, expressed as a percentage of gain on sale of loans, were as follows:

	2001	2002	2003
Investor A	37%	74%	48%
Investor B	17%	10%	11%

Note 12 — Related Party Transactions

Management Agreement

On November 11, 1999, the Company entered into a Management Agreement (the “Agreement”) with Sun Mortgage Advisors, Inc. (“Sun”), an affiliate of one of the Company’s members, whereby the Company retained Sun to provide certain management and advisory services to the Company. The term of the Agreement is the shorter of 10 years or the consummation of a qualifying transaction in which the Company consolidates or merges with another entity. The management fee was $200,000 per year, payable quarterly. However, effective July 1, 2003, the annual fee was increased to $400,000. The management fee was waived for the period beginning September 1, 2000 until April 1, 2001. As a result of a change in circumstances during 2002, the management fee previously waived was paid and totaled $66,667. Therefore, the management fee expense for the years ended December 31, 2001, 2002 and 2003 was $150,000, $266,667 and $300,000, respectively, and the related expense is included in general and administrative expenses in the accompanying consolidated statements of earnings. The Company had no accrued management fees at December 31, 2002 or 2003.

The Company also paid certain other amounts to Sun totaling $11,727, $174,139 and $108,180 for the years ended December 31, 2001, 2002 and 2003, respectively.

Other

On May 24, 2001, the members of the Company loaned the Company a total of $1,000,000. In exchange, the members received subordinated unsecured promissory notes that were due on demand and accrued interest at 14% per annum. Accrued interest on the loans at December 31, 2002 and 2003 totaled approximately $226,000 and $0, respectively, and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. No interest was paid in 2001 and 2002. In February 2003, the total principal and accrued interest was paid in full.

NLC FINANCIAL SERVICES, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2002 and 2003, one of the Company’s members provided consulting services for the Company and received fees totaling $83,000 and $88,000, respectively. Such fees are included in general and administrative expenses in the accompanying consolidated statements of earnings. No such fees were incurred in 2001.

During 2002, the Company originated three mortgage loans for certain of the Company’s members/officers in the aggregate amount of $1,952,700. Included in loans held for sale as of December 31, 2002 were two such loans totaling $952,700. By January 2003, all three loans were sold to unrelated investors for an aggregate purchase price that exceeded cost by an immaterial amount. No such loans were made in 2001 or 2003.

Note 13 — Quarterly Financial Data (unaudited)

The following financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the results of the interim periods. The quarterly results for the years ended December 31, 2002 and 2003 are set forth in the following table (in thousands, except per share data):

	Loan Production Revenue	Net Interest Income	Earnings from Operations	Net Earnings
2002
First quarter	$9,252	$643	$2,645	$2,645
Second quarter	11,881	793	4,203	4,203
Third quarter	12,187	876	4,646	4,646
Fourth quarter	15,309	856	4,217	5,159	(1)

Total	$48,629	$3,168	$15,711	$16,653

2003
First quarter	$14,141	$1,156	$3,945	$3,945
Second quarter	18,765	1,524	5,038	5,038
Third quarter	17,021	1,591	4,225	4,225
Fourth quarter	19,960	2,379	5,830	5,830

Total	$69,887	$6,650	$19,038	$19,038

(1)	Reflects an insurance reimbursement received during the quarter in the amount of $942.

Note 14 — Subsequent Events

Distributions

In April 2004, members of the Company received additional distributions totaling $6,058,823.

Public Offering

In 2004, the Company’s board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell 3,100,000 shares of common stock to the public.

3,100,000 Shares

Common Stock

PROSPECTUS

SunTrust Robinson Humphrey

Piper Jaffray

Stephens Inc.

                    , 2004

Through and including                     , 2004, all dealers effecting transactions in the common stock, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses in connection with this offering (all of which will be borne by the registrant) are as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	$6,323.60
NASD filing fee	6,250.00
Nasdaq listing fees	100,000.00
Printing expenses	250,000.00
Accounting fees and expenses	325,000.00
Legal fees and expenses	875,000.00
Blue Sky fees and expenses	10,000.00
Transfer agent’s fees and expenses	2,500.00
Miscellaneous	24,926.40

Total	$1,600,000.00

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right that any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

The registrant’s certificate of incorporation and bylaws provide that each person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the registrant (or is or was serving at the request of the registrant as a director or officer of another entity), shall be indemnified and held harmless by the registrant against all expenses (including attorneys’ fees), judgments, fines and amounts paid or to be paid in settlement actually and reasonably incurred or suffered by such person in connection therewith, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant.

The certificate of incorporation and bylaws also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights that an officer or director may have or hereafter acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

Item 15. Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, the registrant has not sold securities which were not registered under the Securities Act of 1933, as amended.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

*1.1	Form of Underwriting Agreement.

**3.1	Form of Amended and Restated Certificate of Incorporation of the registrant.

**3.2	Form of Amended and Restated Bylaws of the registrant.

*5.1	Opinion of Morgan, Lewis & Bockius LLP.

**10.1†	Warehousing Credit and Security Agreement dated February 4, 2000, as amended, by and among Washington Mutual Bank, FA, First NLC Financial Services, LLC and NLC Financial Services, LLC.

**10.2†	Master Repurchase Agreement dated December 20, 2001, as amended, by and among Credit Suisse First Boston Mortgage Capital LLC, First NLC Financial Services, LLC and NLC, Inc.

**10.3†	Second Amended and Restated Warehousing Credit and Security Agreement dated November 1, 2003, as amended, by and among First NLC Financial Services, LLC, NLC, Inc. and Residential Funding Corporation.

**10.4	Lease Agreement dated May 23, 1995 by and between Metropolitan Life Insurance Company and National Lending Center, Inc., as amended by First Amendment to Lease dated March 18, 1996, Second Amendment to Lease dated April 7, 1997, Assignment and Assumption dated July 10, 1997, Third Amendment to Lease dated February 3, 1998, Fourth Amendment to Lease dated July 12, 1999, Fifth Amendment to Lease dated February 6, 2001, Sixth Amendment to Lease dated October 15, 2001, Seventh Amendment to Lease dated May 9, 2002, Eighth Amendment to Lease dated May 8, 2003 and Ninth Amendment to Lease effective December 1, 2003.

**10.5	Software License Agreement, dated June 17, 2002, by and between Provantedge.Com Corporation and First NLC Financial Services, LLC.

**10.6	Interim Servicing and Servicing Rights Purchase Agreement by and among Ocwen Financial Corporation, Ocwen Federal Bank FSB and First NLC Financial Services, LLC.

*10.7	Form of First NLC Financial Services, Inc. 2004 Equity Compensation Plan.

*10.8	Form of Registration Rights Agreement to be entered into by and among the registrant, Sun Mortgage Partners, L.P., Neal S. Henschel and Jeffrey M. Henschel.

**21.1	Subsidiaries of the registrant.

*23.1	Consent of Grant Thornton LLP.

Exhibit Number	Description of Exhibit

*23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

**24.1	Power of Attorney.

*99.1	Consent of Patrick J. Sullivan as a person named to become a director.

*99.2	Consent of George R. Rea as a person named to become a director.

*99.3	Consent of C. Daryl Hollis as a person named to become a director.

*99.4	Consent of Noah Gottdiener as a person named to become a director.

*	Filed herewith.
**	Previously filed.
†	Portions of this Exhibit have been omitted pursuant to a request for confidential treatment.

(b) Financial Statement Schedules.

All such schedules have been omitted because the information required to be set forth therein is not applicable or is provided elsewhere.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Deerfield Beach, Florida, on May 5, 2004.

FIRST NLC FINANCIAL SERVICES, INC.

By:	/s/ NEAL S. HENSCHEL

Neal S. Henschel Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 5, 2004:

Signature	Title

/s/ NEAL S. HENSCHEL Neal S. Henschel	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

* Jeffrey M. Henschel	President, Chief Operating Officer and Secretary and Director

* Thomas J. Czochanski	Chief Financial Officer and Vice President (Principal Financial and Accounting Officer)

* Marc J. Leder	Director

* By: /s/ NEAL S. HENSCHEL Attorney-in-fact, pursuant to powers of attorney previously filed as part of this registration statement

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement.

5.1	Opinion of Morgan, Lewis & Bockius LLP.

10.7	Form of First NLC Financial Services, Inc. 2004 Equity Compensation Plan.

10.8	Form of Registration Rights Agreement to be entered into by and among the registrant, Sun Mortgage Partners, L.P., Neal S. Henschel and Jeffrey M. Henschel.

23.1	Consent of Grant Thorton LLP.

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1).

99.1	Consent of Patrick J. Sullivan as a person named to become a director.

99.2	Consent of George R. Rea as a person named to become a director.

99.3	Consent of C. Daryl Hollis as a person named to become a director.

99.4	Consent of Noah Gottdiener as a person named to become a director.